24

Follow-Up Materials

06012773

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swire Pacific

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 25 2006
THOMSON FINANCIAL

FILE NO. 82- 2184 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: Dew

DAT : 4/24/06

82-2184



ARS
12-31-05



# SWIRE PACIFIC

## 2005 Annual Report

# Delivering Value

Swire Pacific Limited is one of Hong Kong's leading listed companies with five operating divisions: Property, Aviation, Beverages, Marine Services and Trading & Industrial. The company's operations are predominantly in the Greater China region where the name Swire or 太古 in Chinese, has been established for over 130 years. Underpinned by a strong financial base the company seeks long-term sustainable growth and returns which exceed the cost of capital.

The Property Division employed HK$78,092 million of the company's total assets employed of HK$106,220 million as of the end of 2005. Profits attributable to the Company's shareholders on these assets were HK$12,684 million giving an average return on equity attributable to the Company's shareholders of 21.8%. Excluding the valuation gains on investment properties and the associated deferred tax on these gains, the underlying profits of the division were HK$2,674 million giving an underlying average return on equity attributable to the Company's shareholders of 3.9% in 2005.

Assets employed attributable to the Aviation Division amounted to HK$18,431 million. Profits attributable to the Company's shareholders were HK$1,928 million giving an average return on equity attributable to the Company's shareholders of 10.8%.

The other three divisions have total assets employed of HK$9,531 million and earned profits attributable to the Company's shareholders of HK$4,029 million. These included a non-recurring profit of HK$2,270 million from the disposal of the group's interest in an associated company. The three divisions combined achieved an average return on equity attributable to the Company's shareholders of 48.4% after non-recurring gains and 24.4% before such gains in 2005.

The group overall achieved an average return on equity attributable to the Company's shareholders of 21.6% in 2005, compared to 26.7% in 2004. Excluding the valuation gains on investment properties and the deferred tax on these gains, the group's underlying average return was 9.1% in 2005 against 8.4% in 2004.

# Contents

# At a glance

**PROFIT AND LOSS ACCOUNT**

**Turnover**

Property
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office

**Profit attributable to the Company's shareholders**

Property
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office

Interim and final dividends for the year
Share repurchases
Retained profit less share repurchases

**BALANCE SHEET**

**Net Assets Employed**

Property – cost and working capital
– valuation surplus
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office

**Financed by**

Equity attributable to the Company's shareholders
Minority interests
Short-term financing/(surplus)
Long-term financing

**'A' shares**

Earnings per share
Dividends per share
Equity attributable to shareholders per share

**'B' shares**

Earnings per share
Dividends per share
Equity attributable to shareholders per share

**Ratio**

Return on average equity attributable to the Company's shareholders
Return on average equity attributable to the Company's shareholders (historic cost)
Gearing ratio
Interest cover – times
Dividend cover – times

**Underlying**

Profit (HK$M)
Equity attributable to Company's shareholders (HK$M)
Return on average equity
Earnings per 'A' share (HK$)
Gearing ratio
Interest cover – times
Dividend cover – times

# Ten-Year Financial Summary

### Turnover


HK$M
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
96 97 98 99 00 01 02 03 04 05
Property
Beverages
Trading & Industrial
Aviation
Marine Services

### Profit attributable to the Company's shareholders


HK$M
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
-25,000
96 97 98 99 00 01 02 03 04 05
Property
Beverages
Trading & Industrial
Aviation
Marine Services
Underlying profit

### Net assets employed


HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
96 97 98 99 00 01 02 03 04 05
Property – cost
Beverages
Property – valuation surplus
Marine Services
Aviation
Trading & Industrial

### Total equity and net debt


HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
96 97 98 99 00 01 02 03 04 05
Total equity
Net debt
Underlying total equity

### 'A' share EPS and DPS


HK$
20
15
10
5
0
-5
-10
-15
96 97 98 99 00 01 02 03 04 05
Earnings per share
Underlying EPS
Dividends per share

### Returns on average equity*


%
80
60
40
20
0
-20
-40
-60
96 97 98 99 00 01 02 03 04 05
Group
Aviation
Marine Services
Property
Beverages
Group – underlying

### Equity attributable to the Company's shareholders and market capitalisation at year end


HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
96 97 98 99 00 01 02 03 04 05
Market capitalisation
Equity attributable to the Company's shareholders

### Swire Pacific share price relative to HSI


Relative Index
200
150
100
50
0
96 97 98 99 00 01 02 03 04 05
Swire Pacific 'A'
Swire Pacific 'B'
Hang Seng Index

* Returns on average equity for Trading & Industrial Division are not shown on the graph as restructuring within the division has rendered the comparison of returns between years unmeaningful.

| | 1996 HK$M | 1997 HK$M | 1998 HK$M | 1999 HK$M | 2000 HK$M | 2001 HK$M | 2002 HK$M | 2003 HK$M | 2004 HK$M | **2005 HK$M** |
|---|---|---|---|---|---|---|---|---|---|---|
| **PROFIT AND LOSS ACCOUNT** | | | | | | | | | | |
| **Turnover** | | | | | | | | | | |
| Property | 9,720 | 11,449 | 6,363 | 7,024 | 5,787 | 6,163 | 5,798 | 7,539 | 7,306 | **6,197** |
| Aviation | 13,511 | – | – | – | – | – | – | – | – | **–** |
| Beverages | 4,554 | 4,381 | 4,552 | 4,450 | 4,439 | 4,513 | 4,787 | 4,955 | 4,978 | **5,187** |
| Marine Services | 542 | 730 | 970 | 809 | 843 | 893 | 991 | 1,216 | 1,297 | **1,492** |
| Trading & Industrial | 6,739 | 5,385 | 4,851 | 4,420 | 3,816 | 3,453 | 3,442 | 3,637 | 4,704 | **6,036** |
| Head Office* | 373 | 26 | 28 | 21 | 21 | 29 | 28 | 40 | 39 | **25** |
| | 35,439 | 21,971 | 16,764 | 16,724 | 14,906 | 15,051 | 15,046 | 17,387 | 18,324 | **18,937** |
| **Profit attributable to the Company's shareholders** | | | | | | | | | | |
| Property | 23,440 | (4,364) | (23,137) | 5,341 | 4,881 | (2,956) | (2,129) | 68 | 15,097 | **12,684** |
| Aviation | 2,279 | 1,004 | (106) | 1,040 | 2,510 | 520 | 2,128 | 843 | 2,393 | **1,928** |
| Beverages | 326 | 323 | 266 | 164 | 153 | 235 | 276 | 363 | 385 | **474** |
| Marine Services | 387 | 450 | 626 | 467 | 505 | 617 | 658 | 646 | 741 | **3,035** |
| Trading & Industrial | 237 | 13 | (198) | 92 | (84) | 130 | 4 | 228 | 388 | **520** |
| Head Office* | (227) | (309) | (413) | (475) | (187) | (193) | (300) | (132) | (186) | **116** |
| | 26,442 | (2,883) | (22,962) | 6,629 | 7,778 | (1,647) | 637 | 2,016 | 18,818 | **18,757** |
| Interim and final dividends for the year | 2,806 | 2,756 | 1,304 | 1,707 | 1,738 | 1,738 | 1,996 | 2,052 | 3,062 | **3,154** |
| Share repurchases | – | 1,833 | – | – | – | – | 540 | 60 | – | **–** |
| Retained profit less share repurchases | 23,636 | (7,472) | (24,266) | 4,922 | 6,040 | (3,385) | (1,899) | (96) | 15,756 | **15,603** |
| **BALANCE SHEET** | | | | | | | | | | |
| **Net Assets Employed** | | | | | | | | | | |
| Property – cost and working capital | 13,240 | 18,602 | 28,550 | 29,346 | 27,272 | 33,932 | 33,380 | 32,114 | 30,064 | **30,459** |
| – valuation surplus | 68,140 | 56,826 | 26,956 | 30,110 | 38,141 | 28,510 | 23,011 | 20,217 | 35,981 | **47,633** |
| Aviation | 12,391 | 13,496 | 13,381 | 14,323 | 16,740 | 15,898 | 16,565 | 16,260 | 17,304 | **18,431** |
| Beverages | 3,311 | 3,630 | 3,723 | 3,838 | 3,509 | 3,369 | 3,479 | 3,111 | 2,936 | **2,930** |
| Marine Services | 1,777 | 2,244 | 2,569 | 2,962 | 2,752 | 2,899 | 3,814 | 4,335 | 4,772 | **5,061** |
| Trading & Industrial | 2,503 | 2,712 | 2,283 | 1,994 | 1,849 | 1,767 | 1,379 | 1,042 | 1,363 | **1,540** |
| Head Office* | 46 | 168 | 540 | 637 | 87 | 102 | 27 | 283 | 410 | **166** |
| | 101,408 | 97,678 | 78,002 | 83,210 | 90,350 | 86,477 | 81,655 | 77,362 | 92,830 | **106,220** |
| **Financed by** | | | | | | | | | | |
| Equity attributable to the Company's shareholders | 88,583 | 81,864 | 56,649 | 62,473 | 68,923 | 65,507 | 62,983 | 62,440 | 78,625 | **94,843** |
| Minority interests | 2,652 | 3,309 | 3,494 | 3,972 | 4,691 | 4,291 | 4,537 | 4,806 | 5,943 | **5,929** |
| Short-term financing/(surplus) | (194) | (2,116) | 4,677 | 3,192 | 1,687 | 2,489 | 4,222 | 4,207 | 1,053 | **(611)** |
| Long-term financing | 10,367 | 14,621 | 13,182 | 13,573 | 15,049 | 14,190 | 9,913 | 5,909 | 7,209 | **6,059** |
| | 101,408 | 97,678 | 78,002 | 83,210 | 90,350 | 86,477 | 81,655 | 77,362 | 92,830 | **106,220** |

* Includes Insurance Division in 1996

| | HK$ | HK$ | HK$ | HK$ | HK$ | HK$ | HK$ | HK$ | HK$ | **HK$** |
|---|---|---|---|---|---|---|---|---|---|---|
| **'A' shares** | | | | | | | | | | |
| Earnings per share | 16.67 | (1.83) | (14.75) | 4.27 | (5.02) | (1.06) | 0.41 | 1.32 | 12.29 | **12.25** |
| Dividends per share | 1.77 | 1.77 | 0.84 | 1.10 | 1.12 | 1.12 | 1.30 | 1.34 | 2.00 | **2.06** |
| Equity attributable to shareholders per share | 55.87 | 52.75 | 36.50 | 40.25 | 44.41 | 42.20 | 41.09 | 40.79 | 51.35 | **61.95** |
| **'B' shares** | | | | | | | | | | |
| Earnings per share | 3.33 | (0.37) | (2.95) | 0.85 | (1.00) | (0.21) | 0.08 | 0.26 | 2.46 | **2.45** |
| Dividends per share | 0.35 | 0.35 | 0.17 | 0.22 | 0.22 | 0.22 | 0.26 | 0.27 | 0.40 | **0.41** |
| Equity attributable to shareholders per share | 11.17 | 10.55 | 7.30 | 8.05 | 8.88 | 8.44 | 8.22 | 8.16 | 10.27 | **12.39** |
| **Ratio** | | | | | | | | | | |
| Return on average equity attributable to the Company's shareholders | 35.03% | -3.38% | -33.16% | 11.13% | 11.84% | -2.45% | 0.99% | 3.21% | 26.68% | **21.63%** |
| Return on average equity attributable to the Company's shareholders (historic cost) | 24.14% | 18.32% | 4.62% | 11.15% | 9.53% | 10.17% | 11.76% | 10.30% | 12.80% | **15.64%** |
| Gearing ratio | 11.15% | 14.68% | 29.69% | 25.23% | 22.73% | 23.90% | 20.93% | 15.04% | 9.77% | **5.41%** |
| Interest cover – times | 79.54 | (22.96) | (85.69) | 14.87 | 22.28 | (4.57) | (1.96) | 4.45 | 21.72 | **34.09** |
| Dividend cover – times | 9.42 | (1.05) | (17.61) | 3.88 | 4.48 | (0.95) | 0.32 | 0.98 | 6.15 | **5.95** |
| **Underlying** | | | | | | | | | | |
| Profit (HK$M) | 7,579 | 6,591 | 1,701 | 4,235 | 3,792 | 4,307 | 5,389 | 4,942 | 6,538 | **8,742** |
| Equity attributable to Company's shareholders (HK$M) | 102,286 | 93,641 | 63,333 | 69,541 | 76,985 | 72,540 | 68,957 | 68,107 | 87,020 | **105,300** |
| Return on average equity | 8.69% | 6.73% | 2.17% | 6.37% | 5.18% | 5.76% | 7.62% | 7.21% | 8.43% | **9.09%** |
| Earnings per 'A' share (HK$) | 4.78 | 4.19 | 1.09 | 2.73 | 2.45 | 2.77 | 3.49 | 3.23 | 4.27 | **5.71** |
| Gearing ratio | 9.68% | 12.88% | 26.72% | 22.78% | 20.43% | 21.66% | 19.18% | 13.82% | 8.84% | **4.87%** |
| Interest cover – times | 20.48 | 54.84 | 8.09 | 7.62 | 8.23 | 8.30 | 7.63 | 9.47 | 5.34 | **12.82** |
| Dividend cover – times | 2.70 | 2.39 | 1.30 | 2.48 | 2.18 | 2.48 | 2.70 | 2.41 | 2.14 | **2.77** |

Notes:

1. Turnover for the first half of 1996 has incorporated the results of Cathay Pacific and HAECO as subsidiaries. Subsequent to the placement of new shares by Cathay Pacific on 10th June 1996, both companies became associated companies and therefore their figures have not since been consolidated.
2. Turnover, net assets employed, minority interest and long-term financing for the years 1996-1997 inclusive have been restated to reflect the reclassification of certain partly-owned subsidiaries and associated companies as jointly controlled companies.
3. Turnover for the year 1996-2003 inclusive has been restated to reflect the reclassification of certain expenses from cost of sales and distribution costs to turnover.
4. Equity attributable to Swire Pacific and equity attributable to Swire Pacific per share for the years 1996-1998 inclusive have been restated to include the unrealised exchange differences on hedges of foreign currencies and the investment revaluation reserve.
5. In accordance with HKAS 10 "Events after the balance sheet date", dividends proposed by the Company after the balance sheet date may no longer be treated as a current liability at the balance sheet date. Current liabilities and equity attributable to the Company's shareholders for the years 1996-2000 inclusive have been restated to reflect this.
6. Profit attributable to the Company's shareholders for the years 1997-1999 has been restated to reflect the impairment losses on goodwill.
7. In accordance with the revised HKAS 12 'Income taxes", provision for deferred tax is accounted for all temporary differences. Profit and equity attributable to the Company's shareholders and minority interests for the years 1996-2002 inclusive have been restated to reflect this.
8. Following the adoption of HKAS 40, changes in the fair values of investment properties are included in the profit and loss account rather than in property valuation reserve. HKAS Interpretation 21 requires the calculation of deferred tax on revaluation surpluses of all leasehold investment properties. Profit and equity attributable to the Company's shareholders and minority interests for the year 1996-2004 inclusive have been restated to reflect all these.
9. The equity attributable to the Company's shareholders and its return by division for 2003-2005 are shown in the Financial Review – Investment Appraisal and Performance Review on pages 43 and 44.
10. The group adopted the Hong Kong Financial Reporting Standards in 2005. Prior years' comparatives have been amended as required, in accordance with the relevant requirements.
11. Underlying profit represents profit per accounts excluding the impact of adopting HKAS 40 and HKAS-Int 21 on investment properties and income taxes. The reconciliation between underlying profit and profit per accounts is provided on pages 35 to 36.

# Chairman's Statement

The attributable profit for Swire Pacific in 2005 was HK$18,757 million. This compares to profits of HK$18,818 million prepared on a comparable basis for 2004. These results reflect the adoption of new Hong Kong Financial Reporting Standards effective from 1st January 2005. Underlying attributable profits, which adjust for the impact of adopting Hong Kong Accounting Standard 40 and Interpretation 21 on investment properties and income taxes respectively, amounted to HK$8,742 million, 33.7% up on the corresponding figure of HK$6,538 million in 2004. This strong growth included significant non-recurring capital profits on the sale of the group's Hong Kong port interests and residential apartments. Profits from the Aviation Division saw a modest decline with good traffic growth unable to offset the significant rise in fuel costs. Other divisions performed well with the Property Division benefiting from positive rental reversions.

## Dividends

Directors have recommended a final dividend of HK¢146.0 per 'A' share and HK¢29.2 per 'B' share, which together with interim dividends paid in October 2005, represents total dividends of HK¢206.0 per 'A' share and HK¢41.2 per 'B' share.

## Scope of Activities

During the year it was decided to commence construction of One Island East, an office building of approximately 1,520,000 square ft., and a 350-room hotel to be known as Hotel Cityplaza, also in Island East. Both projects are scheduled for completion in 2008. With the opening of the Taikoo Hui mixed-use property in Guangzhou in early 2009, Swire Properties will then have a high-grade investment property portfolio of over 19 million square feet.

Cathay Pacific has continued to take advantage of robust traffic demand with many additional frequencies to existing destinations. This increase to the depth of the existing network has strengthened the Hong Kong hub and Cathay Pacific's competitiveness in a rapidly expanding market.

Rising demand for airframe and engine maintenance led to strong earnings growth at HAECO.

In spite of further rises in raw material prices, the Beverages Division enjoyed improved profits with better pricing in the USA augmented by robust volume growth in China.

A gradual increase in charter rates over the course of the year and high vessel utilisation led to a record profit for Swire Pacific Offshore in 2005. Profits were further lifted by the sale of a production rig early in the year.

The group's 17.6% interest in Modern Terminals Limited was sold in August realising an attributable profit of HK$2,270 million. Shekou Container Terminals saw modest throughput and earnings growth and has recently introduced additional capacity.

Record sales of motor vehicles in Taiwan and sports apparel in Hong Kong and Mainland China coupled with improved returns from industrial associates on the mainland boosted earnings growth by 34% from the Trading & Industrial Division in 2005.

## Finance

Good cash flows from operations, asset realisations and dividends totalling HK$11,347 million resulted in net debt and gearing falling to HK$5,448 million and 5% respectively.

Long-term credit ratings at the year end stood at A3 from Moody's and A- from both Fitch and Standard & Poor's.

> **"We remain confident of the underlying strength of our core businesses and of the economies in which they operate."**

## Corporate Governance

[illegible] commitment to good corporate governance and the highest standards of business integrity is central to our management philosophy. The key principles and values to which we aim to adhere, and the various measures by which the interests of shareholders and other stakeholders are safeguarded is set out on pages 53 to 62.

## Corporate Social Responsibility

For more than a century, the group has engaged closely with the communities where it operates. It has done this through community relations initiatives, philanthropy, health and safety programmes, sustained investment in staff development and human resources, and an increasingly sophisticated approach towards sustainability and environmental protection that meets or exceeds best practice. Highlights of the group's CSR developments in [illegible] are set out on pages 72 to 76 of this report.

## Prospects

Growing consumer confidence and trade across the region should underpin continued strong economic growth both in Hong Kong and on the mainland. A steady increase in investment in the group's property, aviation, marine and beverage operations over the last 18 months places the group in a good position to benefit from this positive economic outlook.

Good progress has been made on the design and construction of the Taikoo Hui development in Guangzhou. With offices now established in Shanghai and Beijing, Swire Properties is actively seeking additional investment opportunities in Mainland China.

# Chairman's Statement

The recently placed order for 16 long-haul and three regional aircraft together with purchase rights for a further 20 long-haul aircraft will allow Cathay Pacific to expand its regional and long haul network. Passenger traffic and cargo volumes are expected to continue to grow strongly. The high price of fuel is expected to keep margins under pressure.

Volume growth facilitated by recent investments in distribution equipment will help offset the effect on margins of high material costs for Swire Beverages.

The delivery of 12 new vessels over the next 15 months will allow Swire Pacific Offshore to take advantage of growing exploration demand for oil and gas.

The Trading & Industrial Division anticipates more modest growth in 2006 after three consecutive years of significant earnings growth to 2005. Mainland China will remain the key focus with a significant broadening of distribution capacity in sports apparel and manufactured products.

We remain confident of the underlying strength of our core businesses and of the economies in which they operate. The group has committed to a marked increase in new investment over the next few years and expects this to grow with a number of new projects under consideration.

The results achieved in 2005 reflect extremely well on staff across the group and I take this opportunity to thank them for their hard work and commitment throughout the year.

**Christopher D Pratt**
Chairman
Hong Kong, 9th March 2006

# Financial Highlights

| | Note | 2005 HK$M | 2004 HK$M | Change % |
|---|---|---|---|---|
| **Turnover** | | **18,937** | 18,324 | +3.3 |
| **Operating profit** | | **19,842** | 20,981 | -5.4 |
| **Profit attributable to the Company's shareholders** | | **18,757** | 18,818 | -0.3 |
| **Cash generated from operations** | | **5,030** | 6,064 | -17.1 |
| **Net cash inflow before financing** | | **6,693** | 4,722 | +41.7 |
| **Total equity (including minority interests)** | | **100,772** | 84,568 | +19.2 |
| **Consolidated net borrowings** | | **5,448** | 8,262 | -34.1 |
| | | **HK$** | HK$ | |
| **Earnings per share** | 1 | | | |
| 'A' shares | | **12.25** | 12.29 | -0.3 |
| 'B' shares | | **2.45** | 2.46 | |
| | | **HK$** | HK$ | |
| **Dividends per share** | | | | |
| 'A' shares | | **2.060** | 2.000 | +3.0 |
| 'B' shares | | **0.412** | 0.400 | |
| | | **HK$** | HK$ | |
| **Equity attributable to the Company's shareholders per share** | | | | |
| 'A' shares | | **61.95** | 51.35 | +20.6 |
| 'B' shares | | **12.39** | 10.27 | |

**Notes:**
1. Earnings per share have been calculated by dividing the profit attributable to the Company's shareholders by the weighted average number of shares in issue during each year.
2. These financial highlights have reflected the impact of the adoption of the new Hong Kong Financial Reporting Standards since 1st January 2005. Comparatives have been restated.

## Underlying Profits

| | 2005 HK$M | 2004 HK$M | Change % |
|---|---|---|---|
| Underlying operating profit | **7,464** | 5,157 | +44.7 |
| Underlying profit attributable to the Company's shareholders | **8,742** | 6,538 | +33.7 |
| | **HK$** | HK$ | |
| Underlying earnings per share ('A' shares) | **5.71** | 4.27 | +33.7 |
| | **HK$** | HK$ | |
| Underlying equity attributable to the Company's shareholders per share ('A' shares) | **68.77** | 56.84 | +21.0 |

Separate statements reconciling the profit per accounts, underlying profit and profit as reported under the previous accounting standards are provided in the Financial Review section on pages 35 to 36. The reconciliation between equity attributable to Company's shareholders per accounts and underlying equity attributable to Company's shareholders is provided on page 37.




THREE PACIFIC PLACE
太古廣場三座

"With the opening of Taikoo Hui in Guangzhou in early 2009, we will have a high-grade investment property portfolio of over 19 million square feet."

Swire Properties' portfolio in Hong Kong principally comprises office and retail premises in prime locations, as well as serviced apartments, hotel interests and other luxury residential accommodation. The completed portfolio totals 13.11 million square feet of gross floor area. Current property pending or under development in Hong Kong comprises a further 2.19 million square feet, mainly of office space. In Mainland China, Swire Properties has a 97% interest in Taikoo Hui, a foreign joint venture company which is constructing a four million square foot mixed-use commercial development in Guangzhou, to be managed by Swire Properties, as well as a 10% interest in the CITIC Square development in Shanghai. In the United States, Swire Properties owns a 75% interest in the Mandarin Oriental Hotel in Miami, Florida.

Swire Properties' trading portfolio comprises land and apartments under development in Hong Kong and Miami, Florida. The company has sold substantially all its inventory of residential apartments.

# Property Division

| | Note | 2005 HK$M | 2004 HK$M |
|---|---|---|---|
| **Turnover** | | | |
| **Gross rental income derived from** | | | |
| Offices | | **1,647** | 1,574 |
| Retail | | **2,315** | 2,218 |
| Residential | | **206** | 187 |
| **Non-recurring gross rental income** | | | |
| Offices | | **54** | – |
| Retail | | **82** | – |
| **Other income** | 1 | **78** | 81 |
| **Property investment** | | **4,382** | 4,060 |
| **Property trading** | | **1,339** | 2,506 |
| **Sale of investment properties** | | **509** | 766 |
| **Total turnover** | | **6,230** | 7,332 |
| | | | |
| **Operating profit derived from** | | | |
| Property investment | | **3,064** | 2,810 |
| Property trading | | **514** | 838 |
| Sale of investment properties | | **93** | 245 |
| Valuation gains on investment properties | | | |
| – change in fair value | 2 | **11,881** | 15,620 |
| – transferred to finance cost | 3 | **158** | 500 |
| – write-back of over-provision for land premium | 4 | **692** | – |
| **Total operating profit** | | **16,402** | 20,013 |
| | | | |
| **Share of post-tax profits from** | | | |
| **jointly controlled and associated companies** | | | |
| Normal operations | | **214** | 162 |
| Non-recurring items | | **–** | 299 |
| **Attributable profit** | | **12,684** | 15,097 |

Notes:
1. Other income is mainly estate management fees.
2. Refer to Note 2 in Financial Review section on page 35.
3. Refer to Note 4 in Financial Review section on page 36.
4. Refer to Note 5 in Financial Review section on page 36.

# Property Division

The attributable profit in the table on page 9 reflects the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property". Particulars of the standard and its impact on the division's results are set out in the Financial Review Section on pages 35 to 44 and Note 1(a) to the Accounts on page 84. The underlying profit of the division, which excludes the impact of adopting HKAS 40 and Interpretation ("HKAS-Int") 21 is shown below.

| | **2005 HK$M** | 2004 HK$M |
|---|---|---|
| Attributable profit | **12,684** | 15,097 |
| Profit on sale of investment properties | **352** | 408 |
| Valuation gains from subsidiaries | | |
| –change in fair value | **(11,881)** | (15,620) |
| –transferred to finance cost | **(158)** | (500) |
| –write-back of over-provision for land premium | **(692)** | – |
| Share of valuation gains from JCC and Associates | **(114)** | (61) |
| Others | **7** | 7 |
| Taxation | **2,127** | 2,766 |
| Minority interests | **349** | 818 |
| Underlying profit | **2,674** | 2,915 |

**Net rental income**


HK$M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
96 97 98 99 00 01 02 03 04 05

**Valuation of investment properties**


HK$M
10,0000
80,000
60,000
40,000
20,000
0
96 97 98 99 00 01 02 03 04 05
Completed
Under development

**Operating profit before non-recurring items**


HK$M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
96 97 98 99 00 01 02 03 04 05
Property investment
Sale of investment properties
Property trading

**Floor area of property portfolio**


Completed:
('000 sq.ft.)
20,000
15,000
10,000
5,000
0
96 97 98 99 00 01 02 03 04 05 on completion
Office
Techno-centres
Hotels
Retail
Residential


One Pacific Place
863,266 sf
The Atrium
173,999 sf
Two Pacific Place
695,510 sf
Parkside
443,075 sf
JW Marriott
525,904 sf
Queensway
The Mall
711,182 sf
Three Pacific Place
621,530 sf
Justice Drive
Island Shangri-La
605,728 sf
Conrad
540,115 sf
Wing Fung Street
Supreme Court Road
Pacific Place


Festival Walk Tower
232,215 sf
Tat Chee Avenue
Festival Walk (Mall)
981,303 sf
Kowloon Tong
KCR/MTR Interchange
Festival Walk


Not to scale. For identification purposes only.
New Territories
Kowloon Tong
Kowloon
MTR Routes
KCR Routes
MTR Interchange
MTR/KCR Interchange
Airport Express Routes
MTR Station
Future Development
Quarry Bay
Admiralty
Hong Kong Island


Lincoln House
333,350 sf
Somerset House
923,356 sf
Cityplaza Three
447,709 sf
Cityplaza Four
556,427 sf
Dorset House
609,540 sf
PCCW Tower
(20% interest)
620,148 sf
Cambridge House
268,793 sf
Devon House
803,448 sf
Cornwall House
334,936 sf
Warwick House
552,537 sf
Oxford House
501,249 sf
Taikoo Wan Road
Cityplaza One
(Phase 2)
446,107 sf
Hotel Cityplaza
199,640 sf
Cityplaza (Mall)
1,105,227 sf
One Island East
1,522,128 sf
Pan Hoi Street
King's Road
Westlands Road
Cityplaza One
628,785 sf
TaiKoo Place
Cityplaza

# Property Division

Property portfolio - gross floor area ('000 square feet)

| | Total | Retail | Office | Techno-centres | Residential | Hotels |
|---|---|---|---|---|---|---|
| Location | | | | | | |
| Completed | | | | | | |
| Pacific Place | 3,890 | 711 | 2,180 | – | 617 | 382 |
| TaiKoo Place | 4,451 | – | 2,640 | 1,811 | – | – |
| Cityplaza | 2,738 | 1,105 | 1,633 | – | – | – |
| Festival Walk | 1,214 | 982 | 232 | – | – | – |
| Others | 817 | 591 | 183 | – | 43 | – |
| – Hong Kong | 13,110 | 3,389 | 6,868 | 1,811 | 660 | 382 |
| – Mainland China | 114 | 37 | 77 | – | – | – |
| – United States | 258 | – | – | – | – | 258 |
| Total completed | **13,482** | **3,426** | **6,945** | **1,811** | **660** | **640** |
| Under and pending development | | | | | | |
| – Hong Kong | 2,185 | 11 | 1,974 | – | – | 200 |
| – Mainland China | 3,741 | 1,145 | 1,740 | – | – | 856 |
| Total | **19,408** | **4,582** | **10,659** | **1,811** | **660** | **1,696** |

## 2005 OVERVIEW

The Hong Kong property market has benefited significantly from the improved economy during 2005. Demand for office space has increased, and the absence of significant new supply has caused office rents to rise sharply, and vacancy to drop. Retail rents have risen steadily with tourism from Mainland China continuing to benefit sales, particularly in certain retail sectors, though domestic demand has also continued to improve.

Recurring gross rental income from the investment portfolio amounted to HK$4,168 million in 2005, compared with HK$3,979 million in 2004, reflecting increases throughout the portfolio.

The result for the year includes non-recurring gross rental income of HK$136 million, representing a change in the accounting treatment for rent-free periods. In prior years, rent-free periods were accounted for on a cash basis as they occurred in individual leases. With effect from 1st January 2005 these rent-free periods are recognised evenly over the committed terms of individual leases. The effect of this treatment is to bring into income, in 2005, HK$136 million which would otherwise have been recognised in future years.

Operating profit from property trading represents principally profits booked on the completion of units at The Carbonell in the United States, together with profits from the closing of remaining units at Jade Residences in the first half of the year. In addition, two office floors at Island Place in North Point were sold in August.

The remaining 13 apartments and some car parks at The Albany were sold during the year.

### Investment Properties

**Offices**

The office market was considerably stronger in 2005 as a consequence of increased demand and a limited amount of new supply. Recurring gross rental income from the office portfolio was 5% higher in 2005 than in 2004. Reversionary rentals on new tenancies and lease renewals were higher from around the middle of the year. Occupancy levels improved significantly and at the year-end averaged 94% for the office portfolio compared to 82% at the end of 2004.

**Retail**

The Swire Properties retail portfolio continued to perform well during 2005. Gross rental income for the year was 4% higher than that of 2004. Retail sales at Swire Properties' three principal shopping malls were higher and these centres remain fully let. Cityplaza, The Mall at Pacific Place and Festival Walk together welcome more than ten million visitors each month.

Cityplaza is the primary destination for shoppers in Island East. Uny, Wing On, Marks & Spencer and UA Cinemas are among the major anchor tenants; other tenants comprise over 170 retail and catering outlets and the Cityplaza Ice Palace, together totalling just over 1,100,000 square feet.

The Mall at Pacific Place is the pre-eminent shopping mall in Hong Kong. Seibu, Great Food Hall and Lane Crawford are the anchor tenants, together with 160 other retail and catering outlets amounting to approximately 700,000 square feet. Lane Crawford was closed for refurbishment for approximately three months in the second half of 2005. The cineplex at Pacific Place closed for reconfiguration and refurbishment at the end of January 2006 and will re-open in the fourth quarter of this year.

Festival Walk, a major shopping centre in Kowloon, was jointly owned by Swire Properties and CITIC Pacific until 3rd March 2006 and wholly owned by Swire Properties from that date. Anchor tenants include Taste, Marks & Spencer, Page One Books and the AMC Cinema, plus over 200 other retail and catering outlets and the Glacier ice rink together comprising over 980,000 square feet.

On 3rd March 2006, Swire Properties completed the acquisition of CITIC Pacific's 50% interest in Festival Walk for a consideration of HK$6,123 million.

The Citygate retail centre at Tung Chung, in which Swire Properties has a 20% interest, is being repositioned as an outlet mall for international brands, and a number of new tenancies have been secured.

**Residential Investment Portfolio**

The residential portfolio comprises mainly The Atrium and Parkside serviced suites at Pacific Place. Refurbishment of the suites at Parkside was completed during 2005. Occupancy of the available serviced suites has been lower in the second half of the year, largely due to increased competition in the market. The remaining residential properties on Hong Kong Island were fully let.

## Investment Properties under Development

Work will commence shortly on the main contract for the construction of One Island East, an office building of approximately 1,520,000 square feet at 18 Westlands Road, due for completion in 2008.

## 2005 Valuation of Investment Properties

The portfolio of investment properties was valued at 31st December 2005 by Debenham Tie Leung. As a result of this valuation, Swire Properties' operating profit increased by HK$11,881 million. The increase in 2005 largely reflects the recovery in office rental levels and benchmarks set by recent transactions in the market. Particulars of the properties in Hong Kong and the USA, both for investment and development for sale, are set out on pages 151 to 159.

## Taikoo Shing Arbitration

The claim by the Hong Kong SAR Government Lands Department for land premium in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers was upheld in an arbitration award announced in January 2001. In July 2003 the Court of Final Appeal refused to grant Swire Properties leave to appeal on a point of law. Following a fresh hearing held in February 2004, the arbitrator determined that the valuation dates for the purpose of quantifying the amount of land premium on the office towers should be the dates on which occupation permits were issued for each of the buildings, and that interest should be calculated at two-thirds of HIBID from those valuation dates.

# Property Division

Swire Properties and the Lands Department entered into discussions to settle land premium figures for the Cityplaza office towers at the respective valuation dates. Those discussions concluded during the course of the year and the amount of land premium was agreed to be HK$2,900 million.

Interest from the relevant valuation dates to the date of payment of the agreed premium was calculated to be HK$658 million, of which HK$500 million was charged to the profit and loss account in 2004 and the balance of HK$158 million in 2005. The total amount of premium and interest payable in relation to the Cityplaza office towers was therefore HK$3,558 million. Swire Properties made a payment on account of premium to Government in an amount of HK$2,027 million in August 2004. A further payment of HK$1,531 million was made in August 2005, representing the balance of premium and interest.

An amount of HK$4,250 million was charged against the property valuation reserve in the Swire Pacific group accounts for the year ended 31st December 2000 in relation to the Cityplaza office towers. This compares with the total amount now paid of HK$3,558 million. The balance of HK$692 million remaining from the provision made in 2000 was credited to the profit and loss account in 2005. Prior to 2005 this amount of overprovision would have been credited to the group's property valuation reserve. Following the group's adoption of the new Hong Kong Accounting Standards for the year commencing 1st January 2005, property valuation movements have been shown as part of the group's operating profit for the year.

## Property Trading Portfolio

The portfolio of developments for sale comprises substantially residential apartments in the USA. There is currently no inventory of completed units in Hong Kong.

Swire Properties has been appointed as developer of a site owned by a subsidiary of China Motor Bus on Java Road, North Point. Swire Properties will be entitled to reimbursement of costs and a share of sales proceeds under the terms of this appointment. It is estimated the project will be completed in 2008.

Demolition work has commenced at 2A – 2E Seymour Road in Mid-Levels, where Swire Properties has a controlling stake in this site with redevelopment potential of approximately 174,000 square feet. This development will proceed once outstanding approvals have been obtained.

A former bus depot site on Wong Chuk Hang Road, Aberdeen, is owned 50:50 by Swire Properties and China Motor Bus. The site has an industrial development potential of 382,000 square feet. Consideration is being given to alternative uses.

## Hotels

Swire Properties has a 20% interest in each of the JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place, results of which have improved during the year, with both higher occupancy levels and room rates.

The Novotel Citygate, a 440-room hotel in which Swire Properties has a 20% interest, has been completed and will open at the end of the first quarter of 2006.

Planning approval has been obtained to build a 350-room hotel on the site formerly known as Cityplaza Two. Construction work is expected to commence shortly, with Hotel Cityplaza scheduled for completion at the end of 2008.

The 329-room Mandarin Oriental Hotel in Miami, which is 75% owned by the group, continued to report improved operating profits as a result of increased occupancy and room rates.

## Mainland China

Work has commenced at the Taikoo Hui mixed-use development in Guangzhou. Completion of this four million square foot development, including 1.2 million square feet of prime shopping space, two office towers, two hotels and a cultural centre, is now scheduled for completion in early 2009.

Swire Properties has a 10% interest in CITIC Square on Nanjing Road West, Shanghai. The building comprises 1.1 million square feet of retail and office space, and is 100% let.

## USA

Construction of The Carbonell, a 284-unit condominium tower on Brickell Key, Miami, was completed during the year. All apartments have been sold, and at the end of December 186 units had been handed over to purchasers, with profits recognised on those units. The balance of these units is expected to be handed over in the first half of 2006. All remaining units at Jade Residences, a residential condominium development at Brickell Bay, in which Swire Properties had a controlling interest, were closed during the year. Construction work at Asia, a 123-unit condominium tower on Brickell Key, has commenced, with completion scheduled in the middle of 2007.

## 2006 Outlook

Swire Properties will continue to seek opportunities in major cities on the Mainland for further projects of the scale and nature of Taikoo Hui in Guangzhou.

In Hong Kong the development of One Island East, as a major addition to the commercial portfolio, will be a primary focus in 2006. In residential trading, the company will pursue quality projects of the type in which it has established a strong track record.

In the United States, Swire Properties intends to build further on its reputation for developing high-quality residential apartments in South Florida.

**Keith G Kerr**

## "Largest ever order placed for new aircraft provides firm base for future growth."


CATHAY PACIFIC CARGO
FIRST BOEING CONVERTED FREIGHTER
Cathay Pacific • Boeing • Taeco

The Aviation Division comprises significant investments in associated companies, including the Cathay Pacific group, the Hong Kong Aircraft Engineering group, Hong Kong Air Cargo Terminals, Dragonair and AHK Air Hong Kong. Cathay Pacific and HAECO are listed on the Hong Kong Stock Exchange. Dragonair provides passenger and freighter services to destinations in Mainland China and elsewhere whilst AHK focuses on regional all-cargo services. Other companies provide aviation-related services including flight catering, ramp and cargo handling and laundry services.

# Aviation Division

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| Share of post-tax profits from associated companies | | |
| Cathay Pacific Group* | **1,418** | 1,923 |
| Hong Kong Aircraft Engineering Group | **279** | 196 |
| Hong Kong Dragon Airlines | **43** | 104 |
| Hong Kong Air Cargo Terminals | **283** | 255 |
| | **2,023** | 2,478 |
| Attributable profit | **1,928** | 2,393 |

* These figures do not include Cathay Pacific Airways' share of profits from Hong Kong Aircraft Engineering group and Hong Kong Dragon Airlines which have been included in the attributable figures for those companies.

Turnover of these associated companies at 100% company level is provided below:

| | Turnover (100%) | |
|---|---|---|
| | 2005 HK$M | 2004 HK$M |
| Cathay Pacific Group | **50,909** | 42,761 |
| Hong Kong Aircraft Engineering Group | **3,121** | 2,134 |
| Hong Kong Dragon Airlines | **10,652** | 8,989 |
| Hong Kong Air Cargo Terminals | **2,939** | 2,750 |

Swire Pacific's Aviation Division includes the following associated companies:

| | Shareholding of group companies | | | |
|---|---|---|---|---|
| | Direct or by Swire Aviation** | By Cathay Pacific Group | Total | Swire Pacific effective interest |
| Cathay Pacific Airways | 46.3% | – | 46.3% | 46.3% |
| AHK Air Hong Kong | – | 60.0% | 60.0% | 27.8% |
| Hong Kong Aircraft Engineering Co | 32.4% | 27.5% | 59.9% | 45.1% |
| Hong Kong Dragon Airlines | 7.7% | 21.6% | 29.3% | 17.7% |
| Hong Kong Air Cargo Terminals | 30.0%** | 10.0% | 40.0% | 24.6% |

** Swire Aviation is a 66.7% held subsidiary company of Swire Pacific.

# Aviation Division

## Cathay Pacific Airways

Key Operating Highlights

| | | 2005 | 2004 | Growth |
|---|---|---|---|---|
| Available tonne kilometres ("ATK") | Million | **17,751** | 15,794 | **+ 12.4%** |
| Available seat kilometres ("ASK") | Million | **82,766** | 74,062 | **+ 11.8%** |
| Revenue passenger kilometres ("RPK") | Million | **65,110** | 57,283 | **+ 13.7%** |
| Revenue passengers carried | '000 | **15,438** | 13,664 | **+ 13.0%** |
| Passenger load factor | % | **78.7** | 77.3 | **+ 1.4% pts** |
| Passenger yield | HK cents | **46.3** | 45.8 | **+ 1.1%** |
| Cargo carried | '000 tonnes | **1,118** | 972 | **+ 15.0%** |
| Cargo and mail load factor | % | **67.0** | 68.7 | **- 1.7% pts** |
| Cargo and mail yield | HK$ | **1.75** | 1.76 | **- 0.6%** |
| Cost per ATK | HK$ | **2.19** | 2.07 | **+ 5.8%** |
| Cost per ATK without fuel | HK$ | **1.55** | 1.58 | **- 1.9%** |
| Aircraft utilisation | Hours per day | **12.6** | 12.0 | **+ 5.0%** |
| On-time performance | % | **86.1** | 90.3 | **- 4.2% pts** |
| Breakeven load factor | % | **69.3** | 65.5 | **+ 3.8% pts** |

**Aviation Division net assets**


HAECO 1,606
Dragonair 503
Hactl 712
Others 38
Cathay Pacific Group 15,572

**All figures in HK$ million**
**Cathay Pacific Group also includes AHK Air Hong Kong, Airline Catering and Hong Kong Airport Services.**

## 2005 OVERVIEW

Although demand for both passenger and cargo traffic was strong throughout the year, higher revenues were not sufficient to fully offset increases in fuel costs which led to a marked decline in earnings from airline operations. Aviation maintenance and ground handling operations benefited from increased traffic and enjoyed generally excellent results.

A number of important strategic developments were undertaken during the year including a major order for new long haul aircraft, the construction of additional aircraft maintenance capacity and the successful completion of the first B747-400 passenger to cargo aircraft conversion.

## Cathay Pacific Airways

The Cathay Pacific group made a consolidated profit attributable to shareholders of HK$3,298 million in 2005, compared to a profit of HK$4,417 million in 2004.

High fuel prices were the main reason for the decline in earnings with their impact only partially offset by fuel surcharges. Rising fuel costs contributed to a reduced profit in the second half of the year, which is traditionally a stronger period. In December, Cathay Pacific announced its biggest ever order for new aircraft, with commitments for 16 B777-300ER long-range aircraft and three A330-300s. These aircraft will be delivered between 2007 and 2010.

## Cathay Pacific Group

**Operating profit before non-recurring items**


HK$M
6,000
5,000
4,000
3,000
2,000
1,000
0
96 97 98 99 00 01 02 03 04 05

**Net assets employed***


HK$M
50,000
40,000
30,000
20,000
10,000
0
96 97 98 99 00 01 02 03 04 05

*Net assets employed comprise total equity and net external borrowings of the Cathay Pacific Group.

## HAECO Group

**Operating profit before non-recurring item**


HK$M
600
500
400
300
200
100
0
96 97 98 99 00 01 02 03 04 05

**Net assets employed***


HK$M
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
96 97 98 99 00 01 02 03 04 05

*Net assets employed comprise total equity and external long-term borrowings of the HAECO Group.

### Passenger Services

Cathay Pacific achieved record passenger revenue and passenger numbers with an average load factor of 78.7%. Passenger yield improved 1.1% to HK¢46.3, driven by buoyant passenger demand and good front-end loads. However, economy class yield remained under steady downward pressure with increased competition.

Overall passenger services performed well with frequencies increased to a number of destinations in various regions. With the addition of a third daily service to Los Angeles, North America has now become the second largest sales area. Overall capacity increased 11.8%.

### Cargo

Cathay Pacific set new revenue and tonnage records as Hong Kong remained the primary gateway to the Pearl River Delta. Despite increased competition from new airports in the region, volumes were boosted by increased transhipment cargo to and from Shanghai following the introduction of a daily freighter service in January 2005. With capacity increasing by 12.9% on 2004, yield dipped by 0.6%. High fuel prices also negatively affected the profitability of the company's freighter services.

In November, Cathay Pacific launched a three-times-weekly service to Dallas, continuing on to Atlanta, allowing improved connections with transhipment traffic from South and Central America.

# Aviation Division


Hong Kong

## Cathay Pacific Network

Aberdeen
Adelaide
Amsterdam
Atlanta
Auckland
Austin
Bahrain
Bangkok
Barcelona
Beijing
Berlin
Boston
Brisbane
Brussels
Cairns
Cebu
Chicago
Colombo
Copenhagen
Dallas
Delhi
Denpasar
Denver
Detroit
Dubai
Dusseldorf
Edinburgh
Fort Lauderdale
Frankfurt
Fukuoka
Glasgow
Hamburg
Hanoi
Helsinki
Ho Chi Minh City
Hong Kong
Houston
Jakarta
Johannesburg
Karachi
Kuala Lumpur
Las Vegas
Lisbon
London
Los Angeles
Madrid
Manchester
Manila
Melbourne
Miami
Milan
Moscow
Mumbai
Munich
Nagoya
Nashville
New Orleans
New York
Newcastle
Orlando
Osaka
Paris
Penang
Perth
Philadelphia
Pittsburgh
Prague
Raleigh Durham
Riyadh
Rome
St. Louis
San Diego
San Francisco
San Jose
San Juan
Sapporo
Seoul
Shanghai
Sharjah
Singapore
Stockholm
Stuttgart
Surabaya
Sydney
Taipei
Tampa
Tokyo
Toronto
Vancouver
Washington DC / Baltimore
Xiamen
Zurich

**Network, Product & Fleet**

Additional frequencies were added to a number of routes during the year. The company now operates 14 flights a week to Beijing, three flights a day to Los Angeles and added a fourth daily flight to London. The introduction of a codeshare service with Air China to Beijing also helped to strengthen Hong Kong's hub connections to the capital.

Cathay Pacific was voted "Airline of the Year 2005" in the UK-based Skytrax Research's global passenger poll, and was also voted "Best Airline in Asia" and "Best First Class". The airline's Hong Kong First and Business Class lounges, The Wing and The Pier, have also been voted world's best in a separate survey conducted by Skytrax Research. Cathay Pacific was also voted "Airline of the Year" and "Best Airline in North Asia" in the regional TTG Travel Awards. The awards were the result of a poll of the leading travel industry magazines' readers, who largely comprise travel trade professionals from around the region. Cathay Pacific was named "Airline of the Year 2006" by Air Transport World magazine, the leading monthly magazine covering the global aviation industry.

By the end of 2005 Cathay Pacific had 96 aircraft, including 82 passenger aircraft and 14 freighters. The company took delivery of one new B747-400F freighter, one B777-300 and three A330-300s while three second-hand B747-400 passenger aircraft were refitted and introduced into service. The world's first B747-400BCF, a passenger-to-freighter conversion, entered service with the airline in December.

Cathay Pacific made the biggest single order for new aircraft in its history with firm orders for 16 B777-300ERs and purchasing rights for 20 more, plus three A330-300 aircraft.

## AHK Air Hong Kong (AHK)

AHK continued to expand its express cargo network with Seoul, joining Bangkok, Osaka, Penang, Singapore, Taipei and Tokyo.

The company took delivery of two new A300-600 freighters, increasing the fleet size to six. Another two A300-600 freighters will be delivered in 2006.

AHK recorded a higher profit in 2005 despite the adverse impact of higher fuel prices.

## Hong Kong Aircraft Engineering Company (HAECO)

HAECO provides line and heavy maintenance services at Hong Kong International Airport ("HKIA"). At present, it operates a triple bay widebody hangar at HKIA and is constructing a second hangar which will hold two B747s and one B767 or B787. It expects this second hangar to start operating at the end of 2006. Its principal subsidiary and jointly controlled companies are:

- Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO"), 54.6% owned by HAECO, provides heavy maintenance in Xiamen. Its fourth double bay hangar opened in December 2005 and construction has started on a fifth double bay hangar which is expected to open in mid 2007. TAECO has a contract with The Boeing Company to convert B747-400 passenger aircraft into freighters. The first such converted aircraft was redelivered to Cathay Pacific in December 2005. TAECO also provides line maintenance services at Xiamen, Beijing and Shanghai.

- Hong Kong Aero Engine Services Limited ("HAESL"), a jointly controlled company with Rolls-Royce plc and SIA Engineering Pte. Limited, is the major Rolls-Royce aero engine overhaul facility in the region.

The attributable profit of the HAECO group comprised:

| | **2005 HK$M** | 2004 HK$M | Change % |
|---|---|---|---|
| HAECO | **256** | 167 | +53 |
| Share of: | | | |
| TAECO | **102** | 84 | +21 |
| HAESL | **229** | 157 | +46 |
| Other jointly controlled companies | **31** | 30 | +3 |
| | **618** | 438 | +41 |

# Aviation Division

These results reflect high utilisation of the facilities at the three principal companies as a result of an increase in aircraft traffic through HKIA and strong market demand for air-frame and engine maintenance work.

Demand for the HAECO group's services remains robust. Line maintenance at HKIA should benefit from additional movements and strong demand for heavy maintenance is expected to continue. However, additional staff training and other costs will be incurred during 2006 in preparation for the opening of the second hangar shortly before the end of the year. TAECO is expected to grow in step with the added capacity. HAESL has strong demand but was operating at full capacity during 2005 and thus has little room to grow. Overall the prospects for 2006 are good but improving on the excellent results achieved in 2005 will be a challenge.

## Hong Kong Dragon Airlines (Dragonair)

Dragonair's profit was adversely affected by the high fuel prices and increased competition. System-wide fuel costs increased by 43.4% over 2004 and now account for 26.0% of total operating costs, 6.8 percentage points higher than during 2004.

The company recorded an 18.0% increase in passenger revenue on 2005, driven by an increase in passenger services to Mainland China and the full-year impact of the new passenger service to Tokyo, which commenced in April 2004. Passenger numbers increased by 9.9% while yield increased by 2.9% over 2004.

Dragonair uplifted 385,000 tonnes of cargo in 2005, 12.5% higher than 2004 with cargo revenue increasing by 27.9%. With the substantial increase in cargo capacity in the market, cargo load factor decreased by 3.7 percentage points to 72.5%. Cargo yield remained at the same level as last year.

Dragonair took delivery of three A330s and one A320 during the year, increasing the fleet size to 34 by the end of 2005. One A320 and one A330 were wet leased to Air China from September 2005 onwards.

## Hong Kong Air Cargo Terminals (Hactl)

Hactl handled a record 2.43 million tonnes of air cargo in 2005, representing a year-on-year increase of 7.5% over 2004. Strong growth in exports to Mainland China, US and Europe markets contributed to this growth. To stay ahead of the competition, Hactl continues to invest in terminal efficiency and cross-border services to and from the Pearl River Delta.

## Airline Catering

The Cathay Pacific Catering Services group operates six inflight catering facilities in Asia and North America. The company recorded a satisfactory profit in 2005. However, the profit margin decreased as customer airlines mounted cost-saving campaigns to compensate for higher fuel prices.

## Hong Kong Airport Services (HAS)

HAS is the largest franchised ramp handling company at Hong Kong International Airport providing services including aircraft loading, passenger steps and air-bridge operation, baggage handling, passenger and staff buses, aircraft load control, cargo and mail delivery.

HAS achieved a record profit in 2005 with good cost control in an improving business environment.

**Philip Chen**



> "2005 saw volume growth of 14% and with it a new sales record of 519 million unit cases."

Sales volume in million unit cases



Million unit cases
600
500
400
300
200
100
96
97
98
99
00
01
02
03
04
05
Hong Kong
USA
Taiwan
Mainland China


Net assets employed



HK$M
96
97
98
99
00
01
02
03
04
05
Hong Kong
USA
Taiwan
Mainland China


[illegible] assets employed comprise total equity (including minority [illegible] and net borrowings of group companies, which [illegible] share of net assets in jointly controlled [illegible] in Mainland China.

The Beverages Division has the right to manufacture, market and distribute the products of The Coca-Cola Company in Hong Kong, Taiwan, seven provinces in Mainland China and in an extensive area in the western USA.

# Beverages Division

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| **Turnover*** | **5,187** | 4,978 |
| **Operating profit** | **408** | 380 |
| **Share of post-tax profits from jointly controlled companies** | **214** | 215 |
| **Attributable profit** | **474** | 385 |

*Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$5,502 million in 2005 (2004: HK$4,496 million).

## Segment information

| | Turnover | | Attributable profit | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Hong Kong | **1,358** | 1,358 | **121** | 119 |
| Taiwan | **1,046** | 1,029 | **52** | 50 |
| USA | **2,783** | 2,591 | **203** | 122 |
| Mainland China | **–** | – | **127** | 124 |
| Head office – costs | **–** | – | **(29)** | (30) |
| | **5,187** | 4,978 | **474** | 385 |

| | Hong Kong | Taiwan | USA | Mainland China | 2005 Total | 2004 Total |
|---|---|---|---|---|---|---|
| Sales volume (million cases) | 47.6 | 44.2 | 78.8 | 348.5 | **519.1** | 455.6 |
| Net assets employed (HK$M) | 578 | 446 | 805 | 1,101 | **2,930** | 2,936 |
| Capital expenditure (HK$M) | 44.5 | 39.6 | 89.3 | 265.1 | **438.5** | 375 |

## 2005 OVERVIEW

Total sales volume grew 14%, passing a new milestone of 500 million unit cases. Some price increases were achieved although not in all territories and the higher cost of materials and fuel related operating costs eroded net margins.

Attributable profit for the Beverages Division rose 23% to HK$474 million helped by lower tax charges in the USA operations.

### Hong Kong

Sales volume in Hong Kong grew by 2%, with strong growth in the second half (7%) offsetting the slow start to the year. However, the consistent pressure on pricing and a shift in mix resulted in an unchanged turnover.

The non-carbonated beverages ("NCBs") portfolio continues to outperform, driven by the growth of Nestea, the successful launch of Bonactive (sports drink) and the introduction of the Healthworks brand. Overall, NCBs grew by 10% and now account for 44% of the sales mix (2004: 41%).

Effective control over operating costs countered the effects of higher material and distribution costs. Overall, profits were slightly up against last year.

### Taiwan

Sales volume in Taiwan grew by 3% in the second half of 2005, although overall volume experienced a 3% decline. Pricing remains the key focus especially in supermarkets and convenience stores. However, some channel specific price increases and an improved mix helped lift turnover.

The carbonated soft drinks ("CSDs") portfolio remains strong with a market share of more than 40%, while the relaunch of Aquarius (sports drink) and the growth in Bonaqua and Nestea bolstered NCB sales.

Good control over operating costs and lower financing charges helped generate an increase in overall attributable profit to HK$52 million.

### USA

Sales volumes grew 2% against 2004, a trend consistent with the rest of the country. An improved product mix and sustained price increases resulted in an 8% rise in turnover.

The shift in consumer preferences towards NCBs continued and helped drive strong sales growth from Powerade of 32% and Dasani mineral water of 22%. Sales of CSDs were buoyed by the continued growth in the 'diet' category and a strong portfolio of 'energy' drinks.

The impact of higher material and fuel costs were offset by a combination of price increases and effective cost control, resulting in good growth in operating profit of 31%.

Attributable profit was further enhanced by lower tax charges.

### Mainland China

The division's jointly controlled operating companies hold bottling and distribution franchises for Henan, Fujian, Anhui and Shaanxi provinces and most of Zhejiang, Jiangsu and Guangdong provinces.

# Beverages Division

The attributable profit from Mainland China operations rose 3% to HK$127 million on sales growth of 22%.

Ongoing investment in cold drink and distribution infrastructure has helped increase the availability and consequently sales in immediate consumption channels.

Moderate price increases tempered the impact of higher material and operating costs, but overall net margins declined.

The product portfolio continues to strengthen through a combination of line extensions, new products (including a range of teas and juices under the Modern Tea Workshop brand) and overall volume growth. Minute Maid juice had a particularly strong year following its launch in 2004.

## 2006 Outlook

The prospects for the Beverages Division remain good. The increasing strength of the economy in Mainland China is expected to drive volume growth in all provinces going forward and there remains significant potential for growth through expansion of brand and package offerings and the further development of new and emerging channel opportunities.

The Beverages Division expects to develop new distribution channels and points of sale in each of its markets. This will require new investment which will be directed towards broadening the product range to meet changing consumer preferences. Such investment will focus on expanding the portfolio of NCB brands where growth prospects are attractive.

The recent increases in material costs experienced by all of the Beverages Division's operations will keep pressure on margins. However, these should improve over time through a combination of operational efficiencies and effective price management.

The potential for growth in the Hong Kong market remains strong. The Beverages Division's dominance of the CSD category and increasing strength of NCB offerings ensure that it is well placed to benefit from economic growth and changes in consumer preferences. The continued investment in distribution capabilities such as vending, home delivery and school tuck shops (Sunshine Kiosk) will improve availability.

Although the Taiwan franchise expects to maintain a dominant position in the CSD category, it continues to face the dual challenges of shifting consumer preferences and the strength of own brands in the supermarket and convenience channels. The Beverages Division will invest in new brands and flavours, and broaden its distribution network into alternative channels to address these challenges.

Sales in Mainland China are expected to continue to grow fuelled by growing consumer spending power, a broader product portfolio and improved availability. Capturing the significant potential that exists will require continued investment in production capacity, the distribution and sales network and marketing expenditure. The rising cost of doing business in Mainland China and higher material costs will be balanced by a focus on extracting production and operation efficiencies and pricing opportunities.

**John R Slosar**

## Volume Anaylsis

### Breakdown of total volumes by package


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
Fountain
Can
PET
Others

### Breakdown of total volumes by category


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
CSD
Water
NCB

### Breakdown of total volumes by channel


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
Modern Trade
Others
General Trade

| | Hong Kong | Taiwan | USA | Mainland China | 2005 Total | 2004 Total |
|---|---|---|---|---|---|---|
| Franchise population (million) | 6.9 | 22.8 | 5.8 | 389.7 | **425.2** | 423.5 |
| Per capita consumption per annum (8oz serving) | 165 | 47 | 326 | 22 | **29** | 26 |
| GDP per capita (US$) | 24,800 | 15,662 | 43,310 | 1,851 | **N/A** | N/A |
| Number of customers | 63,143 | 82,241 | 28,245 | 542,297 | **715,926** | 633,988 |
| Number of plants | 1 | 2 | 2 | 8 | **13** | 12 |
| Number of employees | 1,306 | 942 | 1,743 | 10,837 | **14,828** | 13,276 |

# Beverages Division

## Franchise Territories


Shaanxi
Henan
Jiangsu
Anhui
Zhejiang
Fujian
Guangdong
Taiwan
Hong Kong
2005 Per Capita Consumption
(no. of 8oz servngs)
above 50
31 to 50
11 to 30
0 to 10
Bottling Plant

| | Population | Employees | GDP per capita (US$) |
|---|---|---|---|
| Shaanxi | 37.1m | 1,016 | 961 |
| Henan | 97.2m | 1,348 | 1,174 |
| Jiangsu | 53.9m | 1,927 | 2,671 |
| Anhui | 64.6m | 658 | 963 |
| Zhejiang | 46.0m | 1,923 | 3,000 |
| Fujian | 35.1m | 1,426 | 2,168 |
| Guangdong | 55.8m | 2,539 | 2,711 |
| Hong Kong | 6.9m | 1,306 | 24,800 |
| Taiwan | 22.8m | 942 | 15,662 |
| USA | 5.8m | 1,743 | 43,310 |


USA

"The delivery of 12 new vessels over the next 15 months will allow Swire Pacific Offshore to take full advantage of the growing demand for offshore oil services."


PACIFIC ENDEAVOUR

The Marine Services Division, through Swire Pacific Offshore, operates a fleet of specialist vessels supporting the offshore oil industry. The division also has interest, through jointly controlled companies, in ship repair and harbour towage services in Hong Kong and overseas and in container terminal operations in Mainland China.

# Marine Services Division

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| **Swire Pacific Offshore** | | |
| Turnover | 1,492 | 1,297 |
| Operating profit | 413 | 308 |
| Attributable profit* | 467 | 326 |
| **Profit from sale of an associated company** | 2,270 | – |
| **Share of post-tax profits from jointly controlled and associated companies** | | |
| Ship repair, land engineering and harbour towage | 30 | 50 |
| Container terminal operations | 268 | 365 |
| Offshore oil support services | 86 | 33 |
| | 384 | 448 |
| **Attributable profit** | 3,035 | 741 |

*Including post-tax profits from jointly controlled and associated companies shown below.

| | 2005 | 2004 |
|---|---|---|
| **Fleet size (number of vessels)** | | |
| Swire Pacific Offshore | 63 | 62 |
| Hongkong Salvage & Towage | 31 | 28 |
| Total | 94 | 90 |
| **Container terminal throughput ('000 TEUs)** | | |
| Shekou Container Terminals | 2,230 | 2,123 |

**Container throughput history**


'000 TEUs
96 97 98 99 00 01 02 03 04 05
Shekou Container Terminals

**Swire Pacific Offshore – Fleet size**


Number of vessels
96 97 98 99 00 01 02 03 04 05 06 07 08
Built prior to 1980
Built 1980-1984
Built 1985-1994
Built 1995-1999
Built 2000 or after

# 2005 OVERVIEW

The division's contribution to the group's attributable profits amounted to HK$3,035 million compared with HK$741 million in 2004. This includes a profit of HK$2,270 million on disposal of the group's 17.6% interest in Modern Terminals Limited in August 2005. There has also been good growth from ongoing operations, in particular from offshore oil support services.

## Offshore Oil Support

Swire Pacific Offshore provides marine support services to the offshore oil and construction industry. As at 31st December 2005 Swire Pacific Offshore had a fleet of 63 vessels, including seven boats in an Egyptian associated company, Ocean Marine Services.

The sustained rise in oil price and the increase in exploration activities across the oil industry during 2005 has resulted in an improvement in both fleet utilisation and charter rates for the company. Swire Pacific Offshore reported an attributable profit of HK$467 million, compared with HK$326 million in 2004; an increase of 43.3%.

Expro Swire Production (ESP), a 50% owned jointly controlled company, sold its production rig in March 2005, contributing a HK$72 million capital profit to Swire Pacific Offshore. ESP was liquidated in October 2005.

During the year, the company took delivery of three "P" class 4,800 brake horse power (bhp) anchor handlers and sold one of its older utility boats. A further three "P" class anchor handlers, two "R" class 7,200 bhp anchor handlers, six "V" class 8,000 bhp anchor handlers, two large ice-class platform supply vessels and two platform supply vessels will be delivered during 2006 to 2008. This plus planned disposals will bring Swire Pacific Offshore's fleet to 77 vessels by the end of 2008.

The company continued to extend its geographic sphere of operations in 2005 with the registration of a branch office for its joint venture, Prisco Swire Offshore (Pte) Limited, in Sakhalin.

The outlook for 2006 remains positive. The oil price and exploration activity are expected to remain high which should result in higher average utilisation and higher rates for the company's fleet in 2006.

## HUD Group

The HUD group provides ship repair, harbour and ocean towage, and general land engineering services from its facilities based on Tsing Yi Island.

The group reported lower profits in 2005 largely due to increased finance charges with rises in interest rates.

The dockyard achieved high utilisation of its floating dock in 2005 following the general upturn in the shipping industry.

Hongkong Salvage & Towage ("HKST") continued to benefit from increased trade through Hong Kong to Mainland China. With the delivery of three new-builds, HKST remains the largest operator in Hong Kong deploying 14 tugs in the Hong Kong harbour. The company also operates 11 tugs overseas and manages six shallow draft container vessels on long-term contracts in Hong Kong.

## Container Terminal Operations

The group's 17.6% interest in Modern Terminals Limited was sold in August, realising a capital profit of HK$2,270 million.

With throughput approaching design capacity, growth slowed somewhat at Shekou Container Terminals I and II (SCT). Following the recent completion of new terminal facilities in the vicinity, SCT will be operating under a more competitive business environment in the years to come. The outlook however remains promising as volume growth in the region is expected to continue.

**Christopher D Pratt**
**Davy Ho**



## "Record earnings reflect diversity and strength of the brand portfolio."

The Trading & Industrial Division has interests in Hong Kong, Taiwan, Mainland China and Vietnam, consisting of wholly-owned and joint-venture investments in:

- *Distribution and retailing of motor vehicles*
- *Distribution and retailing of sports and casual footwear and apparel*
- *Packaging and retailing of sugar products*
- *Marble cutting and contracting*
- *Waste management*
- *Aluminium can manufacture*
- *Paint manufacture*

# Trading & Industrial Division

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| **Turnover** | | |
| Taikoo Motors group | **4,156** | 3,265 |
| Swire Resources group | **1,574** | 1,167 |
| Other subsidiaries | **347** | 307 |
| | **6,077** | 4,739 |
| **Operating profits/(losses)** | | |
| Taikoo Motors group | **245** | 147 |
| Swire Resources group | **137** | 96 |
| Other subsidiaries and head office costs | **(9)** | (16) |
| Profit on sale of property | **–** | 16 |
| Valuation gain on investment property | **6** | 12 |
| Discontinued businesses | **9** | 14 |
| | **388** | 269 |
| **Attributable profits/(losses)** | | |
| Taikoo Motors group | **182** | 106 |
| Swire Resources group* | **106** | 80 |
| Other subsidiaries and head office costs | **(8)** | (15) |
| Profit on sale of property | **–** | 16 |
| Valuation gain on investment property | **6** | 10 |
| Discontinued businesses | **9** | 14 |
| | **295** | 211 |

* Including post-tax profits from jointly controlled companies shown below

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| **Share of post-tax profits from jointly controlled companies** | | |
| Swire SITA group | **83** | 86 |
| CROWN Beverage Cans group | **67** | 55 |
| ICI Swire Paints | **75** | 36 |
| Swire Resources group | **2** | 9 |
| | **227** | 186 |
| **Attributable profit** | **520** | 388 |

| | | 2005 | 2004 |
|---|---|---|---|
| Vehicles sold | | **15,825** | 12,322 |
| Shoes sold (pairs) | Million | **2.34** | 2.06 |
| Retail outlets in Hong Kong | | **107** | 86 |
| Retail outlets in Mainland China | | **46** | 44 |
| Brands managed | | **21** | 18 |

## 2005 OVERVIEW

The division reported an attributable profit of HK$520 million, a 34% increase on 2004. The growth in profits was principally driven by strong sales from Taikoo Motors in Taiwan and from Swire Resources in Hong Kong and Mainland China. Results in the jointly controlled entities were generally good notwithstanding the adverse impact of rising raw material prices.

### Subsidiary Companies

**Taikoo Motors Taiwan**

Taikoo Motors reported a profit of HK$182 million, a 72% increase over 2004. The company is the importer of Audi, VW and Kia passenger cars, and also distributes Volvo trucks and buses and VW light commercial vehicles. This diversified portfolio gives the company strength and balance in the imported vehicle market and the company is the largest importer of vehicles in Taiwan. In 2005, 15,825 vehicles were sold, an increase of 28% on 2004. Taikoo Motors also operates 17 retail dealerships. Margins generally benefited from Taiwan dollar appreciation in the first half of 2005 but thinned with currency weakness later in the year. The company began the distribution of VW light commercial vehicles early in February and volumes by year end were satisfactory. Prospects in 2006 are sound and the launch of several new models will add momentum to the business.

**Swire Resources**

Swire Resources, which distributes and retails sports shoes and apparel, returned a profit of HK$106 million in 2005, well ahead of the HK$80 million profit in 2004. In Hong Kong, the company is the importer of 17 sports brands and operates 107 retail stores. Sales saw robust growth of 35%, to HK$1.6 billion. Margins also improved with sales of higher margin apparel and accessories outpacing footwear. The company's Mainland China business continued to record strong growth in both wholesale and retail. The company now operates 46 retail outlets in Shanghai and Beijing.

From January 2006 the company will convert its Puma distribution licence in Hong Kong and Mainland China into a ten year joint venture with Puma. It is anticipated that this closer cooperation with one of the world's fastest growing sports brands will boost sales in these markets.

Swire Resources will continue to build its brand portfolio and expand its retail network, particularly in Mainland China. The outlook for the company in 2006 is promising.

**Taikoo Sugar**

Taikoo Sugar recorded a loss of HK$2 million in 2005. Retail sales in Hong Kong saw modest growth over 2004 while institutional sales were strong. The Mainland China business recorded a loss for the year.

**Swire Duro**

Swire Duro had a mixed year in 2005 with a weak first half offset by a strong finish to the year. Prospects for 2006 are encouraging with a strong order book.

## Jointly Controlled Companies

**Swire SITA Waste Services**

Swire SITA Waste Services returned a post-tax profit of HK$83 million attributable to the group in 2005, lower than the HK$86 million achieved in 2004 due to lower construction profits from new projects. Results from the Hong Kong transfer stations benefited from higher waste receipts and the gradual rise in the CPI after several years of deflation. The company's waste-to-energy incineration contract in Taiwan continued to return a loss due to low gate fees. CSR Macau, the company's partly-owned waste management company in Macau, recorded good growth on the back of the strong Macau economy. Construction of the hazardous waste incinerator in Shanghai, in which the company has a 40% interest, is progressing as planned with operation scheduled to start in August 2006.

**CROWN Beverage Cans group**

The CROWN Beverage Cans group returned a post-tax profit of HK$67 million attributable to the group in 2005, above the HK$55 million in 2004. The group operates four plants in Mainland China and one plant in Vietnam. Sales volumes were robust, particularly in Vietnam, but margins thinned due to the sustained rise in aluminium prices. Sales volumes are expected to grow in 2006 but the company has limited pricing power and margins are expected to remain under pressure unless the aluminium price retreats from recent historical highs.

**ICI Swire Paints**

ICI Swire Paints continued to record strong sales growth in Mainland China with sales from its two plants in Guangzhou and Shanghai growing 35% by value over 2004, the seventh successive year of robust sales growth. The company reported a post-tax profit of HK$75 million attributable to the group in 2005, compared to HK$36 million in 2004. Margins weakened towards year end due to rising raw material prices and the company's push into the mass market mid-tier product range where shelf prices are lower. Prospects for 2006 are sound.

**Christopher D Pratt**

# Financial Review

Additional information is provided below to illustrate the impact and key changes on the group's financial results arising from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRS"). These statements set out the reconciliations between profit per accounts, underlying profit and profit as reported under the previous accounting standards in effect until 31st December 2004 (the "Old HKAS") for the two years ended 31st December 2005 and 31st December 2004. In addition there is a reconciliation between equity attributable to the Company's shareholders per accounts and underlying equity attributable to the Company's shareholders on those same dates.

## Reconciliation of Profit Per Accounts, Underlying Profit and Profit Under the Old HKAS

For the year ended 31st December 2005

| | | HKAS 40 and HKAS-Int 21 Investment property and deferred tax | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Profit per accounts HK$M | Sale of property HK$M | Fair value changes HK$M | Owner-occupied property HK$M | Taikoo Shing interest HK$M | Write-back of land premium HK$M | Underlying profit HK$M | HKAS 1 Presentation of financial statements HK$M | HKAS 32 / HKAS 39 Financial instruments HK$M | Profit under the old HKAS HK$M |
| | | (Note 1) | (Note 2) | (Note 3) | (Note 4) | (Note 5) | | (Note 6) | (Note 7) | |
| Turnover | 18,937 | | | | | | 18,937 | | | 18,937 |
| Cost of sales | (10,755) | 352 | | | | | (10,403) | | | (10,403) |
| Gross profit | 8,182 | 352 | | | | | 8,534 | | | 8,534 |
| Other income | 3,264 | | | | (158) | (692) | 2,414 | | (42) | 2,372 |
| Distribution costs | (2,250) | | | | | | (2,250) | | | (2,250) |
| Administrative expenses | (1,019) | | | 7 | | | (1,012) | | | (1,012) |
| Other operating expenses | (222) | | | | | | (222) | | | (222) |
| Change in fair value of investment properties | 11,887 | | (11,887) | | | | – | | | – |
| Operating profit | 19,842 | 352 | (11,887) | 7 | (158) | (692) | 7,464 | | (42) | 7,422 |
| Finance charges | (645) | | | | | | (645) | | (37) | (682) |
| Finance income | 63 | | | | | | 63 | | – | 63 |
| Net finance charges | (582) | | | | | | (582) | | (37) | (619) |
| Share of profits less losses of jointly controlled companies | 756 | | (95) | | | | 661 | 135 | | 796 |
| Share of profits less losses of associated companies | 2,306 | | (19) | | | | 2,287 | 393 | (92) | 2,588 |
| Profit before taxation | 22,322 | 352 | (12,001) | 7 | (158) | (692) | 9,830 | 528 | (171) | 10,187 |
| Taxation | 2,688 | 62 | (2,041) | | (28) | (121) | 560 | 528 | (1) | 1,087 |
| Profit for the year | 19,634 | 290 | (9,960) | 7 | (130) | (571) | 9,270 | – | (170) | 9,100 |
| Attributable to : | | | | | | | | | | |
| The Company's shareholders | 18,757 | 290 | (9,610) | 6 | (130) | (571) | 8,742 | | (170) | 8,572 |
| Minority interests | 877 | | (350) | 1 | | | 528 | | | 528 |
| | 19,634 | 290 | (9,960) | 7 | (130) | (571) | 9,270 | – | (170) | 9,100 |
| | HK$ | | | | | | HK$ | | | HK$ |
| Earnings per share ('A' shares) | 12.25 | | | | | | 5.71 | | | 5.60 |

**Notes:**

**1. Profit on sale of investment properties**
Under the former accounting policy, when an investment property was sold the amount shown in the profit and loss account represented the difference between the selling price and cost and a transfer was made between profit and loss account and property valuation reserve, representing the difference between cost and the carrying value. Under HKAS 40, the amount shown in the profit and loss account on sale of an investment property is the difference between selling price and carrying value.

**2. (a) Change in fair value of investment properties**
This adjustment is the amount by which the group's investment property increased in fair value during 2005 and 2004, which hitherto had been credited to the group's property valuation reserve. Under HKAS 40 all movements in fair value are now shown in the profit and loss account, and the cumulative amount of the property valuation reserve as at 31st December 2004 has been transferred to revenue reserves (Note 35 to the Accounts).

**(b) Deferred taxation in respect of change in fair value of investment properties**
HKAS Interpretation 21 requires that deferred taxation be provided in respect of valuation surpluses and deficits on leasehold investment property at profits tax rates. This adjustment therefore provides for taxation on the change in fair value of investment properties for 2005 and 2004. Capital gains arising on sale of property in Hong Kong are not subject to taxation.

**3. Reclassification of owner-occupied investment properties**
Under HKAS 40, the portion of owner-occupied investment properties should be reclassified and accounted for as property, plant and equipment under HKAS 16 and subject to annual depreciation unless that portion of investment properties cannot be sold separately. Prior to 2005 an exemption was applied under the Old HKAS where the owner-occupied portion represented less than 15% of the properties.

**4. Transfer from property valuation reserve to profit and loss account of finance cost relating to land premium**
This adjustment represents the release of an amount previously charged against the property valuation reserve in relation to the Taikoo Shing Arbitration, but transferred to finance cost when the quantum of premium was determined. For the year ended 31st December 2005 this amount was HK$158 million, whilst for the year ended 31st December 2004 the amount was HK$500 million, an amount determined at the time a payment on account was made in 2004.

**5. Write-back of overprovision for land premium**
This represents the amount of HK$692 million overprovided in 2000 in respect of the Taikoo Shing Arbitration premium and interest. Under HKAS 40 such a movement is released in the profit and loss account, where previously it would have been released as a movement in the property valuation reserve.

**6. Reclassification of taxation**
The share of profits less losses of jointly controlled and associated companies are shown after tax in accordance with HKAS 1. Previously, tax had been shown separately.

**7. Remeasurements of financial liabilities and change in fair value of derivative financial instruments**
This represents the remeasurements of financial liabilities as well as the movements in fair value of those derivative financial instruments which do not qualify as effective hedging instruments. Further details can be found in Note 1 (c) and (d) to the Accounts.

## Reconciliation of Profit Per Accounts, Underlying Profit and Profit Under the Old HKAS

For the year ended 31st December 2004

| | | HKAS 40 and HKAS-Int 21 Investment property and deferred tax | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Profit per accounts HK$M | Sale of property HK$M | Fair value changes HK$M | Owner-occupied property HK$M | Taikoo Shing interest HK$M | Write-back of land premium HK$M | Underlying profit HK$M | HKAS 1 Presentation of financial statements HK$M | HKAS 32 / HKAS 39 Financial instruments HK$M | Profit under the old HKAS HK$M |
| | | (Note 1) | (Note 2) | (Note 3) | (Note 4) | (Note 5) | | (Note 6) | (Note 7) | |
| Turnover | 18,324 | | | | | | 18,324 | | | 18,324 |
| Cost of sales | (10,458) | 408 | | | | | (10,050) | | | (10,050) |
| Gross profit | 7,866 | 408 | | | | | 8,274 | | | 8,274 |
| Other income | 654 | | | | (500) | | 154 | | 6 | 160 |
| Distribution costs | (2,035) | | | | | | (2,035) | | | (2,035) |
| Administrative expenses | (981) | | (7) | 5 | | | (983) | | | (983) |
| Other operating expenses | (253) | | | | | | (253) | | | (253) |
| Change in fair value of investment properties | 15,730 | | (15,986) | 256 | | | – | | | – |
| Operating profit | 20,981 | 408 | (15,993) | 261 | (500) | – | 5,157 | | 6 | 5,163 |
| Finance charges | (999) | | | | | | (999) | | | (999) |
| Finance income | 33 | | | | | | 33 | | | 33 |
| Net finance charges | (966) | | | | | | (966) | | | (966) |
| Share of profits less losses of jointly controlled companies | 995 | | (89) | | | | 906 | 149 | | 1,055 |
| Share of profits less losses of associated companies | 2,793 | | 28 | 2 | | | 2,823 | 389 | | 3,212 |
| Profit before taxation | 23,803 | 408 | (16,054) | 263 | (500) | – | 7,920 | 538 | 6 | 8,464 |
| Taxation | 3,481 | 73 | (2,815) | 45 | (88) | | 696 | 538 | | 1,234 |
| Profit for the year | 20,322 | 335 | (13,239) | 218 | (412) | – | 7,224 | – | 6 | 7,230 |
| Attributable to : | | | | | | | | | | |
| The Company's shareholders | 18,818 | 335 | (12,411) | 208 | (412) | | 6,538 | | 6 | 6,544 |
| Minority interests | 1,504 | | (828) | 10 | | | 686 | | | 686 |
| | 20,322 | 335 | (13,239) | 218 | (412) | – | 7,224 | – | 6 | 7,230 |
| | HK$ | | | | | | HK$ | | | HK$ |
| Earnings per share ('A' shares) | 12.29 | | | | | | 4.27 | | | 4.27 |

## Reconciliation of Equity Attributable to the Company's Shareholders Per Accounts and Underlying Equity Attributable to the Company's Shareholders

Underlying equity attributable to the Company's shareholders ignores the impact of deferred tax on property valuations required under HKAS 40 and HKAS-Int 21.

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| Equity attributable to the Company's shareholders per accounts | **94,843** | 78,625 |
| HKAS 40 and HKAS-Int 21 adjustments (net) | **10,457** | 8,395 |
| Underlying equity attributable to the Company's shareholders | **105,300** | 87,020 |
| Underlying minority interests | **6,496** | 6,428 |
| Underlying total equity | **111,796** | 93,448 |

| | HK$ | HK$ |
|---|---|---|
| Equity attributable to the Company's shareholders per share ('A' shares) | | |
| Per accounts | **61.95** | 51.35 |
| Underlying | **68.77** | 56.84 |

## Commentary on major variances in the Consolidated Profit and Loss Account, Balance Sheet and Cash Flow Statement

References are to "Notes to the Accounts" on pages 84 to 131.

## Consolidated Profit and Loss Account

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Turnover** | **18,937** | 18,324 | Note 4 |

In the Property Division, turnover from property investment increased due to higher gross rental income from both office and retail areas together with the booking of an additional HK$136 million rental arising from the change in accounting for rent-free periods. Turnover from property trading decreased as a result of fewer unit closings in the USA - namely the balance of units from Jade Residences together with units from The Carbonell commencing from October 2005. The Beverages Division's operations in the USA recorded volume growth of 2% in 2005, with revenue increasing by 8% mainly due to higher selling prices and improved product mix. With some specific price increases and a favourable mix, turnover for the Taiwan operation improved slightly despite a 3% decline in sales volume. In the Marine Services Division, Swire Pacific Offshore recorded higher charter-hire revenue due to improvements in both fleet utilisation and charter rates. Turnover for 2005 was further enhanced by the delivery of three new vessels during the year. In the Trading & Industrial Division, Taikoo Motors group achieved a 22% increase in the number of vehicles sold and turnover improved by 27% over 2004. Swire Resources saw robust revenue growth of 35%.

# Financial Review

## Consolidated Profit and Loss Account (continued)

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Operating Profit**<br>In the Property Division, the higher net rental from property investment was more than offset by the decline in profits from property trading and the sale of investment properties. The operating profit also includes a write-back of over-provision for the Taikoo Shing land premium amounting to HK$692 million. The current year's valuation gains on investment properties were HK$3,843 million lower than those of 2004. The Beverages operations in Hong Kong recorded a slightly improved profit because of effective control over operating costs, which offset the higher material and distribution costs. Operating profit for the US operations increased due to higher retail pricing and effective cost control, while that of the Taiwan operations declined due to pricing pressure. Operating profit in the Marine Services Division includes a HK$2,270 million profit on sale of a 17.6% interest in Modern Terminals Limited along with a higher contribution from Swire Pacific Offshore. The Trading & Industrial Division saw a significant increase in operating profit mainly arising from higher contributions from Taikoo Motors' vehicle distribution business and from the sale of sports apparel and sports shoes in Swire Resources. | **19,842** | 20,981 | Note 5 and Note 6 |
| **Net Finance Charges**<br>The decrease in net finance charges was due to reduced interest charges on the Taikoo Shing land premium and lower average borrowings, partially offset by higher interest charges on borrowings due to the rise in market rates. | **(582)** | (966) | Note 10 |
| **Share of Profits Less Losses of Jointly Controlled Companies**<br>The decrease was due to the absence of an impairment provision written-back on Ocean Shores and Tung Chung Crescent amounting to HK$299 million (net of tax), partially compensated by higher profit contribution from ICI Swire Paints and the HK$72 million capital profit on sale of a production rig by Expro Swire Production. The fair value gains of investment properties held by jointly controlled companies in the Property Division were lower than those of 2004. | **756** | 995 | |
| **Share of Profits Less Losses of Associated Companies**<br>The profit contributions from Cathay Pacific and Dragonair have dropped by HK$566 million in 2005, reflecting the record high fuel costs notwithstanding strong demand for both passenger and cargo traffic. HAECO contributed an increase in profit of HK$83 million, which reflects higher utilisation of facilities. Strong throughput growth of 7.5% for Hong Kong Air Cargo Terminals, reflecting increased exports to Mainland China, US and Europe, gave rise to a higher profit contribution to the group. Occupancy and room rates for the hotel interests at Pacific Place improved during the year, contributing an increase in profit of HK$13 million to the group. The current year's share of profit also includes a valuation gain of HK$19 million on a 20% interest in an investment property, PCCW Tower, acquired in 2005. | **2,306** | 2,793 | |

## Consolidated Profit and Loss Account (continued)

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Taxation**<br>The lower effective tax rate in 2005 mainly reflects the non-taxable capital profit on sale of a 17.6% interest in Modern Terminals Limited. | **2,688** | 3,481 | Note 11 |
| **Profit Attributable to the Company's Shareholders**<br>The exceptional profit booked in the Marine Services Division on sale of a 17.6% interest in Modern Terminals Limited has been more than offset by the decrease in valuation gains on investment properties held by the Property Division and reduction in profits from the Aviation Division as a result of higher fuel costs. Higher profits were recorded from property investment, the Beverages Division, Swire Pacific Offshore and the Trading & Industrial Division. | **18,757** | 18,818 | Note 12 |
| **Minority Interests**<br>The fall was primarily due to the reduced share of profit attributable to minorities in a residential property trading project in the USA – Jade Residences, where 95% of unit closings occurred in 2004 with the balance in 2005. The decrease was also due to the reduction in fair value gains on investment properties held by partly-owned subsidiaries. | **877** | 1,504 | |

## Consolidated Balance Sheet

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Investment Properties**<br>The increase was mainly due to valuation gains on the investment property portfolio in Hong Kong during the year and the construction costs incurred on Three Pacific Place and One Island East. | **86,606** | 74,905 | Note 16 |
| **Investments in Jointly Controlled Companies**<br>The decrease mainly represented the remittance of funds during the year from a jointly controlled company holding the interest in the Ocean Shores property project. | **3,869** | 4,086 | Note 20 |
| **Investments in Associated Companies**<br>The increase was largely attributable to the share of profit retained in Aviation Division companies, in particular the Cathay Pacific group, and hotel interests in the Property Division. During the year, the Property Division acquired a 20% interest in PCCW Tower at a consideration of HK$212 million. In August the company sold its 17.6% interest in Modern Terminals Limited with a carrying value of HK$627 million. | **19,281** | 18,441 | Note 21 |

## Consolidated Balance Sheet (continued)

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Available-for-sale Investments**<br>The increase during the year represented fair value gains on both listed and unlisted investments held by the group. The market value of one unlisted investment is given by reference to the year end valuation of investment property held by the investee company. | **470** | 299 | Note 22 |
| **Properties for Sale**<br>The decrease was due to closings of units in Jade Residences and The Carbonell in USA. | **529** | 874 | Note 24 |
| **Stocks and Work in Progress**<br>The increase arose principally from the higher level of stocks maintained by Swire Resources at the year end to meet the anticipated strong retail sales at Chinese New Year in late January 2006. | **1,334** | 1,236 | Note 25 |
| **Trade and Other Receivables**<br>The increase mainly represented the outstanding proceeds receivable from the sale of units in The Carbonell at the year end. | **2,325** | 2,059 | Note 26 |
| **Short-term Deposits and Bank Balances**<br>The increase was due to surplus cash retained in Swire Finance, and in Swire Pacific Offshore pending settlement of instalments on new vessels in January 2006. | **1,891** | 1,500 | Note 27 |
| **Provisions**<br>The final settlement of Taikoo Shing land premium to the government of HK$1,531 million in September together with the write-back of excess provision of HK$692 million mainly accounted for the decrease. | **35** | 2,278 | Note 29 |
| **Bank Overdrafts and Short-term Loans**<br>The sales proceeds from The Albany (HK$508 million) and from the disposal of Modern Terminals (HK$2,900 million), net of the Taikoo Shing land premium payment (HK$1,531 million), were applied to the repayment of short-term loans during the year. | **889** | 2,635 | Note 31 |
| **Long-term Loans and Bonds Due within One Year**<br>The increase was due to the reclassification of one medium-term note due 2006 of HK$500 million from long-term loans to current liabilities. | **500** | 11 | Note 31 |

## Consolidated Balance Sheet (continued)

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Long-term Loans and Bonds**<br>The decrease represented repayment of a USD bank loan relating to The Carbonell trading property project and a HKD syndicated loan. This also included the reclassification of one medium-term note due 2006 to current liabilities. | **1,426** | 2,582 | Note 31 |
| **Equity Attributable to the Company's Shareholders**<br>The increase was principally due to the profits retained by the group during the year and the post-tax fair value gains on investment properties. | **94,843** | 78,625 | Note 34 and Note 35 |
| **Minority Interests**<br>Upon completion of all unit closings in Jade Residences, the share of net assets in the development project attributable to the minority shareholders was distributed during the year. This reduction in minority interests together with the repayment of a capital contribution to minorities in Festival Walk more than offset the minorities' share of the current year's retained profit (including post-tax fair value gains on investment properties). | **5,929** | 5,943 | Note 36 |

## Consolidated Cash Flow Statement

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Cash Generated from Operations**<br>The decrease was due to less cash inflow from unit closings of trading properties in the United States, partially offset by improved operating inflows from Swire Pacific Offshore, Taikoo Motors and Swire Resources. | **5,030** | 6,064 | Note 40 |
| **Interest Paid**<br>The decrease in interest paid during the year was attributable to the lower level of the group's net borrowings following the sale of the group's interest in Modern Terminals Limited in August. | **529** | 713 | |
| **Purchase of Property, Plant and Equipment**<br>The increase was mainly due to the purchase of additional vessels by Swire Pacific Offshore. | **1,324** | 773 | |
| **Additions of Investment Properties**<br>The additions of investment properties in 2005 mainly comprise construction work on Three Pacific Place (tunnel link to Admiralty) and One Island East as well as renovation work on Parkside. | **489** | 781 | |

## Consolidated Cash Flow Statement (continued)

| | 2005 HK$M | 2004 (restated) HK$M | Reference |
|---|---|---|---|
| **Proceeds from Investment Properties Disposals**<br>The decrease in proceeds was due to the sale of the remaining 13 units at The Albany during the year against 15 units sold in 2004. | **508** | 744 | |
| **Purchase of Shareholdings in Jointly Controlled Companies**<br>The outflow in 2005 reflects the payment for the investment in Shekou Container Terminals (Phase II) committed in 2004. | **129** | 8 | |
| **Loans to Jointly Controlled Companies**<br>The Ocean Shores residential development undertaken by a jointly controlled company was substantially completed in 2003 and 2004, which explains the reduced cash outflow to fund this development project in the current year. | **135** | 492 | |
| **Purchase of Shareholdings in Associated Companies**<br>The cash outflows principally represent the investment in the PCCW Tower. | **225** | 245 | |
| **Sale of Shareholdings in Jointly Controlled Companies**<br>Proceeds received in the current year were attributable to the sale of a 7.5% interest in Shekou Container Terminals concluded in 2004. | **186** | 7 | |
| **Repayment of Loans from Jointly Controlled Companies**<br>The decreased loan repayments were due to less proceeds from the sale of units in Ocean Shores as the majority of the units were sold in previous years. | **505** | 1,508 | |
| **Sale of Shareholdings in Associated Companies**<br>This represents the sale of the group's 17.6% interest in Modern Terminals Limited in August. | **2,897** | 36 | |
| **Repayment of Loans and Bonds**<br>The outflow for 2005 represents the repayment of bank loans following the receipt of a HK$2.9 billion proceeds from the sale of a 17.6% interest in Modern Terminals Limited and net operating cash inflows from the divisions. In addition, proceeds from the unit closings of The Carbonell trading property project in the USA were used to repay bank loans. | **4,963** | 4,500 | |

# Investment Appraisal and Performance Review

| | Net assets employed 2003 (restated) HK$M | Net assets employed 2004 (restated) HK$M | Net assets employed **2005 HK$M** | Capital commitments 2003 HK$M | Capital commitments 2004 HK$M | Capital commitments **2005 HK$M** |
|---|---|---|---|---|---|---|
| Property investment | | | | | | |
| – at cost | 37,803 | 38,569 | **39,106** | 1,632 | 4,142 | **7,187** |
| – valuation surplus | 20,217 | 35,981 | **47,633** | | | |
| – deferred taxation | (5,803) | (8,574) | **(10,681)** | | | |
| – working capital | (2,866) | (1,289) | **1,436** | | | |
| | 49,351 | 64,687 | **77,494** | 1,632 | 4,142 | **7,187** |
| Property trading | 2,980 | 1,358 | **598** | | | |
| Aviation | 16,260 | 17,304 | **18,431** | 99 | 99 | **99** |
| Beverages | 3,111 | 2,936 | **2,930** | 24 | 16 | **46** |
| Marine Services | 4,335 | 4,772 | **5,061** | 170 | 1,304 | **1,744** |
| Trading & Industrial | 1,042 | 1,363 | **1,540** | | | |
| Head office | 283 | 410 | **166** | | | |
| Total net assets employed | 77,362 | 92,830 | **106,220** | 1,925 | 5,561 | **9,076** |
| Less net debt | 10,116 | 8,262 | **5,448** | | | |
| Less minority interests | 4,806 | 5,943 | **5,929** | | | |
| Equity attributable to the Company's shareholders | 62,440 | 78,625 | **94,843** | | | |

| | Equity attributable to the Company's shareholders 2003 (restated) HK$M | Equity attributable to the Company's shareholders 2004 (restated) HK$M | Equity attributable to the Company's shareholders **2005 HK$M** | Return on equity attributable to the Company's shareholders* 2003 | Return on equity attributable to the Company's shareholders* 2004 | Return on equity attributable to the Company's shareholders* **2005** |
|---|---|---|---|---|---|---|
| Property investment | 36,241 | 50,555 | **62,323** | -0.6% | 33.4% | **22.0%** |
| Property trading | 2,641 | 1,855 | **1,630** | 7.1% | 27.4% | **15.0%** |
| Property – overall | 38,882 | 52,410 | **63,953** | 0.2% | 33.1% | **21.8%** |
| Aviation | 16,245 | 17,289 | **18,397** | 5.1% | 14.3% | **10.8%** |
| Beverages | 1,967 | 2,151 | **2,380** | 18.1% | 18.7% | **20.9%** |
| Marine Services | 2,968 | 3,417 | **3,358** | 23.2% | 23.2% | **22.6%** |
| – including profit on sale of Modern Terminals | – | – | **2,270** | | | **67.2%** |
| Trading & Industrial | 1,252 | 1,309 | **1,779** | 21.3% | 30.3% | **33.7%** |
| Head office | 1,126 | 2,049 | **2,706** | | | |
| Total | 62,440 | 78,625 | **94,843** | 3.2% | 26.7% | **21.6%** |

* The return on equity attributable to the Company's shareholders is calculated as attributable profit for the year divided by the average of equity attributable to the Company at the start and end of the year.

## Investment Appraisal and Performance Review (continued)

Swire Pacific focuses on the long-term development of businesses where it can add value through its industry-specific expertise and particular knowledge of the Greater China region. It endeavours to create value for shareholders by making investments which exceed the target rate of return appropriate for each of its businesses.

The tables on page 43 show where the group's assets are employed, capital commitments by division and changes in returns on equity attributable to the Company's shareholders.

**Investment property:** Net assets employed in investment property increased by HK$12,807 million during the year as a result of a HK$11,652 million (including minority interests) increase in the valuation of existing property along with a net investment of HK$537 million principally in Three Pacific Place and One Island East and the refurbishment of Parkside. The changes in working capital reflect the payment of land premium of HK$1,531 million and write-back of the balance of land premium provision of HK$692 million in 2005.

Capital commitments of HK$7,187 million at the end of 2005 are primarily for the construction of One Island East and Taikoo Hui in Guangzhou.

Rental income from both the office and the retail portfolio increased in 2005. Office rentals in particular rebounded strongly as a result of increased demand and limited new supply. The group is confident that rental income from investment property will continue to improve with stable demand and with the addition of One Island East to the portfolio upon completion in 2008. Contributions from the sale of investment property however will be negligible in the future as all units of The Albany have been sold.

The return on equity calculated for investment property decreased from 33.4% (restated) in 2004 to 22.0% in 2005 primarily due to the lower valuation gains on investment properties and decrease in profit from the sale of units in The Albany. The increase in fair values of investment property arising from the revaluation is recognised as profit and has been included in the calculation of return on equity following the adoption of HKAS 40 which took effect on 1st January 2005. The 2003 and 2004 comparatives have been restated.

**Property trading:** The group develops residential property for sale in Hong Kong and Miami. Property trading in Hong Kong has reduced substantially during recent years.

The division's return from property trading in 2005 derived primarily from developments in the USA. The average return from property trading in the USA over the last three years was 23.2%.

**Aviation Division:** The division comprises associated companies and investments. Net assets employed increased by HK$1,127 million in 2005 mainly due to Cathay Pacific Airways using retained profits for expansion.

Return on equity attributable to the Company's shareholders decreased from 14.3% in 2004 to 10.8% in 2005 as escalating fuel costs eroded the airlines' profit margins.

**Beverages Division:** Whilst this division has been experiencing substantial volume growth, its assets employed have been falling as depreciation on production facilities built in the 1990s has exceeded new investment. In 2005, attributable net assets employed fell by HK$6 million to HK$2,930 million.

Beverages' average return on equity attributable to the Company's shareholders increased 2.2% points to 20.9% in 2005 with improved profits from volume growth partly offset by higher raw material and fuel related costs.

**Marine Services Division:** The division's net assets increased by HK$289 million reflecting the acquisition of new vessels by Swire Pacific Offshore. Further growth is planned for this division with Swire Pacific Offshore having committed HK$1,744 million as at the end of 2005 mainly for 15 vessels currently on order. Return on equity attributable to the Company's shareholders for the division increased significantly to 67.2% reflecting the profit of HK$2,270 million from the disposal of the group's 17.6% interest in Modern Terminals Limited. The return excluding this non-recurring profit was 22.6%.

**Trading & Industrial Division:** The division's net assets increased by HK$177 million from those of 2004. Improvements in operating profits, primarily from Taikoo Motors and the jointly controlled operations, led to the return on equity attributable to the Company's shareholders increasing from 30.3% to 33.7% in 2005.

# Credit Analysis

## Introduction

This section of the report covers:

**Treasury Management**

- Structure and Policy
- Interest Rate Exposure
- Currency Exposure
- Price Risk
- Commodity Exposure
- Credit Exposure
- Derivatives

**Credit Profile**

- Key Credit Ratios
- Cash Flow Summary
- Changes in Financing
- Surplus Funds
- Currency Profile
- Sources of Finance
- Maturity Profile and Refinancing
- Covenants and Credit Triggers
- Interest Cover and Gearing
- Total Financial Obligations
- Debt in Associated and Jointly Controlled Companies
- Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet

## Treasury Management

### Structure and Policy

Swire Pacific's Head Office Treasury sets financial risk management policies in accordance with policies and procedures approved by its Board. It also manages the majority of the group's funding needs and currency, interest rate, credit and event risk exposures. Within the same policy framework, operating subsidiaries manage currency, interest rate and commodity exposures that are specific to particular transactions within their businesses. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes.

The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis, in a manner consistent with the overall policies of the group.

Non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. Swire Pacific provides financial support by way of guarantees in cases where significant cost savings are available and risks are acceptable.

### Interest Rate Exposure

The level of fixed rate debt for the group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the group's businesses and investments.

In addition to raising funds on a fixed rate basis, the Swire Pacific group uses interest rate swaps in the management of its long-term interest rate exposure. It also uses forward rate agreements to manage its exposure to short-term interest rate volatility.

Occasionally, the group also enters into fixed-to-floating interest-rate swaps to hedge the fair value interest-rate risk arising where it has borrowed at fixed rates in excess of its requirements.

As the group has no significant interest-bearing assets, the group's income and operating cash flows are substantially independent of changes in market interest rates.

### Currency Exposure

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

Exposure to movements in exchange rates on individual transactions in the Swire Pacific group is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. All significant foreign currency borrowings with a fixed maturity date are covered by appropriate currency hedges.

# Credit Analysis

Translation exposure arising on consolidation of the group's overseas net assets is reduced, where practicable, by matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of Swire Pacific and its subsidiary companies are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

**Price Risk**

The group is exposed to equity securities price risk because investments held by the group are classified on the consolidated balance sheet as available-for-sale investments.

**Commodity Exposure**

Certain Swire Pacific group companies have underlying exposures to commodity risk. Derivatives including swaps, forwards and options are used in the management of these exposures in accordance with policies approved by the Board.

**Credit Exposure**

When depositing surplus funds or entering into derivative contracts, the group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. The group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

**Derivatives**

It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes. Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

When the group enters into a derivative contract, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented. At inception and on an ongoing basis the derivatives that are used in hedging transactions are assessed to ensure that they are highly effective.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Certain economic hedges that the group entered into prior to the release of HKAS 39, do not meet its hedge recognition criteria. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

Derivative transactions entered into by Swire Pacific and its subsidiary companies, and outstanding at the year end are summarised and set out in note 23 to the accounts on page 111 by their respective types.

## Credit Profile

Swire Pacific aims to maintain a capital structure that is appropriate for long-term credit ratings of A3 to A1 on Moody's scale, A- to A+ on Standard & Poor's scale, and A to AA on Fitch's scale. Actual credit ratings may depart from these levels from time to time due to economic circumstances. As at 31st December 2005 the Company's long-term credit ratings were A3 from Moody's, A- from Standard & Poor's, and A- from Fitch.

### Key Credit Ratios

The table below sets out those credit ratios of the group which credit agencies commonly assess when determining credit ratings:

| | 2001 | 2002 | 2003 | 2004 (restated) | **2005** |
|---|---|---|---|---|---|
| Operating margin | | | | | |
| – per accounts | 33.1% | 32.5% | 30.1% | 117.6% | **107.7%** |
| – underlying | | | | 31.2% | **42.3%** |
| EBIT/net interest | | | | | |
| – per accounts | 5.5 | 6.5 | 7.9 | 21.2 | **34.2** |
| – underlying | | | | 6.7 | **15.0** |
| FFO+net finance charges/net interest | | | | | |
| – per accounts | 5.8 | 6.3 | 7.4 | 6.7 | **16.0** |
| – underlying | | | | 6.6 | **15.2** |
| FFO/net debt | | | | | |
| – per accounts | 34.7% | 34.7% | 52.1% | 76.5% | **177.9%** |
| – underlying | | | | 75.4% | **168.9%** |
| Net debt/net capital | | | | | |
| – per accounts | 17.8% | 16.1% | 12.2% | 8.9% | **5.1%** |
| – underlying | | | | 8.1% | **4.6%** |
| Rental income/net interest | 3.4 | 4.2 | 4.3 | 2.8 | **5.2** |

Operating margin = Operating profit before depreciation and amortisation/turnover
EBIT = Earnings before interest and taxes
FFO (Funds from operations) = Operating profit less net finance charges less change in fair value of investment properties less tax paid plus depreciation plus profit or loss on sale of property, plant and equipment plus dividend from jointly controlled companies and associated companies plus non-cash items
Net capital = Equity attributable to the Company's shareholders plus minority interests plus net debt
Net interest is stated before deducting capitalised interest.
Underlying credit ratios are calculated by excluding the impact of adopting HKAS 40 and HKAS-Int 21 on investment properties and income taxes.

# Credit Analysis

**Cash Flow Summary**

| | 2005 HK$M | 2004 (restated) HK$M |
|---|---|---|
| **Net cash generated by businesses and investments** | | |
| Cash generated from operations | **5,030** | 6,064 |
| Payment of land premium | **(1,531)** | (2,027) |
| Cash from asset realisations* | **4,165** | 2,472 |
| Dividends received | **2,152** | 2,239 |
| Capital expenditure and investments** | **(2,338)** | (2,658) |
| Tax and net interest paid | **(785)** | (1,368) |
| | **6,693** | 4,722 |
| **Cash paid to shareholders and net funding by external debt** | | |
| Dividends paid | **(3,686)** | (2,549) |
| Decrease in borrowings | **(2,297)** | (816) |
| Repayment of capital contribution to minority interest | **(314)** | (282) |
| | **(6,297)** | (3,647) |
| Increase in cash and cash equivalents | **396** | 1,075 |

* Includes proceeds from disposals of property, plant and equipment, investment properties, and the sale of shareholdings in a subsidiary company, sale of shareholdings in and repayments of loans by associated and jointly controlled companies.

** Includes additions to property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, purchase of shareholdings in and loans to associated and jointly controlled companies.

Cash generated from operations was derived largely from the unit closings in The Carbonell and Jade Residences in Miami.

Cash from asset realisations was derived mainly from HK$2,897 million generated from the sale of the group's 17.6% shareholding in Modern Terminals Limited in August 2005. Other receipts included the proceeds received from the sale of residential properties in The Albany and Ocean Shores and the sale of a 7.5% interest in Shekou Container Terminals.

Principal capital expenditure and investments include the construction costs for Three Pacific Place, the purchase of a 20% interest in Richly Leader Limited which acquired the PCCW Tower, the acquisition of an additional 7.5% shareholding interest in the Shekou Container Terminals Phase II and the purchase of additional offshore support vessels.

**Changes in Financing**

On 6th October 2005, a committed revolving credit facility of HK$300 million was renewed on the same terms and conditions. In December, Swire Coca-Cola USA renewed its committed revolving credit facility, increasing the facility to US$50 million.

The major debt repayments during the year included a US$100 million revolving credit loan for Swire Pacific Holdings Inc. repaid in April and a US$93 million term loan, for The Carbonell condominium project in the USA, repaid in December 2005. Other repayments related to funds drawn from syndicated and bilateral revolving credit loans, funded by cash from operations and asset realisations.

**Surplus Funds**

The group has surplus funds of HK$2,000 million which consists of short-term deposits and bank balances and certain available-for-sale investments as at 31st December 2005, compared to HK$1,593 million as at 31st December 2004.

### Currency Profile

An analysis of net debt by currency at 31st December 2005 is shown below:

| Currency | Total HK$M | % |
|---|---|---|
| Hong Kong Dollar | **4,525** | 83 |
| United States Dollar | **1,207** | 22 |
| New Taiwan Dollar | **96** | 2 |
| Others | **(380)** | (7) |
| Total | **5,448** | 100 |

### Sources of Finance

At 31st December 2005, committed loan facilities and debt securities net of other borrowing costs amounted to HK$11,190 million, of which HK$3,966 million (35%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,545 million. Sources of funds at the end of 2005 comprised:

| | Available HK$M | Drawn HK$M | Undrawn HK$M |
|---|---|---|---|
| **Committed facilities** | | | |
| Perpetual Capital Securities | 4,633 | 4,633 | – |
| Fixed/Floating Rate Notes | 1,975 | 1,975 | – |
| Bank and other loans | 4,582 | 616 | 3,966 |
| **Total committed facilities** | 11,190 | 7,224 | 3,966 |
| **Uncommitted facilities** | 3,769 | 224* | 3,545 |

*Reflects set-off of security deposits against borrowings of HK$43 million

### Maturity Profile and Refinancing

The group's weighted average term and cost of debt is:

| | 2005 | 2004 |
|---|---|---|
| Weighted average term of debt | **5.6 years** | 5.8 years |
| Weighted average term of debt (excluding Perpetuals) | **2.0 years** | 2.6 years |
| Weighted average cost of debt | **7.1%** | 7.6% |
| Weighted average cost of debt (excluding Perpetuals) | **3.6%** | 1.2% |

The maturity profile of the group's gross borrowings net of other borrowing costs and security deposits at the end of each of the last five years is set out below:


Maturity profile
%
100
80
60
40
20
0
01
02
03
04
05
Within 1 year
2-5 years
1-2 years
Over 5 years

Included in the group's debt is HK$4,633 million of Perpetual Capital Securities, HK$2,319 million of which the group can call at any time after 30th October 2006. The other HK$2,314 million can be called at any time after 13th May 2017. As the call is at the option of the group, this debt is reported as having a life of the longer of the first call date and ten years.

The group manages refinancing risks by spreading the maturity of its facilities over a number of years so that refinancing needs are not excessive in any one year. The repayment schedule of the group's committed debt facilities is detailed below:

### Debt Maturity

| | 2006 HK$M | 2007 HK$M | 2008 HK$M | 2009 HK$M | beyond 2009 HK$M |
|---|---|---|---|---|---|
| Capital market debts | 500 | 677 | – | 599 | 4,833 |
| Bank loans | 1,786 | 500 | 2,295 | – | – |
| | 2,286 | 1,177 | 2,295 | 599 | 4,833 |

### Covenants and Credit Triggers

There are no specific covenants given by the group for its debt facilities which would require debt repayment or termination of a facility should the group's credit rating be revised by the credit rating agencies.

Swire Pacific has entered into financial covenants in respect of gearing limits and maintenance of minimum consolidated net worth, to secure funding for itself and its subsidiaries.

# Credit Analysis

These covenants are as set out below:

| | Covenant limits | 2005 | 2004 (restated) |
|---|---|---|---|
| **Gearing:** | | | |
| Consolidated borrowed money/ adjusted consolidated net worth | ≤ 200% | **5%** | 10% |
| Secured consolidated borrowed money/ adjusted consolidated net worth | ≤ 100% | **–** | – |
| | HK$M | **HK$M** | HK$M |
| **Maintenance of minimum consolidated tangible net worth:** | | | |
| Consolidated tangible net worth | ≥ 20,000 | **100,772** | 84,568 |

During the term of these facilities, none of the covenants were breached.

### Interest Cover and Gearing

At 31st December 2005, 82% of the group's gross borrowings were on a fixed rate basis and 18% were on a floating rate basis.

The following graphs illustrate the underlying interest cover and the underlying gearing ratios for each of the last five years.

**Interest cover and cash interest cover**


HK$M
Times
10,000
8,000
6,000
4,000
2,000
0
15
12
9
6
3
0
01
02
03
04
05*
Underlying operating profit
Net finance charges
Net finance charges and capitalised interest
Underlying interest cover
Underlying cash interest cover

* 2005 net finance charges include interest charge of HK$158 million (2004: HK$500 million) in respect of the Taikoo Shing land premium dispute.

**Gearing ratio**


HK$M
Ratio
120,000
100,000
80,000
60,000
40,000
20,000
0
25
20
15
10
5
0
01
02
03
04
05
Underlying total equity
Net borrowings
Underlying gearing ratio

| | Note | 2005 | 2004 (restated) |
|---|---|---|---|
| Gearing ratio | 1 | | |
| Per accounts | | **5%** | 10% |
| Underlying | | **5%** | 9% |
| Interest cover – times | 2 | | |
| Per accounts | | **34.09** | 21.72 |
| Underlying | | **12.82** | 5.34 |
| Cash interest cover – times | 3 | | |
| Per accounts | | **30.86** | 19.18 |
| Underlying | | **11.61** | 4.71 |

**Notes:**

1. Gearing represents the ratio of net borrowings to total equity (including minority interests).
2. Interest cover is calculated by dividing operating profit by net finance charges.
3. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.
4. The calculation of underlying operating profit and underlying total equity is shown in the Financial Review section on pages 35 to 37.
5. Figures for 2001 to 2003 have not been restated.

### Swire Pacific Group – Total Financial Obligations

The chart below illustrates net debt by borrowing entity, attributable net debt in jointly controlled and associated companies ("JCC & Asso") and undertakings given to third parties.

(In HK$M except specified)


Swire Pacific
A- / A3 / A-
*392
Swire Finance
256
Swire Pacific
MTN Financing
A- / A3 / A-
1,975
Swire Pacific
Offshore Financing
BBB / Baa1
#2,319
Swire Pacific Capital
BBB / Baa1
#2,314
Property Division
(1,066)
Aviation Division
–
Beverages Division
122
Marine Services
Division
(268)
Trading & Industrial
Division
(204)
Property Division
JCC & Asso
585
Aviation Division
JCC & Asso
5,195
CX
4,193
Hactl
881
KA
417
HEACO
(396)
Others
100
Beverages Division
JCC & Asso
(274)
Marine Services
Division
JCC & Asso
405
Trading &
Industrial Division
JCC & Asso
(149)
Consolidated
net debt
5,448
Attributable
net debt
5,762

* Undertakings given to third parties
\# Represents the US$300 million perpetual capital securities

### Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong Financial Reporting Standards, the group's balance sheet does not include the net debt of its jointly controlled and associated companies. These companies had the following net debt positions at the end of 2005 and 2004. If the attributable position of the net debt in jointly controlled and associated companies were to be added to the group's net debt, gearing would rise to 11% and underlying gearing would rise to 10%.

| | Total net debt | | Portion of net debt attributable to Swire Pacific | | Debt guaranteed by Swire Pacific or its subsidiaries | |
|---|---|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Property Division | **1,763** | 2,020 | **585** | 645 | **315** | 329 |
| Aviation Division | | | | | | |
| Cathay Pacific | **9,050** | 11,187 | **4,193** | 5,199 | **–** | – |
| Hactl | **3,578** | 1,542 | **881** | 380 | **–** | – |
| Dragonair | **2,352** | 1,948 | **417** | 345 | **–** | – |
| HAECO | **(877)** | (576) | **(396)** | (260) | **–** | – |
| Other Aviation Division companies | **623** | 587 | **100** | 60 | **6** | 8 |
| Beverages Division | **(538)** | (515) | **(274)** | (251) | **–** | – |
| Marine Services Division | **707** | 3,030 | **405** | 716 | **500** | 500 |
| Trading & Industrial Division | **(301)** | (570) | **(149)** | (241) | **–** | – |
| | **16,357** | 18,653 | **5,762** | 6,593 | **821** | 837 |

# Credit Analysis

**Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet**

Pursuant to Chapter 13 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the group and the group's attributable interest in those affiliated companies are presented below.

Affiliated companies comprise the group's jointly controlled and associated companies. As at 31st December 2005, the group had loans to affiliated companies totalling HK$10,263 million (before group provisions) and has given guarantees of HK$1,286 million in respect of facilities granted to affiliated companies, financial assistance totalling HK$11,549 million. These amounts exceed 8% of the group's total assets as at 31st December 2005.

| | 31st December 2005 | |
|---|---|---|
| | Proforma combined balance sheet | The group's attributable interest |
| | HK$M | HK$M |
| Non-current assets | 24,680 | 9,188 |
| Current assets | 3,122 | 974 |
| Current liabilities | (3,543) | (1,014) |
| Non-current liabilities | (2,715) | (1,103) |
| Minority interests | (249) | (121) |
| Shareholders' advances | (26,612) | (10,263) |
| | (5,317) | (2,339) |

# Corporate Governance

## Corporate Governance Practices

As a leading international company, Swire Pacific's reputation for high ethical standards is central to its success. Swire Pacific is committed to maintaining robust corporate governance practices and the highest standards of business integrity in all of its activities. The Company's commitment in terms of corporate governance is to:

- provide high-quality products and services to the satisfaction of its customers;
- maintain high standards of business ethics; and
- achieve these goals while, at the same time, providing satisfactory and sustainable returns to shareholders.

In addition, the group acts in a socially responsible manner through a variety of initiatives outlined on pages 72 to 76 and sees this as part of its overall commitment to good corporate governance.

As part of its commitment to enhance corporate governance standards within the region, Swire Pacific is a member of the Asian Corporate Governance Association.

The Code on Corporate Governance Practices ("the CG Code") as promulgated by The Stock Exchange of Hong Kong Limited came into effect for the 2005 reporting year. The CG Code sets out the principles of good corporate governance and two categories of recommendations:

- Code Provisions, which issuers are expected to comply with, but may choose to deviate from, provided they give considered reasons for non-compliance; and

- Recommended Best Practices, which issuers are encouraged to comply with, but which are provided for guidance only.

Swire Pacific welcomes the principles-based approach of the CG Code and the flexibility this provides concerning the adoption of corporate policies and procedures. In particular, we welcome the CG Code's intent to continue allowing companies not to comply, provided they have good reasons to make this choice.

Swire Pacific has complied throughout the year with all the Code Provisions of the CG Code and most of its recommended best practices.

Code Provision C.2.2 of the Stock Exchange Code requires the Boards of all listed companies to undertake a review of the effectiveness of their systems of internal control and to report to shareholders that they have done so. In the interests of good corporate governance, Swire Pacific has complied with this provision, even though it is only applicable to accounting periods commencing on or after 1 July 2005, and is therefore not applicable to this annual report.

Swire Pacific has, however, deviated from Section C.1.4 of the CG Code, recommending the production of quarterly statements. The Company has chosen not to comply with this recommended reporting practice because it is its judgement that, as a matter of principle and practice, quarterly reports do not bring significant benefits to shareholders. Swire Pacific would review its position if and when there was a clear demand from shareholders for quarterly reporting.

## The Board

Swire Pacific is governed by a Board of Directors which has the responsibility for leadership and control of the Company. These Directors are collectively responsible for promoting the success of Swire Pacific by directing and supervising the Company's affairs.

The Board met six times in 2005. The attendance of individual directors at these board meetings and at two other board committees (the Audit Committee and the Remuneration Committee) is set out in the following table.

# Corporate Governance

| Directors | Meetings Attended/Held Board | Audit Committee | Remuneration Committee |
|---|---|---|---|
| **Executive Directors** | | | |
| D M Turnbull – Chairman | 5/6 | | |
| P N L Chen | 3/3 | | |
| M Cubbon | 6/6 | | |
| D Ho | 6/6 | | |
| K G Kerr | 5/6 | | |
| **Non-Executive Directors** | | | |
| The Baroness Dunn | 3/6 | | |
| J W J Hughes-Hallett | 4/6 | | |
| P A Johansen | 6/6 | 4/4 | 2/2 |
| Sir Adrian Swire | 4/6 | | |
| **Independent Non-Executive Directors** | | | |
| V H C Cheng | 1/3 | | |
| D G Eldon | 2/2 | | |
| C K M Kwok | 5/6 | 4/4 | 2/2 |
| C Lee | 5/6 | 4/4 | 2/2 |
| M C C Sze | 6/6 | | |
| M M T Yang | 3/6 | | |

Directors actively participate in each meeting, giving and receiving reports on the activities of the operating divisions, presenting papers supporting decisions which require Board approval, and reviewing the progress of business units against budget. Whilst Directors may participate in meetings via telephone or video-conferencing link, all Directors attended in person during the year. Board consents are given by-vote at the Board meeting and supplemented via the circulation of written resolutions between Board meetings.

The dates of the 2005 Board meetings were determined in 2004 and any amendments to this schedule were notified to Directors at least 14 days before a regular meeting. Suitable arrangements are in place to allow Directors to include items in the agenda for regular Board meetings.

All Directors have access to the services of the Company Secretary who regularly updates the Board on governance and regulatory matters. Any Director, wishing to do so in the furtherance of his or her duties, may take independent professional advice through the Chairman at Swire Pacific's expense. The availability of professional advice extends to the Audit and Remuneration Committees.

Minutes of Board meetings are taken by the Company Secretary and, together with any supporting board papers, are available to all Board members.

The minutes record the matters considered by the Board, the decisions reached, and any concerns raised or dissenting views expressed by Directors. Draft and final versions of the minutes are sent to all Directors for their comment and record respectively.

If a substantial shareholder or a Director has a conflict of interest in a transaction or proposal to be considered by the Board and which the Board has determined to be material, the individual declares his interest and is required to abstain from voting. The matter is considered at a Board meeting attended by Independent Non-Executive Directors who have no material interest in the transaction.

Swire Pacific has arranged appropriate insurance cover in respect of legal actions against its Directors and officers. The Board reviews the extent of this insurance each year.

## Board Committees

In furtherance of good corporate governance, the Board has established two committees, the Audit Committee and the Remuneration Committee, which adhere to the principles, procedures and arrangements set out above. The Company Secretary takes full minutes of the meetings of these committees and the work of these committees is reported to the Board.

In addition, the Board has established a Finance Committee consisting of the Group Finance Director, the Treasurer and four divisional Finance Directors to develop company policy on all areas of finance, including financial risk and management of invested funds, and to develop the group's treasury policies.

## Chairman and Chief Executive

The CG Code requires that the roles of Chairman and Chief Executive be separated and not performed by the same individual.

The Chairman is responsible for the leadership of the Board, ensuring its effectiveness in all aspects of its role and for setting its agenda and taking into account any matters proposed by other Directors for inclusion in the agenda. Through the Board, he is responsible for ensuring that good corporate governance practices and procedures are followed by the operating companies. Throughout 2005 and up to 31st January 2006, the Chairman of Swire Pacific was D M Turnbull. C D Pratt was appointed Chairman on 1st February 2006.

The role of Chief Executive is split among the five senior divisional executives responsible for day-to-day management of Swire Pacific's individual businesses: K G Kerr (Property), P N L Chen (Aviation, in his capacity as the Chief Executive Officer of Cathay Pacific Airways Limited), J R Slosar (Beverages), C D Pratt (Industrial & Trading, and Marine Services) and D Ho (various shipping-related and logistics interests). Accordingly for 2005, there was a clear division of responsibilities between the Chairman and these five senior executives.

Board meetings are structured to encourage open discussion and frank debate to ensure the Non-Executive Directors provide an effective challenge to each Executive Director. The Chairman takes the lead to ensure the Board acts in the best interests of Swire Pacific.

When necessary, the Independent Non-Executive Directors meet privately to discuss matters which are their specific responsibility. One such meeting was held in 2005. In addition, the Chairman holds an annual meeting with the Non-Executive Directors, including the Independent Non-Executive Directors, without the Executive Directors being present.

The Chairman ensures that there is effective communication with the shareholders and that the views of the shareholders are communicated to the Board as a whole.

## Board Composition

Currently the Board comprises the Chairman, three other Executive Directors, and nine Non-Executive Directors. The Board considers that five of the nine Non-Executive Directors – more than one third of the Board – are independent in character and judgement and fulfil the independence guidelines set out in Rule 3.13 of the Listing Rules. Although one of the Independent Non-Executive Directors has served in this capacity for more than nine years, the Directors are of the opinion that this Director continues to bring relevant experience and knowledge to the Board and that, notwithstanding his long service, maintains an independent view of the Company's affairs.

V H C Cheng was elected as an Independent Non-Executive Director at the 2005 AGM held on 12th May 2005. P N L Chen was appointed an Executive Director on 13th May 2005 and C D Pratt was appointed an Executive Director and elected Chairman of the Board on 1st February 2006. All the remaining Directors served throughout the calendar year 2005 and still hold office at the date of this report. The Directors' biographical details are set out on pages 63 to 64 of this report and posted on the company website www.swirepacific.com.

K G Kerr served as Alternate Director to Sir Adrian Swire during the year. In addition, D M Turnbull served as an Executive Director and Chairman of the Board and Alternate Director to Baroness Dunn during the year and until his resignation with effect from 1st February 2006. D G Eldon served as an Independent Non-Executive Director until his resignation with effect from 11th May 2005.

D G Eldon retired as a Director of Swire Pacific following his retirement from the HSBC Group. D M Turnbull resigned for personal reasons.

Directors' interests as at 31st December 2005 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on pages 69 to 70.

## Appointments, Re-election and Removal

Potential new Directors are identified and submitted to the Board for approval. A Director appointed by the Board is subject to election by shareholders at the first annual general meeting after his appointment. All Directors are subject to re-election by shareholders every three years.

Potential new Board members are identified based on skills and experience that, in the opinion of the Directors, will enable them to make a positive contribution to the performance of the Board. The use of an independent search firm was not considered necessary for the appointment of V H C Cheng and P N L Chen because, in the opinion of the Directors, it was unlikely that an independent agency or open advertising would produce additional candidates who matched the detailed profiles set down by the Board.

## Responsibilities of Directors

Directors are encouraged to update their skills, knowledge and familiarity with the group through their initial induction, ongoing participation at Board and committee meetings, and through meeting key people at Head Office and in the divisions.

Each Director ensures that he or she can give sufficient time and attention to the affairs of the Swire Pacific group. All Directors disclose to the Board on their first appointment their interests as a director or otherwise in other companies or organisations and such declarations of interests are updated annually. The Non-Executive Directors bring a wide range of skills and experience to the group. They bring independent judgement on issues of strategy, performance, risk and people through their contribution at Board and committee meetings.

Non-Executive Directors serve on both the Audit Committee and the Remuneration Committee and five of the Non-Executive Directors, including four Independent Non-Executive Directors, attended the annual general meeting.

The Company has adopted a code of conduct ("the Securities Code") regarding securities transactions by Directors and officers on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules. These rules are available on Swire Pacific's website www.swirepacific.com.

A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the Board meetings to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published, and that all his dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors and Senior Executives of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

## Supply of and Access to Information

Agendas and accompanying Board papers are circulated where possible at least 48 hours before the time of a board or committee meeting. The Chairman is also responsible for making sure all Directors are properly briefed on issues arising at Board meetings and ensuring that the Directors receive accurate, timely and clear information from the monthly management reports.

All Directors have access to Board papers and related materials that will assist them to make an informed decision on matters placed before the Board. Queries raised by Directors are answered fully and promptly.

## Remuneration of Directors and Senior Management

The Remuneration Committee comprises three Non-Executive Directors, two of whom – C K M Kwok and C Lee - are Independent Non-Executive Directors. The committee is chaired by P A Johansen.

The terms of reference of the Remuneration Committee have been reviewed with reference to the CG Code and are posted on Swire Pacific's website.

A Services Agreement exists between the Company and John Swire & Sons (H.K.) Limited ("Swire"), which has been considered in detail and approved by the Independent Non-Executive Directors of the Company. Under the terms of this agreement, staff at various levels, including Executive Directors, are seconded to the Company. These staff report to and take instructions from the Board of the Company but remain employees of the Swire group.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave-passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing allowances affords ease of relocation either within Hong Kong or elsewhere, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles. Whilst bonuses are calculated by reference to the profits of the Swire group overall, the predominant part of such profits is derived from the Swire Pacific group.

Although the remuneration of these executives is not entirely linked to the profits of the company or division in which they are working, it is considered that, given the volatility of various businesses within the Swire Pacific group, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team within the Company. Furthermore, as a substantial shareholder of Swire Pacific, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

The Remuneration Committee has reviewed this policy and the levels of remuneration paid to Executive Directors of the Company. At its meeting in November, the Committee considered a report prepared for it by Mercer Human Resource Consulting Limited, an independent firm of consultants, which confirmed that the remuneration of the Company's Executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2006.

No Director takes part in any discussion about his or her own remuneration.

The fees received by the Independent Non-Executive Directors were reviewed by the Remuneration Committee at its November meeting and compared to the fees paid at 29 other Hong Kong listed companies. The Committee found the fees reasonable in light of the Directors' responsibilities and, on its recommendation, the Board approved the fees remaining at the same level for 2006:

| Fee | HK$ |
|---|---|
| Director's Fee | 200,000 |
| Fee for serving on Audit Committee | 150,000 |
| Fee for serving on Remuneration Committee | 50,000 |

## Accountability and Audit

### Financial Reporting

The Board is accountable for the proper stewardship of Swire Pacific's affairs, and is responsible for ensuring that Swire Pacific keeps fair and accurate accounting records which disclose its financial position, and which comply with requirements of the Hong Kong Companies Ordinance.

The management of individual businesses within the Swire Pacific group provides the Directors with such information and explanations necessary to enable them to make an informed assessment of the financial and other information put before the Board for approval.

The Board is also responsible for the integrity of financial information and the effectiveness of the group's systems of internal control and risk management processes.

# Corporate Governance

The Directors acknowledge their responsibility for preparing the accounts of Swire Pacific. This responsibility extends to both the annual and interim reports.

Responsibility for delivering Swire Pacific's objectives and running the business on a day-to-day basis is delegated to divisional Advisory Boards and divisional management who have been given clear guidelines and directions as to their powers and, in particular, the circumstances under which they should report back to the Board and obtain prior approval from the Board before making any commitments on behalf of Swire Pacific.

**Internal Controls**

The Board acknowledges its responsibility for maintaining and reviewing the effectiveness of the group's system of internal controls. Swire Pacific's internal control systems are designed to meet the particular needs of the business and play a key role in the management of the risks that are significant to the fulfilment of its business objectives.

A sound system of internal control contributes to safeguarding shareholders' investments and Swire Pacific's assets. Since profits are, in part, the reward for successful risk taking in business, the purpose of the internal controls is to help manage and control appropriately, rather than eliminate, the risk to the achievement of business objectives, and they can only provide reasonable, and not absolute, assurance against misstatement or loss.

In accordance with the guidelines published by the Hong Kong Institute of Certified Public Accountants on internal controls, the Board confirms that there is a process for identifying, evaluating, and managing the significant risks to the achievement of the group's strategic objectives. This process is subject to continuous improvement and was in place throughout 2005 and up to the date of approval of the annual report and accounts.

Swire Pacific has a well-established and demonstrable risk management structure, and its effectiveness is reviewed annually by the Audit Committee on behalf of the Board. This incorporates risk management, internal control procedures and disclosure controls and procedures. Swire Pacific's risk management procedures cover financial, operational, and legal and regulatory matters. There were no significant control failings during the financial year and up to the date of the financial statements.

The Board has established a clear organisational structure, including the delegation of appropriate responsibilities. Swire Pacific's control framework is supported by a Code of Conduct, a revised version of which is currently under consideration by the Board and is expected to be published in 2006. This Code of Conduct sets standards of integrity and professionalism for the Company's operations worldwide, through a Control Self Assessment process.

The Board has overall responsibility for establishing key procedures designed to achieve systems of internal control and disclosure control and for reviewing and evaluating their effectiveness. The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of risk control rests with the Senior Management of each business unit.

The Control Self Assessment process requires the Senior Management in each material business unit to assess the effectiveness of controls over the reliability of financial reporting, the effectiveness and efficiency of operations and compliance with applicable laws and regulations.

The Group Risk Management Committee reviews, on an ongoing basis, the risks faced by the group and the related internal control arrangements and provides written reports to the group audit committee.

In 2005, Swire Pacific embarked on an Enterprise Risk Management Project using the services of a third-party agency to standardise the assessment of the major risks facing its business units. This process is being undertaken at the operating unit level, and will form the basis of the divisional, and group-wide risk registers.

Senior Management of the operating units are responsible for updating their individual risk registers annually and ensuring that the necessary risk management processes are in place.

## Assessing the Effectiveness of Internal Controls

On behalf of the Board, the Audit Committee examines the effectiveness of the Group's:

- assessment of risk, by reviewing evidence of risk assessment activity and internal audit reports on the processes undertaken; and
- systems of internal control, including the reliability of financial reporting, effectiveness and efficiency of operations, and compliance with applicable laws and regulations. This is achieved primarily through approving the internal audit plan and reviewing the findings of internal audit work, in addition to reviewing the annual and interim financial statements, and the nature, scope, and reports of the external auditor.

In particular, the Audit Committee's annual review considers:

- the changes in the nature and extent of significant risks since the previous review and Swire Pacific's ability to respond to changes in its business and external environment;
- the scope and quality of management's ongoing monitoring of risks and of the system of internal control, the work of its internal audit function, and the assurances provided by the Group Finance Director;
- the extent and frequency with which the results of monitoring are communicated, enabling the Committee to build up a cumulative assessment of the state of control in the company and the effectiveness with which risk is being managed;
- the incidence of any significant control failings or weaknesses that have been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the company's financial performance or condition; and
- the effectiveness of the company's processes in relation to financial reporting and statutory and regulatory compliance.

The processes used by the Audit Committee to review the effectiveness of the system of internal control includes:

- discussions with management on areas of risk identified by management and/or in the audit process;
- the review of internal and external audit plans;
- the review of significant issues arising from internal and external reports;
- the review of significant risks reported by the Group Internal Audit Department in conjunction with the Group Risk Manager; and
- the review of the results of the group-wide Control Self Assessment exercise.

## Internal Audit

The Group Internal Audit Department, staffed by 11 qualified professionals, conducts audits of Swire Pacific, its subsidiaries and associates, typically over a three-year cycle. The frequency of each audit is determined by the Department's own risk assessment which is carried out annually. The audits are designed to provide the Board with reasonable assurance that the internal control systems of Swire Pacific are effective, and that the risks associated with the achievement of business objectives are being managed properly.

The annual work plan, manning levels and qualifications of the Department's staff are discussed and agreed with the Audit Committee. In addition to its agreed schedule of work, the department conducts other projects and investigative work as may be required. The Department works closely with the Group Risk Manager.

The Department's primary reporting line is to the Chairman of the Board. There is also open access to the Chairman of the Audit Committee. Copies of Internal Audit reports are sent to the Chairman, the Group Finance Director, and the external auditors. The results of each review are also discussed with the Audit Committee.

Any significant internal audit findings or identified risks are closely examined so that appropriate action can be taken. Management is called upon to present action plans which are agreed in response to the Department's recommendations and these are followed up to ensure that satisfactory control is maintained.

# Corporate Governance

In 2005, to assist in assessing the effectiveness of the group's internal controls, the Group Internal Audit Department produced Control Self-Assessment checklists for the business units to complete as a basis for the group-wide Control Self Assessment exercise. The Control Self Assessment process will be carried out annually, the first such assessment took place at the end of 2005. The results obtained from the individual business units are fed into a Divisional Assessment, which, in turn, forms the basis of the Group Assessment.

The Group Internal Audit Department reviews the results of this exercise and the process by which the operating companies and divisions determine their overall degree of internal control. The results of this review and the Control Self Assessment exercise are reported to the Audit Committee for onward communication to the Board.

## Audit Committee

The Audit Committee assists the Board in discharging its responsibilities for corporate governance, financial reporting, and corporate control. The Committee consists of three Non-Executive Directors, identified in the table on page 62, two of whom are independent and one of whom, C K M Kwok, chairs the Committee. All the members served for the whole of 2005. The Company Secretary acts as Secretary.

Full minutes of Audit Committee meetings are kept and draft and final versions are sent to members for their comment and record within reasonable time after the relevant meeting.

Regular attendees at the Audit Committee meetings are the Group Finance Director, Head of Internal Audit, and the external auditors. The Committee meets regularly with the external auditors without the presence of company management.

The terms of reference of the Audit Committee follow the guidelines set out by the Hong Kong Institute of Certified Public Accountants, and comply with the CG Code. The current terms of reference are available on the Swire Pacific website.

The Audit Committee met four times in 2005. Each meeting receives written reports from the external and internal auditors, which deal with matters of significance arising from the work conducted since the previous meeting. The work of the Committee during 2005 included consideration of the following matters:

- the completeness and accuracy of the 2004 annual and 2005 interim financial statements;
- recommendations to the Board, for the approval by shareholders, of the reappointment of PricewaterhouseCoopers as the external auditors and approval of the 2005 audit plan and the auditors' remuneration;
- approval of the annual internal audit programme, review of the progress against the programme and discussion of matters arising;
- Swire Pacific's policy regarding connected party transactions and the nature of such transactions;
- reviewing the Company's compliance with regulatory and statutory requirements;
- Swire Pacific's risk management processes;
- developments in accounting standards and Swire Pacific's response, including preparation for adoption of Hong Kong Financial Reporting Standards;
- major accounting issues;
- monitoring non-audit services, principally tax advisory services, undertaken by the auditors such that the auditors' independence and objectivity would not be compromised;
- review of the Company's internal controls and risk management systems; and
- review of the Company's Code of Conduct in light of the CG Code.

The Audit Committee assesses the independence of the external auditors during the year through a series of questions and the external auditors also formally communicate to the Audit Committee their business relationship with Swire Pacific both in Hong Kong and overseas and any other independence matters.

An analysis of the fees paid to PricewaterhouseCoopers showing the split between audit work and non-audit work is given in note 6 to the accounts on page 95.

## Group Risk Management Committee

The group maintains a Risk Management Committee which coordinates the proper application of operational risk management procedures throughout the group.

The Committee focuses on business, safety, security and reputational risks. Financial risk management and the coordination of group policy on environmental issues are outside its scope.

This Committee is chaired by the Group Finance Director and includes senior representatives from each division as well as the Staff Director and the Head of Internal Audit. The Committee reports to the Swire Pacific Audit Committee on a regular basis.

Two specialist sub-committees focus on insurance matters and loss prevention initiatives. The insurance sub-committee is chaired by the Group Finance Director and it reviews and approves the group's general insurance programmes. The loss prevention sub-committee is chaired by the Head of Corporate Safety, Cathay Pacific Airways Limited and its main focus is to promote effective loss prevention through the sharing of divisional best practices and regular reviews of the root causes of losses. This sub-committee also oversees risk surveys conducted by third parties and closely monitors the implementation of risk mitigation recommendations derived from such surveys. Both sub-committees work closely with the group's risk management consultants and with the group's lead insurers and reinsurers.

In 2005, the Group Risk Management Committee and its sub-committees met a total of seven times.

## Objectives

The Committee's aim is continually to strengthen the risk management culture throughout the group, by overseeing the development of risk management processes, identifying divisional best practices, drawing up group guidelines, monitoring divisional performance, promoting education and using group leverage to reduce the overall cost of risk.

During 2005, the Committee's work included:

- commencement of an Enterprise Risk Management project, the first stage of which is to produce updated risk registers which summarise the major risks faced by the group;
- arranging 42 risk surveys at various locations in Hong Kong, Taiwan, Mainland China and the United States, with a focus on key operational risk exposures including employee safety, property, general liability, motor, security and legal risk management;
- consolidating insurance procurement for Mainland China-based operating companies resulting in reduced costs and enhanced insurance coverage;
- expanded participation in pooling structures to leverage the group's procurement of employee benefits insurance with the result that most Hong Kong-based group companies now participate in the same scheme;
- increased use of Spaciom Limited, the group's insurance captive, in terms of lines of insurance written, the level of risk retained and the number of group companies taking up coverage offered;
- holding roadshow presentations and individual meetings with insurers and reinsurers to demonstrate the group's commitment to risk management and to highlight the risk management processes already in place in each division; and
- development of business continuity planning guidelines for infectious diseases and pandemics as part of its preparations to reduce the potential impact of an avian flu pandemic on the group's activities.

## Delegation by the Board

The Board is accountable to shareholders for the strategic development of the group with the goal of maximising long-term shareholder value, while balancing broader stakeholder interests.

The Board reviews the performance of the operating divisions against their agreed budgets and targets on a regular basis and also exercises a number of reserved powers which include:

- formulation of long-term strategy;
- approving significant changes in accounting policy, or capital structure;
- approving public announcements including financial statements;

- committing to major acquisitions, disposals and major capital projects;
- approving material borrowings and any issuing, or buying back, of equity securities;
- setting group remuneration policy;
- agreeing the annual budget;
- setting the dividend policy;
- formulating the risk management strategy; and
- approving treasury policy.

## Communication with Shareholders

Swire Pacific is committed to fair disclosure and comprehensive, transparent reporting. The Chairman is ultimately responsible for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders. The Chairman therefore makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board's primary contact with major shareholders is through the Group Finance Director.

As part of a regular programme of investor relations, senior executives hold briefings and attend conferences with institutional investors and financial analysts to engage in two-way communications on Swire Pacific's performance and objectives. Archived webcasts and copies of presentation materials from such briefings are made available to investors and the public through the corporate website, which also contains a wide range of additional information on the group's business activities. Webcasts of the meetings announcing the interim and final results are available on Swire Pacific's website.

In 2005, the Group Finance Director held 56 meetings with analysts and investors in Hong Kong, conducted two analyst briefings, two investor group briefings, two overseas roadshows, spoke at three investor conferences and was interviewed by Bloomberg and CNBC on three occasions.

Communication with shareholders is a high priority. Printed copies of the Annual and Interim Reports are sent to all shareholders. The most recent annual general meeting was held on 12th May 2005 at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong.

The meeting was open to all shareholders and members of the press and was attended by 60 shareholders personally present or by proxy. The following Directors also attended:

**Executive Directors**
D M Turnbull (Chairman of the Board in 2005)
M Cubbon
D Ho
K G Kerr

**Non-Executive Director**
P A Johansen (Chairman, Remuneration Committee)

**Independent Non-Executive Directors**
C K M Kwok (Chairman, Audit Committee)
C Lee
M C C Sze
M M T Yang

At the annual general meeting, separate resolutions were proposed for each issue and were voted on by poll. In addition to the ordinary business of receiving the report of the Directors and the audited accounts for the year ended 31st December 2004, declaring final dividends, re-electing Directors, re-appointing auditors and authorising the Directors to fix their remuneration, the meeting approved, as special business, an ordinary resolution giving Directors a general mandate to make on-market share repurchases. A further ordinary resolution was passed to give Directors a general mandate to allot and issue shares up to 20% of the then issued share capital, provided that the aggregate nominal amount of the shares of any class so allotted wholly for cash shall not exceed 5% of the aggregate nominal amount of the share class then in issue. Minutes of the meeting together with voting results are available on Swire Pacific's website, www.swirepacific.com.

Key shareholder dates for 2006 are set out on the last page of this report and on the Company's website.

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital is held by the public at all times.

# Directors and Officers

## Executive Directors

* **Pratt, Christopher Dale, CBE**, aged 49, has been Director and Chairman of the Company since February 2006. He is also Chairman of Cathay Pacific Airways Limited and John Swire & Sons (H.K.) Limited, and a Director of Swire Properties Limited. He joined the Swire group in 1978 and has worked with the group in Hong Kong, Australia and Papua New Guinea.

* **Chen, Nan Lok Philip, SBS**, aged 50, has been a Director of the Company since May 2005 with responsibility for the Aviation Division. He is also the Chief Executive and Director of Cathay Pacific Airways Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked with the group in Mainland China and the Asia Pacific region.

* **Cubbon, Martin**, aged 48, has been a Director of the Company since September 1998 with responsibility for Group Finance. He is also a Director of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1986.

* **Ho, Cho Ying Davy**, aged 58, has been a Director of the Company since March 1997. He is Chairman of the group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He is also a Director of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan.

* **Kerr, Keith Graham**, aged 53, has been a Director of the Company with responsibility for the Property Division since January 1991. He joined Swire Properties Limited in 1975 and was appointed Managing Director in February 1989 and Chairman in January 2005.

## Non-Executive Directors

**Baroness Dunn, Lydia Selina, DBE**, aged 66, has been a Director of the Company since February 1981 and until January 1996 had responsibility for the Trading Division. She is also a Director of John Swire & Sons Limited and is Deputy Chairman of HSBC Holdings plc. She joined the Swire group in 1963.

**Hughes-Hallett, James Wyndham John, SBS**, aged 56, has been a Director of the Company since January 1994 and was appointed Deputy Chairman in March 1998 and Chairman in June 1999. He stepped down as Chairman in December 2004 to become Chairman of John Swire & Sons Limited. He is also a Director of Cathay Pacific Airways Limited, Swire Properties Limited and HSBC Holdings plc. He joined the Swire group in 1976 and has worked with the group in Hong Kong, Taiwan, Japan and Australia.

+# **Johansen, Peter André**, aged 63, has been a Director of the Company since January 1983 and was Finance Director until April 1997. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited.

**Swire, Sir Adrian Christopher**, aged 74, was Chairman of John Swire & Sons Limited until December 2004 and is now Honorary President of that company. He joined the Swire group in 1956 and has been a Director of the Company since October 1978.

# Directors and Officers

## Independent Non-Executive Directors

**Cheng, Hoi Chuen Vincent, GBS**, aged 57, has been a Director of the Company since May 2005. He is also Chairman of The Hongkong and Shanghai Banking Corporation Limited and an Independent Non-Executive Director of Great Eagle Holdings Limited and Vice President of the Hong Kong Institute of Bankers.

+# **Kwok, King Man Clement**, aged 46, has been a Director of the Company since September 2002. He is also Managing Director and Chief Executive Officer of The Hongkong and Shanghai Hotels, Limited. He also serves on the Takeovers and Mergers Panel in Hong Kong.

+# **Lee, Chien**, aged 52, has been a Director of the Company since January 1993. He is also a Director of Hysan Development Company Limited.

**Sze, Cho Cheung Michael, GBS**, aged 60, has been a Director of the Company since November 2004. He was a former Executive Director of the Hong Kong Trade Development Council, a position he held for eight years prior to his retirement on 1st May 2004. Before that, he worked for 25 years in various capacities in the Hong Kong Government. He is also a Non-Executive Director of Lee Kum Kee Co., Ltd.

**Yang, Mun Tak Marjorie**, aged 53, has been a Director of the Company since October 2002. She is also Chairman and Chief Executive Officer of Esquel Group, and a Director of The Hongkong and Shanghai Banking Corporation Limited. She sits on various advisory boards of educational institutions including Massachusetts Institute of Technology, Harvard Business School, Hong Kong University of Science and Technology and Tsinghua School of Economics and Management.

## Executive Officer

* **Slosar, John Robert,** aged 49, has been the Managing Director of the Beverages Division since July 1998. He joined the Swire group in 1980 and has worked with the group in Hong Kong, the United States and Thailand.

## Secretary

**Fu, Yat Hung David**, aged 42, has been Company Secretary since January 2006. He joined the Swire group in 1988.

**Notes:**
* These Directors are also Directors of John Swire & Sons (H.K.) Limited
\+ These Directors are members of the Audit Committee
\# These Directors are members of the Remuneration Committee

All the Directors and Executive Officer, apart from the Independent Non-Executive Directors, are employees of the John Swire & Sons Limited group.

# Directors' Report

The Directors submit their report together with the audited accounts for the year ended 31st December 2005, which are set out on pages 79 to 148.

## Principal activities

The principal activity of the Company is investment holding and the principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 142 to 148. An analysis of the group's performance for the year by business and geographical segments is set out in note 7 to the accounts.

## Dividends

The Directors recommend the payment of final dividends for 2005 of HK¢146.0 per 'A' share and HK¢29.2 per 'B' share which, together with the interim dividends paid on 4th October 2005 of HK¢60 per 'A' share and HK¢12 per 'B' share, make total dividends for the year of HK¢206.0 per 'A' share and HK¢41.2 per 'B' share: an increase of 3.0% over those for 2004. This represents a total distribution for the year of HK$3,154 million. Subject to the approval of the 2005 final dividends by the shareholders at the annual general meeting on 11th May 2006, it is expected that those dividends will be paid on 5th June 2006 to shareholders registered on 11th May 2006. The share registers will be closed from 8th May 2006 to 11th May 2006, both dates inclusive.

## Reserves

Movements in the reserves of the group and the Company during the year are set out in note 35 to the accounts.

## Accounting policies

The principal accounting policies of the group are set out on pages 132 to 141.

## Donations

During the year, the Company and its subsidiaries made donations for charitable purposes of HK$17 million and donations towards various scholarships of HK$3 million.

## Fixed assets

Details of movements in fixed assets are shown in notes 15 and 16 to the accounts. An analysis of capital expenditure by division is shown in note 7 to the accounts.

The annual valuation of the group's investment property portfolio, whether complete or in the course of development, was carried out by professionally qualified external valuers on the basis of open market value at 31st December 2005. The valuations have been recorded in the accounts of the individual companies concerned and an overall increase of HK$11,887 million in the fair values of these properties is included in the profit and loss account.

A schedule of the principal properties of the Company and its subsidiary, jointly controlled and associated companies is given on pages 151 to 159.

# Directors' Report

## Bank and other borrowings

The bank loans and overdrafts, other borrowings, Perpetual Capital Securities and Medium Term Notes of the Company and its subsidiary companies are shown in notes 30 and 31 to the accounts.

## Interest

A statement of the amount of interest capitalised by the Company and its subsidiaries is included in note 10 to the accounts.

## Financial summary

A ten-year financial summary of the results and of the assets and liabilities of the group is shown on page 3.

## Major customers and suppliers

During the year, less than 30% of the group's sales and 30% of the group's purchases were attributable to the group's five largest customers and suppliers respectively.

## Agreements for services

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK"), a wholly-owned subsidiary of John Swire & Sons Limited ("Swire"), provided to the Company and some of its subsidiary and associated companies advice and expertise of the directors and senior officers of the Swire group, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The fees for each year were payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimbursed the Swire group for all expenses incurred in the provision of the services at cost.

The Agreements took effect from 1st January 2005 and will terminate on 31st December 2007. However they are renewable for successive periods of three years thereafter unless either party to them gives to the other notice of termination of not less than three months expiring on any 31st December.

The Swire group owns approximately 30.00% of the issued capital of the Company and approximately 53.07% of its voting rights and JSSHK, a wholly-owned subsidiary of Swire, is therefore a connected person of the Company under the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions under the Agreements are continuing connected transactions, in respect of which an announcement dated 1st December 2004 was published.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2005 are given in note 39 to the accounts.

As directors and employees of the Swire group, C D Pratt, J W J Hughes-Hallett, M Cubbon, D Ho and K G Kerr are interested in the Agreements. D M Turnbull was similarly interested. Sir Adrian Swire is interested as a shareholder of Swire. Baroness Dunn and P A Johansen are also interested in these agreements as shareholders, directors and employees of Swire.

The Independent Non-Executive Directors, who are not interested in any connected transaction with the Swire group, have reviewed and confirmed that the continuing connected transactions as set out above have been entered into by the Swire group on normal commercial terms, that their terms are fair and reasonable and in the interests of the Company and its shareholders as a whole and that entry into the Agreements is in the ordinary and usual course of the Company's business.

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that these transactions have been approved by the Board of the Company and have been entered into in accordance with the relevant agreements governing the transactions; and that they have not exceeded the relevant annual caps disclosed in previous announcements.

## Connected transactions

A Heads of Agreement dated 25th November 2005 and a Formal Agreement dated 20th December 2005 were entered into amongst two subsidiaries of the Company, Swire Properties Limited ("Swire Properties") and Charming Grace Limited ("Developer"), and two subsidiaries of China Motor Bus Company Limited ("CMB"), Island Communication Enterprises Limited ("ICE") and Forever Vitality Limited ("Owner"). Pursuant to these agreements, Owner appointed Developer to develop and subsequently sell the units in a development ("the Development") to be constructed on certain land in Java Road, North Point with a total gross floor area for private residential use not exceeding 16,866.60 square metres, together with carparking spaces to be provided at a certain specified rate.

Owner shall reimburse to Developer all fees, costs and expenses ("Project Costs") incurred by Developer in connection with the Development and the sale of the units in the Development provided that the reimbursement shall only be made out of that portion of the sales proceeds from the sale of units in the Development which shall be in excess of HK$568.30 million ("Available Sales Proceeds"). Only one-half of Available Sales Proceeds may be applied for reimbursement of Project Costs until such time when the cumulative Available Sales Proceeds reaches HK$543.40 million. Thereafter, the whole of the excess may be applied for reimbursement of Project Costs. The total reimbursement shall not exceed the Project Costs which are estimated not to exceed HK$299 million.

In addition, Developer shall be paid a fee based on the higher of (i) a 25% share of the amount by which the proceeds from the sale of units in the Development exceed the aggregate of Owner's land cost of HK$840 million and Project Costs (such excess being the "Remaining Amount") and (ii) HK$55 million, unless the Remaining Amount shall be less than HK$55 million, in which case Developer's fee shall be the entirety of the Remaining Amount.

Developer will also be entitled to appoint a wholly-owned subsidiary of Swire Properties to act as project manager at a fee not exceeding 1% of the total construction costs, and as sales agent at a fee not exceeding 0.5% of the sale consideration. The fees paid to the project manager and the sales agent form part of the Project Costs.

As ICE, a wholly-owned subsidiary of CMB, holds a 40% interest in Swire and Island Communication Developments Limited, a subsidiary owned 60% by Swire Properties, CMB is a connected person of the Company and the transaction under the Heads of Agreement and the Formal Agreement constituted a connected transaction for the Company under the Listing Rules, in respect of which an announcement dated 27th September 2005 was published by the Company.

## Connected and discloseable transaction

The Company, Swire Properties, CITIC Pacific Limited ("CITIC Pacific") and Newmarket Holdings Limited ("Newmarket") entered into a sale and purchase agreement on 20th January 2006 for the acquisition ("Acquisition") by Swire Properties of CITIC Pacific group's entire 50% interest in the Festival Walk shopping and commercial complex located at Kowloon Tong, Hong Kong for a cash consideration of HK$6,123 million at completion. Swire Properties is a wholly-owned subsidiary of the Company and is the owner of the remaining 50% interest in Festival Walk.

The CITIC Pacific group's entire 50% interest in Festival Walk was represented by one ordinary share in the issued share capital of Supreme Luck Investments Ltd. ("Supreme Luck"), and a shareholder's loan in the amount of HK$3,252 million from CITIC Pacific to Supreme Luck. Supreme Luck was an indirect wholly-owned subsidiary of CITIC Pacific and held a 50% equity interest in Festival Walk Holdings Limited, which was a company owned as to 50% by Swire Properties and 50% by Supreme Luck and is the owner of Festival Walk. Newmarket was a wholly-owned subsidiary of CITIC Pacific and held 100% of the issued share capital in Supreme Luck.

CITIC Pacific is a substantial shareholder of a subsidiary of Swire Pacific. Newmarket is a wholly-owned subsidiary of CITIC Pacific. CITIC Pacific and Newmarket are therefore connected persons of Swire Pacific.

The acquisition was a connected and discloseable transaction in respect of which an announcement dated 20th January 2006 was published and a circular dated 13th February 2006 was sent to shareholders. The acquisition was completed on 3rd March 2006 and Swire Properties' interest in Festival Walk has increased from 50% to 100%.

## Share capital

During the year under review and up to the date of this report, the group did not purchase, sell or redeem any of its shares, and has not adopted any share option scheme.

## Directors

Of the present Directors of the Company whose names are listed on pages 63 and 64, V H C Cheng was elected as an Independent Non-Executive Director at the 2005 annual general meeting held on 12th May 2005, P N L Chen was appointed as an Executive Director on 13th May 2005 and C D Pratt was appointed an Executive Director and Chairman of the Board on 1st February 2006. All the remaining Directors served throughout the calendar year 2005 and still hold office at the date of this report. K G Kerr served as Alternate Director to Sir Adrian Swire during the year. In addition, D M Turnbull served as an Executive Director and Chairman of the Board and Alternate Director to Baroness Dunn during the year until his resignation with effect from 1st February 2006. D G Eldon served as an Independent Non-Executive Director until his resignation with effect from 11th May 2005.

The Company has received from each of its Independent Non-Executive Directors listed on page 64 confirmation of his/her independence pursuant to Listing Rule 3.13 and considers all of them to be independent.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, J W J Hughes-Hallett, D Ho, K G Kerr, C K M Kwok, M M T Yang, retire this year and being eligible offer themselves for re-election.

C D Pratt and P N L Chen having been appointed to the Board under Article 91 since the last annual general meeting, also retire and offer themselves for election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Directors' fees paid to the Independent Non-Executive Directors during the year totalled HK$1,400,000; they received no other emoluments from the Company or any of its subsidiaries.

## Corporate governance

The Company has complied throughout the year with all the code provisions and most of the recommended best practices in the Code on Corporate Governance Practices as set out in the Listing Rules.

## Directors' interests

At 31st December 2005, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of the Company and its associated corporations (within the meaning of Part XV of the SFO), Cathay Pacific Airways Limited and John Swire & Sons Limited:

| | Capacity | | | | | |
|---|---|---|---|---|---|---|
| | Beneficial interest | | | | | |
| | Personal | Family | Trust interest | Total no. of shares | Percentage of issued capital (%) | Note |
| **Swire Pacific Limited** | | | | | | |
| **'A' shares** | | | | | | |
| P A Johansen | 10,000 | – | 1,500 | 11,500 | 0.0012 | 1 |
| Sir Adrian Swire | – | – | 794,473 | 794,473 | 0.0854 | 2 |
| D M Turnbull | 1,266 | – | – | 1,266 | 0.0001 | – |
| P N L Chen | – | 2,000 | – | 2,000 | 0.0002 | – |
| **'B' shares** | | | | | | |
| D Ho | 100,000 | – | – | 100,000 | 0.0033 | – |
| P A Johansen | – | – | 200,000 | 200,000 | 0.0067 | 1 |
| C Lee | 750,000 | – | 21,405,000 | 22,155,000 | 0.7376 | 1 |
| Sir Adrian Swire | 4,813,169 | – | 15,741,913 | 20,555,082 | 0.6844 | 2 |
| P N L Chen | 65,000 | 10,142 | – | 75,142 | 0.0025 | – |

| John Swire & Sons Limited | Capacity: Beneficial interest: Personal | Capacity: Beneficial interest: Family | Capacity: Trust interest | Total no. of shares | Percentage of issued capital (%) | Note |
|---|---|---|---|---|---|---|
| **Ordinary Shares of £1** | | | | | | |
| Baroness Dunn | 8,000 | – | – | 8,000 | 0.01 | 3 |
| P A Johansen | 8,000 | – | – | 8,000 | 0.01 | 3 |
| Sir Adrian Swire | 2,142,152 | 2,815,062 | 24,715,975 | 29,673,189 | 29.67 | 4 |
| **8% Cum. Preference Shares of £1** | | | | | | |
| Baroness Dunn | 2,400 | – | – | 2,400 | 0.01 | 3 |
| Sir Adrian Swire | 1,186,758 | 843,411 | 7,332,727 | 9,362,896 | 31.21 | 4 |

| Cathay Pacific Airways Limited | Beneficial interest (personal) | Percentage of issued capital (%) |
|---|---|---|
| **Ordinary Shares** | | |
| P N L Chen | 9,000 | 0.00027 |

Notes:
1. All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.
2. All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.
3. Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.
4. Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest", has any beneficial interest in those shares.

   Included in the personal beneficial interest of Sir Adrian Swire are 14,426 Ordinary Shares and 2,453 Preference Shares held by other shareholders, including those referred to in Note 3, in which he has a residual beneficial interest.

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company or any of its associated corporations was a party which was of significance and in which the Director's interest was material.

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

## Directors' interests in competing business

None of the Directors and their respective associates has any competing interests which need to be disclosed pursuant to Rule 8.10 of the Listing Rules.

## Substantial shareholders' and other interests

The register of substantial shareholders maintained under Section 336 of the SFO shows the following interests in the Company's shares as at 31st December 2005:

| | 'A' shares | Percentage of issued capital (%) | 'B' shares | Percentage of issued capital (%) | Note |
|---|---|---|---|---|---|
| **Substantial Shareholders** | | | | | |
| John Swire & Sons Limited | 47,235,458 | 5.08 | 2,012,783,265 | 67.01 | 1 |
| Franklin Resources, Inc. | 103,228,390 | 11.10 | – | – | 2 |
| J.P. Morgan Chase & Company | 121,409,494 | 13.05 | – | – | 3 |
| **Other Shareholders** | | | | | |
| Aberdeen Asset Management plc | – | – | 210,522,900 | 7.01 | 4 |
| Capital Group Companies Inc. | 65,604,421 | 7.05 | – | – | 5 |

**Notes:**

1. The shares are held in the capacity of beneficial owner.
2. This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given. A subsequent notification has been received from Templeton Global Advisors Ltd, which is a 100% owned subsidiary of Franklin Resources, Inc., declaring its interest in 55,761,220 'A' shares (representing 5.99% of the issued capital), held in the capacity of investment manager.
3. The shares held by J.P. Morgan Chase & Company are held in the following capacities:

| Capacity | No. of shares |
|---|---|
| Beneficial Owner | 4,709,726 |
| Investment Manager | 59,230,314 |
| Custodian Corporation/Lending Agent | 57,469,454 |

4. Aberdeen Asset Management plc is interested in these shares in its capacity as investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management plc are interested.
5. These shares are held in the capacity of investment manager.

The Company had not been notified of any short positions in the shares of the Company as at 31st December 2005.

At 31st December 2005, the Swire group owned directly or indirectly interests in shares of the Company representing 30.00% of the issued capital and 53.07% of the voting rights.

## Public float

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital are held by the public at all times during the period under review.

## Auditors

PricewaterhouseCoopers retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

**Christopher D Pratt**
Chairman
Hong Kong, 9th March 2006

# Corporate Social Responsibility

During 2005, Swire Pacific introduced some important new corporate social responsibility (CSR) initiatives. While maintaining our long-term charitable and community commitments and making every effort to improve on our environmental performance, we also launched an internal programme designed to further staff engagement with CSR issues, and to demonstrate to staff, shareholders and the wider community that Swire Pacific is genuinely committed to being a responsible corporate citizen. The programme consisted of four workshops and a group-wide staff survey, and culminated in the formalisation of a set of key Swire CSR principles. In parallel, a major project was undertaken to strengthen future reporting efforts on environment, health and safety (EHS) issues within our diversified organisation.

## Our Internal CSR Programme

The initial three workshops, which involved top management staff from companies around the Swire Pacific group, prioritised issues for future action. Priorities varied between the different companies, but those identified included the environment, health and safety, employee engagement and human resource management, community involvement and investment, supply chain management, corporate governance and stakeholder dialogue.

The fourth full-day workshop was targeted at management and staff who have a more direct involvement in the implementation of CSR initiatives within the different companies. The aim was to examine practical ways to put the priorities identified into practice.

A questionnaire-based survey meanwhile sought to find out what Swire staff think about our current environmental and social initiatives, and what they believe we should do about CSR issues in the future. The bi-lingual questionnaire was posted on Swire Pacific's Intranet and was also made available in hard copy format. More than 4,500 staff from 14 Hong Kong-based companies in the Swire Pacific group responded anonymously to the survey - a 17% response rate, which was very encouraging.

The survey clearly underlined the group's policy of engaging staff in identifying how best to build on our CSR achievements. It revealed a significant level of satisfaction among staff regarding their employment conditions and remuneration packages. It also identified considerable enthusiasm for CSR within Swire. Many staff believe that Swire and/or Cathay Pacific are among Hong Kong's leading companies in terms of CSR.

Our staff perceive Swire as environmentally and socially responsible, ethical, and generous in terms of its record of giving to charitable causes. Most staff are happy with their work, feel valued and are satisfied with health and safety arrangements in their workplace. The survey showed that most staff believe the group offers prospects for career enhancement and promotion.

Some sample questions from the survey:

**Swire is responsible in the way that they deal with their staff, the local community and broader societal concerns**



Strongly disagree
Strongly agree
Disagree
Neither agree nor disagree
Agree


Total number of respondents: 4,540
Number of response for this question: 4,531

**Swire is a good employer and treats its staff well**


Strongly disagree
Strongly agree
Disagree
Neither agree nor disagree
Agree

Total number of respondents: 4,540
Number of response for this question: 4,530

**Swire is well managed and seeks to obey the law and adhere to ethical principles**


Strongly disagree
Strongly agree
Disagree
Neither agree nor disagree
Agree

Total number of respondents: 4,540
Number of response for this question: 4,520

**I receive fair compensation and benefits for the job that I do**


Strongly disagree
Strongly agree
Disagree
Neither agree nor disagree
Agree

Total number of respondents: 4,540
Number of response for this question: 4,531

Moreover, they believe it is important to work for a company they respect. Approximately half of the respondents expressed a willingness to support a CSR programme that might involve them volunteering their time for a good cause.

The survey demonstrated that Swire staff believe the group should be working with others, including local governments, on projects to improve the environment and the society in which they live. For our staff, priorities for CSR projects fall into four main areas: environment and conservation, social responsibility, community involvement and staff welfare.

## Our CSR Principles

The internal programme culminated in the formalisation of a set of key principles based on the Swire ethos that has guided our business operations for 130 years. In practice, this means that Swire is committed to delivering quality, and the very highest standards of professionalism, accountability and transparency in everything that we do. This pursuit of operational excellence is the common thread that runs through all Swire companies and it has spawned an unspoken trust between Swire and our wider stakeholders. This trust is evident in the way we honour our corporate social responsibility commitments. The following principles form the cornerstones of Swire's CSR initiatives:

1. We will take the most ethical path in all our business undertakings, honouring our commitments to our customers, staff, shareholders, business partners, suppliers and other stakeholders.

2. We will care for our staff, nurture the communities in which we operate, and make a positive contribution wherever we do business.

3. We recognise the importance of aligning our social responsibilities with our long-term business decisions and objectives.

4. We are committed to engaging our staff and our communities in our CSR initiatives.

In addition to these principles, specific internal guidelines were set down in the areas of business conduct, people, health, safety and the environment, and stakeholders. These guidelines will assist our staff in implementing our ongoing CSR commitments.

## Environment, Health and Safety

### EHS Database

Swire Pacific first published an EHS report in 2003, based on 2002 data from 11 major business units, which together account for approximately two-thirds of group turnover and employee numbers. It was subsequently determined that we needed to define consistent and verifiable performance indicators against which to benchmark individual companies' EHS records and facilitate robust data collection. The group continued to refine these performance indicators in 2004, and in 2005 an external consultant was engaged to assist our Environmental Working Group in this task. Definitions and methodology for the data-collection process were also formalised. The database includes: usage of energy, fuel, water and materials; water quality; waste disposal and recycling; legal compliance; health and safety; and greenhouse gases.

With appropriate software in place, the 11 business units were asked to input 2004 data into the database as a trial run. The system was found to be largely satisfactory and the companies were requested to provide 2005 data in the first quarter of 2006, for the production of an EHS report in 2006.

### EHS Initiatives in 2005

During 2005, the combined efforts of several Swire Pacific businesses were once again successful in terms of improving energy efficiency, and in delivering the additional benefits of reduced greenhouse gas emissions and improved air quality. A number of businesses achieved significant cost savings through improved energy efficiency. Another business unit demonstrated the environmental and commercial benefits of efficient management of clean water, through recovery and re-use systems in all of its Mainland China bottling facilities.

### Managing waste aboard – Cathay Pacific

Reducing the amount of waste generated during passenger flights is a significant challenge for airlines. In 2005, Cathay completed its comprehensive waste management strategy.

A key initiative which came from this was the trial of a new system to sort and separate aluminium cans and small plastic water bottles in-flight. This was a success, and the system will be rolled out on all inbound flights in 2006.

A considerable portion of the 160,000 aluminium cans and 40,000 small water bottles will be recycled on these flights. Efforts to develop guidelines for all outport offices to improve resource use and waste management practices are also made.

### Minimising energy use – Cathay Pacific Catering Services

From refrigerators and washing machines, to steam boilers and stoves, Cathay Pacific Catering Services (CPCS) uses substantial amount of electricity, diesel, water and gas in its operations.

Over the years, much has been done to reduce and optimise energy usage. For instance, motion-controlled escalators and timer-controlled staircase lighting have been initiated.

In 2005, a heat recovery tank was installed into the steam boiler system which can recover excess steam for re-use. Full-year figures are not yet available, but it is expected to save over 25,000 litres of diesel annually.

Another initiative was the installation of anti-ultraviolet window film on windows near its traysetting areas. This reduces heat entering through the windows, so less electricity was required to cool down the area. CPCS estimates daily energy savings of about 52.5 kWh.

## Conserving water – Swire Beverages

Swire Beverages uses substantial amounts of water every day. As part of its on-going efforts to conserve water, the division installed a water conservation system in its Hong Kong bottling plant at Siu Lek Yuen in August this year. This followed the successful deployment of the same system in Swire Beverages' other bottling plants in Mainland China.

The water conservation system stores water discharged from sand and activated carbon filters, which was used during back-washing and forward-washing. Large water tanks are then used to store the water which, after sedimentation, is diverted to other existing water treatment systems.

This initiative, along with others during 2005, allowed Swire Beverages to save over 216,000 tonnes of water, translating to cost savings of close to HK$1.2 million.

## Reducing emissions – Swire Properties

Energy saving and emissions reduction continued to be key areas of focus for Swire Properties in 2005.

In 2003, the division began studying an innovative control strategy for its air-conditioning chiller plant in Festival Walk, as part of longer-term plans to reduce overall electricity consumption.

The project was completed in early 2005 and involved operating an additional pump instead of a chiller which required more energy to run.

The change in control strategy has allowed Swire Properties to reduce electricity consumption by 435,000 kilowatts per year. This meant 260,000 kilogrammes in carbon dioxide emissions were avoided. The project earned the division a Honourable Mention Award by the American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE).

At the beginning of the year, the 11 business units were requested to report annually on their EHS developments. In preparing these reports, the companies were encouraged to adopt the broader GRI Reporting Requirements. Of the 11, six produced environmental reports during the year, four prepared material ready for production, and one company will continue with its current EHS reporting mechanism via its joint venture partner.

## Community Initiatives in 2005

Our focus continues to be in the areas of arts and culture, the environment and education. Our philanthropy committee, chaired by a Board Director, met five times in 2005 to review and administer our charitable activities and the community programmes that receive financial support as well as donations in kind in all the countries where we operate. These include recurrent scholarships, long-term sponsorship commitments, as well as environmental, arts and cultural initiatives. The committee maintains a close association with its major sponsorship projects to ensure they gain maximum long-term benefit from the group's assistance.

Long-term projects in Hong Kong include sponsorship of LEAP (Life Education Activity Programme), a project which has had proven success in teaching young children of the dangers of substance abuse; CELL (Community English Language Lab), a free programme that assists the general public to learn colloquial English in an informal environment, and substantial cash subsidies to the Taikoo Primary School (a school first established by Swire more than 80 years ago) for the strengthening of English and Putonghua skills.

An important new initiative in 2005 was the establishment of the Swire International Young Fellows Programme in conjunction with the prestigious Hong Kong University of Science and Technology (HKUST). Swire Pacific feels that if Hong Kong is to maintain its edge as one of the world's leading business and financial centres, it needs to stay at the forefront of the move towards greater internationalisation. The fellowship programme enables HKUST to admit six overseas students annually as full-time undergraduates on a variety of degree courses in different faculties, with scholarships to cover tuition, accommodation and living expenses in Hong Kong. At the same time, 20 selected local undergraduates will have the opportunity to participate in HKUST's annual overseas exchange programmes, and will receive Swire scholarships to attend leading universities in the US and Europe, for periods ranging from one semester to one year.

Swire was the sole sponsor for classical pianist Rachel Cheung Wai-ming, who made her debut at the 2005 Hong Kong Arts Festival. At 13 years old, she was the youngest performer ever to appear at the Festival.

We also initiated the sponsorship of 20 senior high school students at a school in Yu Yuan, Shaoguan, in Mainland China. A visit was made to the school by staff volunteers to make contact with the students and find out about their family circumstances and their new life at the school, and also to tell them about Swire and our long-time association with China. Some volunteers pledged to go back and help the children with extracurricular activities such as learning first aid and hair-cutting skills, so that they can help others in their villages and learn to give back to society as well as to receive.

## Staff and Human Resources

Swire Pacific employs some 63,500 staff, is an equal opportunity employer and actively consults its staff on a variety of issues. Employees throughout the group are encouraged to join staff associations to facilitate good industrial relations and effective consultation.

Group companies aim to provide competitive employment packages. The group also operates sound retirement benefit schemes that are independent and address the best interests of all staff. During the year, companies in the group once again ran a broad range of development programmes to help staff enhance their skills and contribute to the operational excellence that is integral to the Swire brand.

The Swire Pacific Intranet continues to facilitate communication between employees and senior management. With avian flu remaining a significant potential threat, staff are regularly updated via the Intranet about the latest developments and precautions to be taken. During the year, designated qualified staff coordinated seminars and training programmes that addressed important health and safety issues. Finally, our injury reporting system once again ensured there was a rapid and effective response procedure in place in the event of staff injuries in the workplace. In 2005, there were no work related fatalities within the workforce of any of our subsidiary operations.

## Looking Forward

Swire Pacific's 2005 CSR Programme indicates that we are on the right track. Swire has always taken its CSR commitments very seriously and a responsible and proactive approach to CSR issues is very much a part of the fabric of the organisation. Nevertheless, there are areas in which we can improve our performance.

We have therefore set down the following objectives for 2006:

- Ongoing training and staff development in the area of CSR
- Providing more resources around CSR initiatives
- A strengthened process of stakeholder engagement and dialogue

# Financial Contents

# Auditors' Report

To the shareholders of Swire Pacific Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 79 to 148 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the group as at 31st December 2005 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong, 9th March 2006

# Consolidated Profit and Loss Account

For the year ended 31st December 2005

| | Note | 2005 HK$M | 2004 (restated) HK$M |
|---|---|---|---|
| Turnover | 4 | **18,937** | 18,324 |
| Cost of sales | | **(10,755)** | (10,458) |
| Gross profit | | **8,182** | 7,866 |
| Other income | 5 | **3,264** | 654 |
| Distribution costs | | **(2,250)** | (2,035) |
| Administrative expenses | | **(1,019)** | (981) |
| Other operating expenses | | **(222)** | (253) |
| Change in fair value of investment properties | | **11,887** | 15,730 |
| Operating profit | | **19,842** | 20,981 |
| Finance charges | | **(645)** | (999) |
| Finance income | | **63** | 33 |
| Net finance charges | 10 | **(582)** | (966) |
| Share of profits less losses of jointly controlled companies | | **756** | 995 |
| Share of profits less losses of associated companies | | **2,306** | 2,793 |
| Profit before taxation | | **22,322** | 23,803 |
| Taxation | 11 | **2,688** | 3,481 |
| Profit for the year | | **19,634** | 20,322 |
| Attributable to: | | | |
| The Company's shareholders | 12 | **18,757** | 18,818 |
| Minority interests | | **877** | 1,504 |
| | | **19,634** | 20,322 |
| Dividends | | | |
| Interim – paid | | **919** | 888 |
| Final – proposed | | **2,235** | 2,174 |
| | 13 | **3,154** | 3,062 |
| | | **HK$** | HK$ |
| Earnings per share for profit attributable to the Company's shareholders (basic and diluted) | 14 | | |
| 'A' shares | | **12.25** | 12.29 |
| 'B' shares | | **2.45** | 2.46 |

*The notes on pages 84 to 131 and the principal accounting policies on pages 132 to 141 form part of these accounts.*

# Consolidated Balance Sheet

At 31st December 2005

| | Note | 2005 HK$M | 2004 (restated) HK$M |
|---|---|---|---|
| **ASSETS AND LIABILITIES** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 15 | **6,975** | 6,225 |
| Investment properties | 16 | **86,606** | 74,905 |
| Leasehold land and land use rights | 17 | **822** | 585 |
| Intangible assets | 18 | **44** | 23 |
| Jointly controlled companies | 20 | **3,869** | 4,086 |
| Associated companies | 21 | **19,281** | 18,441 |
| Available-for-sale investments | 22 | **470** | 299 |
| Long-term receivables | | **12** | 14 |
| Derivative financial instruments | 23 | **31** | – |
| Deferred expenditure | | **58** | 28 |
| Deferred tax assets | 32 | **192** | 15 |
| Retirement benefit assets | 33 | **201** | 163 |
| | | **118,561** | 104,784 |
| **Current assets** | | | |
| Properties for sale | 24 | **529** | 874 |
| Stocks and work in progress | 25 | **1,334** | 1,236 |
| Trade and other receivables | 26 | **2,325** | 2,059 |
| Derivative financial instruments | 23 | **18** | – |
| Short-term deposits and bank balances | 27 | **1,891** | 1,500 |
| | | **6,097** | 5,669 |
| **Current liabilities** | | | |
| Trade and other payables | 28 | **4,549** | 4,505 |
| Provisions | 29 | **35** | 2,278 |
| Taxation | | **454** | 223 |
| Derivative financial instruments | 23 | **70** | – |
| Bank overdrafts and short-term loans – unsecured | 31 | **889** | 2,635 |
| Long-term loans and bonds due within one year | 31 | **500** | 11 |
| | | **6,497** | 9,652 |
| **Net current liabilities** | | **(400)** | (3,983) |
| **Total assets less current liabilities** | | **118,161** | 100,801 |
| **Non-current liabilities** | | | |
| Perpetual capital securities | 30 | **4,633** | 4,627 |
| Long-term loans and bonds | 31 | **1,426** | 2,582 |
| Derivative financial instruments | 23 | **26** | – |
| Deferred tax liabilities | 32 | **11,127** | 8,840 |
| Deferred income | | **32** | 52 |
| Retirement benefit liabilities | 33 | **145** | 132 |
| | | **17,389** | 16,233 |
| **NET ASSETS** | | **100,772** | 84,568 |
| **EQUITY** | | | |
| Share capital | 34 | **919** | 919 |
| Reserves | 35 | **93,924** | 77,706 |
| **Equity attributable to the Company's shareholders** | | **94,843** | 78,625 |
| **Minority interests** | 36 | **5,929** | 5,943 |
| **TOTAL EQUITY** | | **100,772** | 84,568 |

**Christopher D Pratt**
**Clement K M Kwok**
Directors
Hong Kong, 9th March 2006

*The notes on pages 84 to 131 and the principal accounting policies on pages 132 to 141 form part of these accounts.*

# Company Balance Sheet

At 31st December 2005

| | Note | 2005 HK$M | 2004 (restated) HK$M |
|---|---|---|---|
| **ASSETS AND LIABILITIES** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 15 | **2** | 4 |
| Investment properties | 16 | **514** | 508 |
| Subsidiary companies | 19 | **14,379** | 10,189 |
| Jointly controlled companies | 20 | **470** | 504 |
| Associated companies | 21 | **1,901** | 2,484 |
| Available-for-sale investments | 22 | **61** | – |
| Long-term receivables | | **1** | 1 |
| Retirement benefit assets | 33 | **95** | 92 |
| | | **17,423** | 13,782 |
| **Current assets** | | | |
| Trade and other receivables | 26 | **129** | 309 |
| Bank balances | | **4** | 3 |
| | | **133** | 312 |
| **Current liabilities** | | | |
| Trade and other payables | 28 | **1,176** | 1,029 |
| Taxation | | **1** | 2 |
| | | **1,177** | 1,031 |
| **Net current liabilities** | | **(1,044)** | (719) |
| **Total assets less current liabilities** | | **16,379** | 13,063 |
| **Non-current liabilities** | | | |
| Deferred tax liabilities | 32 | **75** | 74 |
| **NET ASSETS** | | **16,304** | 12,989 |
| **EQUITY ATTRIBUTABLE TO THE COMPANY'S SHAREHOLDERS** | | | |
| Share capital | 34 | **919** | 919 |
| Reserves | 35 | **15,385** | 12,070 |
| **TOTAL EQUITY** | | **16,304** | 12,989 |

**Christopher D Pratt**
**Clement K M Kwok**
Directors
Hong Kong, 9th March 2006

*The notes on pages 84 to 131 and the principal accounting policies on pages 132 to 141 form part of these accounts.*

# Consolidated Cash Flow Statement

For the year ended 31st December 2005

| | Note | 2005 HK$M | 2004 HK$M |
|---|---|---|---|
| **Operating activities** | | | |
| Cash generated from operations | 40(a) | **5,030** | 6,064 |
| Payment of Taikoo Shing land premium | | **(1,531)** | (2,027) |
| Interest paid | | **(529)** | (713) |
| Interest received | | **63** | 33 |
| Profits tax paid | | **(319)** | (688) |
| | | **2,714** | 2,669 |
| Dividends received from jointly controlled and associated companies | | **2,152** | 2,239 |
| **Net cash from operating activities** | | **4,866** | 4,908 |
| **Investing activities** | | | |
| Purchase of property, plant and equipment | 40(b) | **(1,324)** | (773) |
| Additions of investment properties | | **(489)** | (781) |
| Additions of leasehold land and land use rights | | **(2)** | (345) |
| Proceeds from disposals of property, plant and equipment | | **23** | 165 |
| Proceeds from investment properties disposals | | **508** | 744 |
| Sale of a subsidiary company | 40(c) | **34** | – |
| Purchase of shareholdings in jointly controlled companies | | **(129)** | (8) |
| Loans to jointly controlled companies | | **(135)** | (492) |
| Purchase of shareholdings in associated companies | | **(225)** | (245) |
| Loans to associated companies | | **(3)** | (3) |
| Purchase of intangible assets | | **(31)** | (11) |
| Sale of shareholdings in jointly controlled companies | | **186** | 7 |
| Repayment of loans from jointly controlled companies | | **505** | 1,508 |
| Sale of shareholdings in associated companies | | **2,897** | 36 |
| Repayment of loans from associated companies | | **12** | 12 |
| **Net cash generated from/(used in) investing activities** | | **1,827** | (186) |
| **Net cash inflow before financing** | | **6,693** | 4,722 |
| **Financing activities** | | | |
| Loans drawn and refinancing | | **2,666** | 3,684 |
| Repayment of loans and bonds | | **(4,963)** | (4,500) |
| | 40(d) | **(2,297)** | (816) |
| Capital contribution from minority interests | 40(d) | **–** | 15 |
| Repayment of capital contribution to minority interests | 40(d) | **(314)** | (297) |
| Dividends paid | | | |
| – to shareholders | | **(3,093)** | (2,450) |
| – to minority interests | 40(d) | **(593)** | (99) |
| **Net cash used in financing activities** | | **(6,297)** | (3,647) |
| **Increase in cash and cash equivalents** | | **396** | 1,075 |
| Cash and cash equivalents at 1st January | | **1,486** | 401 |
| Currency adjustment | | **(5)** | 10 |
| **Cash and cash equivalents at 31st December** | | **1,877** | 1,486 |
| **Represented by:** | | | |
| Bank balances and short-term deposits maturing within three months | | **1,891** | 1,500 |
| Bank overdrafts | | **(14)** | (14) |
| | | **1,877** | 1,486 |

*The notes on pages 84 to 131 and the principal accounting policies on pages 132 to 141 form part of these accounts.*

# Consolidated Statement of Changes in Equity

For the year ended 31st December 2005

| | Note | 2005 HK$M | 2004 (restated) HK$M |
|---|---|---|---|
| **At 1st January** | | | |
| – as originally stated | | **86,995** | 67,960 |
| – as previously separately reported as minority interests | | **6,544** | 5,231 |
| – change in accounting standards | 1 | **(8,971)** | (6,051) |
| | | **84,568** | 67,140 |
| Opening adjustment for HKAS 39 | 1 | **(49)** | – |
| – as restated | | **84,519** | 67,140 |
| Exchange differences on cash flow hedges | | | |
| – recognised during the year | | **572** | (449) |
| – deferred tax recognised | | **(83)** | 32 |
| Net fair value gains on available-for-sale investments recognised during the year | | **67** | 76 |
| Exchange differences | | **20** | 64 |
| **Net income/(expense) recognised directly in equity** | | **576** | (277) |
| **Profit for the year** | | **19,634** | 20,322 |
| **Total recognised income for the year** | | **20,210** | 20,045 |
| Exchange differences on cash flow hedges | | | |
| – transferred to profit and loss account | | **124** | 178 |
| – transferred to initial cost of hedged items | | **(81)** | – |
| Goodwill reinstated on disposal of jointly controlled and associated companies | | **–** | 36 |
| Dividends paid | | | |
| – to the Company's shareholders | | **(3,093)** | (2,450) |
| – to minority interests | | **(593)** | (99) |
| Capital contribution from minority interests | | **–** | 15 |
| Repayment of capital contribution to minority interests | | **(314)** | (297) |
| **At 31st December** | | **100,772** | 84,568 |
| **Total recognised income for the year attributable to** | | | |
| – the Company's shareholders | | **19,314** | 18,538 |
| – minority interests | | **896** | 1,507 |
| | | **20,210** | 20,045 |

*The notes on pages 84 to 131 and the principal accounting policies on pages 132 to 141 form part of these accounts.*

# Notes to the Accounts

## 1. Change in accounting standards

In 2005, the group adopted the new/revised standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

| | |
|---|---|
| HKAS 1 | Presentation of Financial Statements |
| HKAS 2 | Inventories |
| HKAS 7 | Cash Flow Statements |
| HKAS 8 | Accounting Policies, Changes in Accounting Estimates and Errors |
| HKAS 10 | Events after the Balance Sheet Date |
| HKAS 16 | Property, Plant and Equipment |
| HKAS 17 | Leases |
| HKAS 21 | The Effects of Changes in Foreign Exchange Rates |
| HKAS 23 | Borrowing Costs |
| HKAS 24 | Related Party Disclosures |
| HKAS 27 | Consolidated and Separate Financial Statements |
| HKAS 28 | Investments in Associates |
| HKAS 31 | Investments in Joint Ventures |
| HKAS 32 | Financial Instruments: Disclosures and Presentation |
| HKAS 33 | Earnings per Share |
| HKAS 36 | Impairment of Assets |
| HKAS 38 | Intangible Assets |
| HKAS 39 | Financial Instruments: Recognition and Measurement |
| HKAS 40 | Investment Property |
| HKAS-Int 2 | The Appropriate Policies for Hotel Properties |
| HKAS-Int 3 | Revenue – Pre-completion Contracts for the Sale of Development Properties |
| HKAS-Int 4 | Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases |
| HKAS-Int 15 | Operating Leases – Incentives |
| HKAS-Int 21 | Income Taxes – Recovery of Revalued Non-Depreciated Assets |
| HKFRS 3 | Business Combinations |
| HKFRS 4 | Insurance Contracts |

(a) Investment properties

Following the adoption of HKAS 40, changes in the fair values of investment properties are included in the profit and loss account. Previously the group had recorded such fair value changes in the property valuation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the profit and loss account. In addition, Hong Kong Accounting Standard Interpretation ("HKAS-Int") 21 now requires the calculation of deferred taxation arising from the revaluation surpluses of investment properties. Such deferred taxation is measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use (i.e. applying profits tax rates).

(b) Leasehold land

The adoption of HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at fair value or cost less accumulated depreciation and accumulated impairment.

(c) Financial assets and liabilities

The adoption of HKAS 32 and HKAS 39 has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurements.

Financial assets are now classified into two categories: loans and receivables and available-for-sale investments. Loans and receivables are carried at amortised cost using the effective interest method whereas previously they were carried at cost. Available-for-sale investments are carried at fair value with any unrealised gains and losses recognised in equity. While there is no change in their measurement basis and the treatment of subsequent fair value changes, available-for-sale investments were previously classified as investment securities.

Borrowings are now recognised initially at fair value, net of transaction costs incurred. They are subsequently stated either at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the profit and loss account over the period of the borrowing using the effective interest method or at fair value through profit and loss. Borrowings were previously carried at cost.

(d) Derivative financial instruments

Following the adoption of HKAS 32 and HKAS 39, derivatives are now initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value, whereas in previous years, derivative financial instruments were not separately recorded in the financial statements. The recognition and measurement of hedging activities (except for certain hedging activities previously accounted for by the Cathay Pacific group) have also been changed as a result of the adoption.

(e) Goodwill

Following the adoption of HKFRS 3, HKAS 36 and HKAS 38, goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested annually for impairment as well as when there is indication of impairment. Any impairment loss recognised during the period is charged to the profit and loss account. In previous years, goodwill was amortised on straight line basis over its estimated useful life. This change in accounting policy has been applied prospectively from 1st January 2005 and amortisation of goodwill ceased on 31st December 2004. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill previously eliminated against reserves, totalling HK$3,274 million as at 1st January 2005, is not reinstated on the balance sheet or included in the calculation of the profit or loss on disposal of subsidiary, jointly controlled and associated companies.

(f) Associated companies

The group no longer accounts for the indirect interest in an associated company through another associated company under HKAS 28.

(g) Other new/revised HKASs

Apart from certain presentational changes with comparatives restated, the adoption of the following new HKFRSs does not have any material effects on the accounts:

(i) HKAS 1 has affected the presentation of minority interests, share of net after-tax results of jointly controlled and associated companies and other disclosures.

(ii) HKAS 21 had no material effect on the group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the group entities have the same functional currency as the presentation currency for respective entity financial statements.

(iii) HKAS 24 has affected the disclosures of related-party transactions.

The adoption of new/revised HKASs 2, 7, 8, 10, 16, 23, 27, 31, 33, HKFRSs 3, 4, HKAS-Ints 2, 3, 4 and 15 did not result in substantial changes to the group's accounting policies.

(h) The effects of the change in accounting standards on the group accounts are summarised below:

(i) Profit and loss account

| | HKAS 40 HK$M | HKAS-Int 21 HK$M | HKAS 17 HK$M | HKAS 32 HK$M | HKAS 39 HK$M | HKFRS 3 and HKAS 38 HK$M | HKAS 28 HK$M | HKAS 1 HK$M | Total HK$M |
|---|---|---|---|---|---|---|---|---|---|
| **Year ended 31st December 2005** | | | | | | | | | |
| Increase in income | 850 | | | | 42 | | | | 892 |
| Increase in cost of sales | (352) | | | | | | | | (352) |
| (Increase)/decrease in expenses | (7) | | | | 37 | | | | 30 |
| Changes in fair value of investment properties | 11,887 | | | | | | | | 11,887 |
| Increase/(decrease) in share of profits less losses of jointly controlled companies | 100 | (5) | | | | | | (135) | (40) |
| Increase/(decrease) in share of profits less losses of associated companies | 23 | (4) | | | 92 | | | (393) | (282) |
| (Increase)/decrease in taxation | | (2,128) | | | (1) | | | 528 | (1,601) |
| (Increase)/decrease in profit attributable to minority interests | (431) | 82 | | | | | | | (349) |
| Increase/(decrease) in profit attributable to the Company's shareholders | 12,070 | (2,055) | – | – | 170 | – | – | – | 10,185 |
| Increase/(decrease) in earnings per share (basic and diluted) HK$ | 7.88 | (1.34) | – | – | 0.11 | – | – | – | 6.65 |

(i) Profit and loss account (continued)

| | HKAS 40 HK$M | HKAS-Int 21 HK$M | HKAS 17 HK$M | HKAS 32 HK$M | HKAS 39 HK$M | HKFRS 3 and HKAS 38 HK$M | HKAS 28 HK$M | HKAS 1 HK$M | Total HK$M |
|---|---|---|---|---|---|---|---|---|---|
| **Year ended 31st December 2004** | | | | | | | | | |
| Increase/(decrease) in income | 500 | | | (6) | | | | | 494 |
| Increase in cost of sales | (408) | | | | | | | | (408) |
| Decrease in expenses | 2 | | | | | | | | 2 |
| Changes in fair value of investment properties | 15,730 | | | | | | | | 15,730 |
| Increase/(decrease) in share of profits less losses of jointly controlled companies | 89 | | | | | | | (149) | (60) |
| Increase/(decrease) in share of profits less losses of associated companies | (36) | 6 | | | | | | (389) | (419) |
| (Increase)/decrease in taxation | | (2,785) | | | | | | 538 | (2,247) |
| (Increase)/decrease in profit attributable to minority interests | (994) | 176 | | | | | | | (818) |
| Increase/(decrease) in profit attributable to the Company's shareholders | 14,883 | (2,603) | – | (6) | – | – | – | – | 12,274 |
| Increase/(decrease) in earnings per share (basic and diluted) HK$ | 9.72 | (1.70) | – | – | – | – | – | – | 8.02 |

(ii) Balance sheet

| | HKAS 40 HK$M | HKAS-Int 21 HK$M | HKAS 17 HK$M | HKAS 32 HK$M | HKAS 39 HK$M | HKFRS 3 and HKAS 38 HK$M | HKAS 28 HK$M | HKAS 1 HK$M | Total HK$M |
|---|---|---|---|---|---|---|---|---|---|
| **As at 31st December 2005** | | | | | | | | | |
| Increase/(decrease) in property, plant and equipment | 40 | | (102) | | | (26) | | | (88) |
| Decrease in investment properties | (1,344) | | | | | | | | (1,344) |
| Increase in leasehold land and land use rights | 720 | | 102 | | | | | | 822 |
| Increase in intangible assets | | | | | | 26 | | | 26 |
| Decrease in deferred expenditure | | | | (27) | | | | | (27) |
| Increase in jointly controlled companies | | | | | 5 | | | | 5 |
| Increase/(decrease) in associated companies | (446) | (41) | | | 46 | | 46 | | (395) |
| Increase in net derivative financial instrument liabilities | | | | | (47) | | | | (47) |
| Increase in trade and other receivables | | | | | 24 | | | | 24 |
| Increase in trade and other payables | | | | (116) | | | | | (116) |
| Increase in perpetual capital securities | | | | (21) | | | | | (21) |
| Decrease in borrowings | | | | 27 | 23 | | | | 50 |
| Increase in deferred tax liabilities | | (9,953) | | | (4) | | | | (9,957) |
| Increase/(decrease) in net assets | (1,030) | (9,994) | – | (137) | 47 | – | 46 | – | (11,068) |
| Increase/(decrease) in opening revenue reserve | 33,682 | (7,397) | – | (21) | (126) | – | 46 | – | 26,184 |
| Increase/(decrease) in profit attributable to the Company's shareholders | 12,070 | (2,055) | | | 170 | | | | 10,185 |
| Increase/(decrease) in ending revenue reserve | 45,752 | (9,452) | – | (21) | 44 | – | 46 | – | 36,369 |
| Decrease in property valuation reserve | (46,757) | | | | | | | | (46,757) |
| Increase in cash flow hedge reserve | | | | | 3 | | | | 3 |
| Decrease in minority interests | (25) | (542) | | (116) | | | | | (683) |
| | (1,030) | (9,994) | – | (137) | 47 | – | 46 | – | (11,068) |

(ii) Balance sheet (continued)

| | HKAS 40 HK$M | HKAS-Int 21 HK$M | HKAS 17 HK$M | HKAS 32 HK$M | HKAS 39 HK$M | HKFRS 3 and HKAS 38 HK$M | HKAS 28 HK$M | HKAS 1 HK$M | Total HK$M |
|---|---|---|---|---|---|---|---|---|---|
| **As at 31st December 2004** | | | | | | | | | |
| Increase/(decrease) in property, plant and equipment | 7 | | (103) | | | (23) | | | (119) |
| Decrease in investment properties | (1,060) | | | | | | | | (1,060) |
| Increase in leasehold land and land use rights | 482 | | 103 | | | | | | 585 |
| Increase in intangible assets | | | | | | 23 | | | 23 |
| Decrease in deferred expenditure | | | | (48) | | | | | (48) |
| Increase/(decrease) in associated companies | (452) | (32) | | | | | 46 | | (438) |
| Increase in trade and other payables | | | | (116) | | | | | (116) |
| Increase in perpetual capital securities | | | | (21) | | | | | (21) |
| Decrease in borrowings | | | | 48 | | | | | 48 |
| Increase in deferred tax liabilities | | (7,825) | | | | | | | (7,825) |
| Increase/(decrease) in net assets | (1,023) | (7,857) | – | (137) | – | – | 46 | – | (8,971) |
| Increase/(decrease) in opening revenue reserve | 18,799 | (4,794) | | (15) | | | 46 | | 14,036 |
| Increase/(decrease) in profit attributable to the Company's shareholders | 14,883 | (2,603) | | (6) | | | | | 12,274 |
| Increase/(decrease) in ending revenue reserve | 33,682 | (7,397) | – | (21) | – | – | 46 | – | 26,310 |
| Decrease in property valuation reserve | (34,680) | | | | | | | | (34,680) |
| Decrease in minority interests | (25) | (460) | | (116) | | | | | (601) |
| | (1,023) | (7,857) | – | (137) | – | – | 46 | – | (8,971) |

(i) All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the group require retrospective application other than:

(i) HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The group applied the previous SSAP 24 "Accounting for investments in securities" to investment securities and also to hedging relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1st January 2005.

(ii) HKAS 36 and 38 and HKFRS 3 – apply prospectively after 1 January 2005.

(j) No early adoption has taken place of the following new Standards or Interpretations that have been issued but are not yet effective. The adoption of such Standards or Interpretations will not result in substantial changes to the group's accounting policies.

| | |
|---|---|
| – HKFRS 7 | Financial Instruments: Disclosures |
| – HKAS 19 (Amendment) | Actuarial Gains and Losses, Group Plans and Disclosures |
| – HKFRS-Int 4 | Determining Whether an Arrangement Contains a Lease |

## 2. Financial risk management

**Structure and Policy**

Swire Pacific's Head Office Treasury sets financial risk management policies in accordance with policies and procedures approved by its Board. It also manages the majority of the group's funding needs and currency, interest rate, credit and event risk exposures. Within the same policy framework, operating subsidiaries manage currency, interest rate and commodity exposures that are specific to particular transactions within their businesses. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes.

The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis, in a manner consistent with the overall policies of the group.

Non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. Swire Pacific provides financial support by way of guarantees in cases where significant cost savings are available and risks are acceptable.

**Interest Rate Exposure**

The level of fixed rate debt for the group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the group's businesses and investments.

In addition to raising funds on a fixed rate basis, the Swire Pacific group uses interest rate swaps in the management of its long-term interest rate exposure. It also uses forward rate agreements to manage its exposure to short-term interest rate volatility.

Occasionally, the group also enters into fixed-to-floating interest-rate swaps to hedge the fair value interest-rate risk arising where it has borrowed at fixed rates.

As the group has no significant interest-bearing assets, the group's income and operating cash flows are substantially independent of changes in market interest rates.

**Currency Exposure**

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

Exposure to movements in exchange rates on individual transactions in the Swire Pacific group is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. All significant foreign currency borrowings with a fixed maturity date are covered by appropriate currency hedges.

The group's risk management policy is to hedge 100% of all highly probable transactions in each major currency, provided that the cost of the foreign exchange forward or derivative contract is not prohibitively expensive in comparison to the underlying exposure.

Translation exposure arising on consolidation of the group's overseas net assets is reduced, where practicable, by matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of Swire Pacific and its subsidiary companies are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

**Price Risk**

The group is exposed to equity securities price risk because investments held by the group are classified on the consolidated balance sheet as available-for-sale investments.

**Commodity Exposure**

Certain Swire Pacific group companies have underlying exposures to commodity risk. Derivatives including swaps, forwards and options are used in the management of these exposures in accordance with the policies approved by the Board.

**Credit Exposure**

The group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.

When depositing surplus funds or entering into derivative contracts, the group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. The group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

**Liquidity Risk**

The group takes liquidity risk into consideration when deciding its sources of funds and their respective tenors, so as to avoid over reliance on funds from any one source and to prevent substantial refinancing in any one period. The group maintains significant undrawn committed revolving credit facilities to further reduce liquidity risk and allow for flexibility in meeting funding requirements.

**Derivatives**

It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes. Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged.

**Accounting for derivative financial instruments and hedging activities**

Beginning 1st January 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of net investments in foreign operations.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in off setting changes in fair values or cash flows of hedged items.

The fair value of various derivative instruments used for hedging purposes are disclosed in Note 23. Movements on the cash flow hedge reserve are shown in Note 35.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that it hedges takes place). However, when the forecast transaction that is hedged results in the recognition of non-financial asset (for example inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.

(d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not quality for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

**Fair value estimation**

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

## 3. Critical accounting estimates and judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Estimates of fair value of investment properties

DTZ Debenham Tie Leung ("DTZ") were engaged to carry out an independent valuation of the group's investment property portfolio as at 31st December 2005. This valuation was carried out in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors which defines market value as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion".

DTZ has derived the valuation of the group's investment property portfolio by capitalising the rental income derived from existing tenancies with due provision for reversionary income potential. The assumptions are based on market conditions existing at the balance sheet date.

Management has reviewed the DTZ valuation and compared it with its own assumptions, with reference to comparable sales transaction data where such information is available, and has concluded that the DTZ valuation of the group's investment property portfolio is reasonable.

(b) Impairment of assets

The group tests at least annually whether goodwill and other assets that have indefinite useful lives have suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. These calculations require the use of estimates.

(c) Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

## 4. Turnover

The Company is a limited liability company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The principal activity of the Company is investment holding. The principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 142 to 148.

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

| | *Group* | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Gross rental income from investment properties | **4,292** | 3,975 |
| Charter hire income | **1,492** | 1,297 |
| Sales of development properties | **1,339** | 2,506 |
| Sales of investment properties | **509** | 766 |
| Rendering of services | **91** | 108 |
| Sales of goods | **11,214** | 9,672 |
| | **18,937** | 18,324 |

## 5. Other income

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| ***Other income includes the following*** | | |
| Fair value gains/(losses) on derivative instruments | | |
| – forward contracts: fair value hedges | **58** | – |
| – forward contracts: transactions not qualifying as hedges | **(16)** | – |
| Valuation gains on investment properties from | | |
| – transfer of interest element of land premium to finance cost (Note 10) | **158** | 500 |
| – write-back of provision for land premium | **692** | – |
| Profit on sale of a subsidiary company | **21** | – |
| Profit on sale of shares in jointly controlled and associated companies | **2,270** | 44 |
| Profit on sale of property, plant and equipment | **4** | 36 |
| Exchange differences | **9** | 4 |

## 6. Expenses by nature

Expenses included in cost of sales, distribution costs, administrative and other operating expenses are analysed as follows:

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Cost of stocks sold | **8,056** | 7,768 |
| Cost of investment properties sold | **416** | 521 |
| Depreciation of property, plant and equipment | **515** | 516 |
| Staff costs | **2,259** | 2,137 |
| Direct operating expenses of investment properties that | | |
| – generate rental income | **843** | 789 |
| – did not generate rental income | **129** | 114 |
| Operating lease rentals | | |
| – properties | **198** | 140 |
| – other equipment | **28** | 25 |
| Amortisation of leasehold land and land use rights | **2** | – |
| Amortisation of intangible assets | **10** | 7 |
| Amortisation of deferred expenditure | **21** | 40 |
| Impairment losses on | | |
| – property, plant and equipment | **8** | 21 |
| – available-for-sale investments | **–** | 15 |
| Write-down of stocks and work in progress | **44** | 48 |
| Auditors' remuneration | | |
| – audit services | **11** | 9 |
| – tax services | **18** | 11 |
| – others | **1** | 2 |

## 7. Segment information

(a) Primary reporting format - business segments by division:

| | The Company and its subsidiaries | | | Jointly controlled companies | Associated companies | Group | | |
|---|---|---|---|---|---|---|---|---|
| | Turnover HK$M | Operating profit HK$M | Net finance charges HK$M | Share of profits less losses HK$M | Share of profits less losses HK$M | Profit before taxation HK$M | Profit for the year HK$M | Profit attributable to shareholders HK$M |
| **Year ended 31st December 2005** | | | | | | | | |
| Property | | | | | | | | |
| Property investment | 4,382 | 3,064 | (518) | 29 | 13 | 2,588 | 2,322 | 1,989 |
| Property trading | 1,339 | 514 | | (46) | | 468 | 319 | 262 |
| Interest on land premium | | | (158) | | | (158) | (130) | (130) |
| Sales of investment properties | 509 | 93 | | | | 93 | 154 | 154 |
| Hotels | | | | 9 | 95 | 104 | 104 | 104 |
| Valuation gains on investment properties from | | | | | | | | |
| – change in fair value | | 11,881 | | 95 | 19 | 11,995 | 9,953 | 9,604 |
| – transfer to finance cost | | 158 | | | | 158 | 130 | 130 |
| – write-back of provision for land premium | | 692 | | | | 692 | 571 | 571 |
| | **6,230** | **16,402** | **(676)** | **87** | **127** | **15,940** | **13,423** | **12,684** |
| Aviation | | | | | | | | |
| Airline services and airline catering | | | | | | | | |
| Cathay Pacific Group | | | | | 1,418 | 1,418 | 1,418 | 1,418 |
| Hong Kong Dragon Airlines | | | | | 43 | 43 | 43 | 43 |
| Aircraft engineering | | | | | 279 | 279 | 279 | 279 |
| Cargo handling | | | | | 283 | 283 | 283 | 188 |
| | **–** | **–** | **–** | **–** | **2,023** | **2,023** | **2,023** | **1,928** |
| Beverages | | | | | | | | |
| Hong Kong | 1,358 | 152 | | | | 152 | 135 | 121 |
| Taiwan | 1,046 | 92 | (3) | 1 | | 90 | 63 | 52 |
| USA | 2,783 | 262 | (12) | | | 250 | 203 | 203 |
| Mainland China | | (68) | | 213 | | 145 | 145 | 127 |
| Central costs | | (30) | | | | (30) | (29) | (29) |
| | **5,187** | **408** | **(15)** | **214** | **–** | **607** | **517** | **474** |
| Marine Services | | | | | | | | |
| Ship repair, land engineering and harbour towage | | | | 30 | | 30 | 30 | 30 |
| Container handling | | | | 112 | 156 | 268 | 268 | 268 |
| Ship owning and operating | 1,492 | 413 | (24) | 86 | | 475 | 467 | 467 |
| Sale of an associated company | | 2,270 | | | | 2,270 | 2,270 | 2,270 |
| | **1,492** | **2,683** | **(24)** | **228** | **156** | **3,043** | **3,035** | **3,035** |
| Trading & Industrial | | | | | | | | |
| Car distribution | 4,156 | 245 | | | | 245 | 182 | 182 |
| Shoe and apparel distribution | 1,574 | 137 | (3) | 2 | | 136 | 106 | 106 |
| Waste services | | | | 83 | | 83 | 83 | 83 |
| Beverage can supply | | | | 67 | | 67 | 67 | 67 |
| Paint supply | | | | 75 | | 75 | 75 | 75 |
| Other activities | 347 | | 1 | | | 1 | 1 | 1 |
| Valuation gains on investment properties | | 6 | | | | 6 | 6 | 6 |
| | **6,077** | **388** | **(2)** | **227** | **–** | **613** | **520** | **520** |
| Head Office | **153** | **(39)** | **135** | **–** | **–** | **96** | **116** | **116** |
| Inter-segment elimination | **(202)** | | | | | | | |
| Total | **18,937** | **19,842** | **(582)** | **756** | **2,306** | **22,322** | **19,634** | **18,757** |

## 7. Segment Information (continued)

(a) Primary reporting format - business segments by division (continued):

| | The Company and its subsidiaries | | | Jointly controlled companies | Associated companies | Group | | |
|---|---|---|---|---|---|---|---|---|
| | Turnover HK$M | Operating profit HK$M | Net finance charges HK$M | Share of profits less losses HK$M | Share of profits less losses HK$M | Profit before taxation HK$M | Profit for the year HK$M | Profit attributable to share-holders HK$M |
| **Year ended 31st December 2004** | | | | | | | | |
| Property | | | | | | | | |
| Property investment | 4,060 | 2,810 | (240) | 21 | | 2,591 | 2,251 | 1,944 |
| Property trading | 2,506 | 838 | | 3 | | 841 | 566 | 316 |
| Interest on land premium | | | (459) | | | (459) | (379) | (379) |
| Sales of investment properties | 766 | 245 | | | | 245 | 316 | 316 |
| Hotels | | | | (5) | 82 | 77 | 77 | 77 |
| Valuation gains on investment properties from | | | | | | | | |
| – change in fair value | | 15,620 | | 89 | (28) | 15,681 | 12,930 | 12,112 |
| – transfer to finance cost | | 500 | | | | 500 | 412 | 412 |
| Write-back of provision for trading properties | | | | 299 | | 299 | 299 | 299 |
| | **7,332** | **20,013** | **(699)** | **407** | **54** | **19,775** | **16,472** | **15,097** |
| Aviation | | | | | | | | |
| Airline services and airline catering | | | | | | | | |
| Cathay Pacific Group | | | | | 1,923 | 1,923 | 1,923 | 1,923 |
| Hong Kong Dragon Airlines | | | | | 104 | 104 | 104 | 104 |
| Aircraft engineering | | | | | 196 | 196 | 196 | 196 |
| Cargo handling | | | | | 255 | 255 | 255 | 170 |
| | – | – | – | – | **2,478** | **2,478** | **2,478** | **2,393** |
| Beverages | | | | | | | | |
| Hong Kong | 1,358 | 148 | | | | 148 | 132 | 119 |
| Taiwan | 1,029 | 106 | (4) | | | 102 | 65 | 50 |
| USA | 2,591 | 231 | (10) | | | 221 | 122 | 122 |
| Mainland China | | (75) | | 215 | | 140 | 140 | 124 |
| Central costs | | (30) | | | | (30) | (30) | (30) |
| | **4,978** | **380** | **(14)** | **215** | – | **581** | **429** | **385** |
| Marine Services | | | | | | | | |
| Ship repair, land engineering and harbour towage | | | | 50 | | 50 | 50 | 50 |
| Container handling | | | | 104 | 261 | 365 | 365 | 365 |
| Ship owning and operating | 1,297 | 308 | (8) | 33 | | 333 | 326 | 326 |
| | **1,297** | **308** | **(8)** | **187** | **261** | **748** | **741** | **741** |
| Trading & Industrial | | | | | | | | |
| Car distribution | 3,265 | 147 | | | | 147 | 106 | 106 |
| Shoe and apparel distribution | 1,167 | 96 | (1) | 9 | | 104 | 80 | 80 |
| Waste services | | | | 86 | | 86 | 86 | 86 |
| Beverage can supply | | | | 55 | | 55 | 55 | 55 |
| Paint supply | | | | 36 | | 36 | 36 | 36 |
| Other activities | 307 | 14 | 3 | | | 17 | 15 | 15 |
| Valuation gains on investment properties | | 12 | | | | 12 | 10 | 10 |
| | **4,739** | **269** | **2** | **186** | – | **457** | **388** | **388** |
| Head Office | | | | | | | | |
| Expenses | 161 | (87) | (247) | | | (334) | (267) | (267) |
| Valuation gains on investment properties | | 98 | | | | 98 | 81 | 81 |
| | **161** | **11** | **(247)** | – | – | **(236)** | **(186)** | **(186)** |
| Inter-segment elimination | **(183)** | | | | | | | |
| Total | **18,324** | **20,981** | **(966)** | **995** | **2,793** | **23,803** | **20,322** | **18,818** |

## 7. Segment information (continued)

(a) Primary reporting format - business segments by division (continued):

**Analysis of Turnover**

| | Turnover | | | | | |
|---|---|---|---|---|---|---|
| | **2005** | | | 2004 | | |
| | **External HK$M** | **Inter-segment HK$M** | **Total HK$M** | External HK$M | Inter-segment HK$M | Total HK$M |
| Property | | | | | | |
| Property investment | **4,349** | **33** | **4,382** | 4,034 | 26 | 4,060 |
| Property trading | **1,339** | **–** | **1,339** | 2,506 | – | 2,506 |
| Sales of investment properties | **509** | **–** | **509** | 766 | – | 766 |
| Beverages | **5,187** | **–** | **5,187** | 4,978 | – | 4,978 |
| Marine Services | **1,492** | **–** | **1,492** | 1,297 | – | 1,297 |
| Trading & Industrial | **6,036** | **41** | **6,077** | 4,704 | 35 | 4,739 |
| Head Office | **25** | **128** | **153** | 39 | 122 | 161 |
| Inter-segment elimination | **–** | **(202)** | **(202)** | – | (183) | (183) |
| Segment revenue to external customers | **18,937** | **–** | **18,937** | 18,324 | – | 18,324 |

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

**Analysis of total assets and total liabilities of the group**

| | Property | | Aviation | | Beverages | | Marine Services | | Trading & Industrial | | Head Office | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| *Segment assets* | **88,788** | 76,697 | **–** | – | **3,132** | 3,105 | **4,970** | 4,063 | **1,812** | 1,708 | **614** | 745 | **99,316** | 86,318 |
| Deferred tax assets (Note 1) | **119** | – | **–** | – | **56** | – | **–** | 1 | **17** | 14 | **–** | – | **192** | 15 |
| Jointly controlled companies | **1,665** | 1,857 | **39** | 39 | **1,136** | 1,070 | **461** | 537 | **568** | 583 | **–** | – | **3,869** | 4,086 |
| Associated companies | **862** | 584 | **18,392** | 17,265 | **–** | – | **27** | 592 | **–** | – | **–** | – | **19,281** | 18,441 |
| Bank deposits & securities (Note 1) | **1,072** | 1,165 | **–** | – | **66** | 49 | **279** | 130 | **245** | 132 | **338** | 117 | **2,000** | 1,593 |
| **Total assets** | **92,506** | 80,303 | **18,431** | 17,304 | **4,390** | 4,224 | **5,737** | 5,323 | **2,642** | 2,437 | **952** | 862 | **124,658** | 110,453 |
| *Segment liabilities* | **2,166** | 4,386 | **–** | – | **1,135** | 1,034 | **381** | 408 | **806** | 883 | **369** | 256 | **4,857** | 6,967 |
| Current and deferred tax liabilities (Note 1) | **11,176** | 8,707 | **–** | – | **259** | 205 | **16** | 13 | **51** | 59 | **79** | 79 | **11,581** | 9,063 |
| Borrowings (Note 1) | **9,525** | 9,041 | **–** | – | **407** | 669 | **1,982** | 1,485 | **6** | 182 | **(4,472)** | (1,522) | **7,448** | 9,855 |
| **Total liabilities** | **22,867** | 22,134 | **–** | – | **1,801** | 1,908 | **2,379** | 1,906 | **863** | 1,124 | **(4,024)** | (1,187) | **23,886** | 25,885 |
| Minority interests | **5,686** | 5,759 | **34** | 15 | **209** | 165 | **–** | – | **–** | 4 | **–** | – | **5,929** | 5,943 |
| **Equity attributable to the Company's shareholders** | **63,953** | 52,410 | **18,397** | 17,289 | **2,380** | 2,151 | **3,358** | 3,417 | **1,779** | 1,309 | **4,976** | 2,049 | **94,843** | 78,625 |
| Borrowings comprise: | | | | | | | | | | | | | | |
| External borrowings | **6** | 375 | **–** | – | **188** | 328 | **11** | 10 | **41** | 178 | **7,202** | 8,964 | **7,448** | 9,855 |
| Inter-segment borrowings (Note 2) | **9,519** | 8,666 | **–** | – | **219** | 341 | **1,971** | 1,475 | **(35)** | 4 | **(11,674)** | (10,486) | **–** | – |
| Total | **9,525** | 9,041 | **–** | – | **407** | 669 | **1,982** | 1,485 | **6** | 182 | **(4,472)** | (1,522) | **7,448** | 9,855 |

**Notes:**
1. Current and deferred taxation, bank deposits and securities and borrowings are allocated on an actual basis.
2. Exclude equity loans from head office.

## 7. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

| | Capital expenditure* | | Depreciation | | Amortisation | |
|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 (restated) | **2005** | 2004 (restated) |
| | **HK$M** | HK$M | **HK$M** | HK$M | **HK$M** | HK$M |
| Property | **626** | 1,394 | **29** | 28 | **14** | 22 |
| Beverages | **175** | 173 | **257** | 269 | **19** | 25 |
| Marine Services | **1,044** | 480 | **194** | 178 | **–** | – |
| Trading & Industrial | **45** | 25 | **32** | 33 | **–** | – |
| Head Office | **–** | 1 | **3** | 8 | **–** | – |
| | **1,890** | 2,073 | **515** | 516 | **33** | 47 |

* Capital expenditure comprises additions to properties, plant and equipment, investment properties, leasehold land and land use rights and intangible assets.

(b) Secondary reporting format – geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the group by principal markets is outlined below:

| | Turnover | | Operating profit | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 (restated) |
| | **HK$M** | HK$M | **HK$M** | HK$M |
| Hong Kong | **7,766** | 7,518 | **18,373** | 19,417 |
| Asia (excluding Hong Kong) | **5,758** | 4,608 | **366** | 256 |
| North America | **3,921** | 4,901 | **690** | 1,000 |
| Ship owning and operating | **1,492** | 1,297 | **413** | 308 |
| | **18,937** | 18,324 | **19,842** | 20,981 |

| | Segment assets | | Capital expenditure | |
|---|---|---|---|---|
| | **2005** | 2004 (restated) | **2005** | 2004 |
| | **HK$M** | HK$M | **HK$M** | HK$M |
| Hong Kong | **89,448** | 78,085 | **638** | 959 |
| Asia (excluding Hong Kong) | **2,800** | 1,856 | **119** | 534 |
| North America | **2,098** | 2,315 | **89** | 100 |
| Ship owning and operating | **4,970** | 4,062 | **1,044** | 480 |
| | **99,316** | 86,318 | **1,890** | 2,073 |

## 8. Directors' emoluments

| | Cash | | | Non cash | | | | |
|---|---|---|---|---|---|---|---|---|
| | Basic salary/ Directors' fees (Note a) HK$'000 | Bonus HK$'000 | Allowances and benefits HK$'000 | Retirement schemes contributions HK$'000 | Bonus paid into retirement schemes HK$'000 | Housing benefits HK$'000 | Total 2005 HK$'000 | Total 2004 HK$'000 |
| **Executive Directors** | | | | | | | | |
| D M Turnbull | 3,817 | 2,364 | 65 | 802 | 747 | 2,677 | 10,472 | 1,413 |
| P N L Chen | | | | | | | – | – |
| M Cubbon | 2,700 | 1,774 | 481 | 567 | 630 | 2,352 | 8,504 | 7,788 |
| D Ho | 1,421 | 1,447 | 538 | 150 | – | 1,600 | 5,156 | 6,539 |
| K G Kerr | 4,782 | 4,215 | 342 | 187 | – | 2,387 | 11,913 | 11,465 |
| **Non-Executive Directors** | | | | | | | | |
| Baroness Dunn | | | | | | | – | – |
| J W J Hughes-Hallett | | | | | | | – | 19,324 |
| P A Johansen | | | | | | | – | – |
| Sir Adrian Swire | | | | | | | – | – |
| **Independent Non-Executive Directors** | | | | | | | | |
| V H C Cheng | 128 | | | | | | 128 | – |
| D G Eldon | 72 | | | | | | 72 | 200 |
| C K M Kwok | 400 | | | | | | 400 | 400 |
| C Lee | 400 | | | | | | 400 | 400 |
| M C C Sze | 200 | | | | | | 200 | 33 |
| M M T Yang | 200 | | | | | | 200 | 200 |
| **Total 2005** | **14,120** | **9,800** | **1,426** | **1,706** | **1,377** | **9,016** | **37,445** | **47,762** |
| Total 2004 | 16,858 | 12,223 | 2,064 | 3,699 | 1,955 | 10,963 | – | 47,762 |

**Notes:**
(a) The amounts paid to Independent Non-Executive Directors are directors' fees. Other amounts are basic salaries paid to Executive Directors.
(b) Apart from the directors' fees, the Independent Non-Executive Directors received no other emoluments from the Company or any of its subsidiary companies.
(c) Bonuses paid in the year are based on the previous year's results.
(d) Emoluments for the Executive Directors represented the amount charged to the Company and its subsidiary companies.
(e) D M Turnbull served as an Executive Director during the year.

## 9. Senior management remuneration

Of the five highest paid individuals in the group, three (2004: four) of them are directors whose emoluments are disclosed in Note 8. The other two (2004: one) highest paid individuals are senior management, the remuneration of whom is disclosed below.

| | Cash | | | Non cash | | | | |
|---|---|---|---|---|---|---|---|---|
| | Basic salary HK$'000 | Bonus HK$'000 | Allowances and benefits HK$'000 | Retirement schemes contributions HK$'000 | Bonus paid into retirement schemes HK$'000 | Housing benefits HK$'000 | Total 2005 HK$'000 | Total 2004 HK$'000 |
| C D Pratt | 2,250 | 1,522 | 452 | 473 | 570 | 2,525 | 7,792 | 5,891 |
| J R Slosar | 2,850 | 1,900 | 349 | 758 | 693 | 1,537 | 8,087 | 9,200 |
| **Total 2005** | **5,100** | **3,422** | **801** | **1,231** | **1,263** | **4,062** | **15,879** | **15,091** |
| Total 2004 | 4,080 | 2,509 | 739 | 3,300 | 1,038 | 3,425 | – | 15,091 |

(a) Bonuses paid in the year are based on the previous year's results.
(b) Remuneration for the senior management represented the amount charged to the Company and its subsidiary companies.
(c) C D Pratt was appointed an Executive Director from 1st February 2006.

## 10. Net finance charges

| | Group | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | HK$M | HK$M | HK$M | HK$M |
| ***Interest charged on:*** | | | | |
| Bank loans and overdrafts | | **72** | | 65 |
| Other loans and bonds: | | | | |
| Wholly repayable within five years | **47** | | 107 | |
| Not wholly repayable within five years | **447** | | 426 | |
| | | **494** | | 533 |
| Land premium (Note 5) | | **158** | | 500 |
| Other borrowing costs | | **19** | | 29 |
| Fair value losses on financial instruments: | | | | |
| Interest rate swap: fair value hedges | **5** | | – | |
| Interest rate swap: not qualifying as hedges | **(42)** | | – | |
| | | **(37)** | | – |
| Deferred into properties under development for sale | | **(16)** | | (24) |
| Capitalised on: | | | | |
| Investment properties | **(18)** | | (102) | |
| Vessels | **(27)** | | (2) | |
| | | **(45)** | | (104) |
| | | **645** | | 999 |
| ***Interest income on:*** | | | | |
| Short-term deposits and bank balances | **(16)** | | (13) | |
| Other loans | **(47)** | | (20) | |
| | | **(63)** | | (33) |
| | | **582** | | 966 |

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 0.58% and 6.08% per annum (2004: 0.18% and 6.27% per annum).

## 11. Taxation

(a) *Taxation charge for the Company and its subsidiary companies*

| | Group | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | **HK$M** | **HK$M** | HK$M | HK$M |
| Current taxation: | | | | |
| Hong Kong profits tax | **199** | | 190 | |
| Overseas taxation | **402** | | 491 | |
| Over-provision in respect of previous years | **(18)** | | (3) | |
| | | **583** | | 678 |
| Deferred taxation: | | | | |
| Change in fair value of investment properties | **2,092** | | 2,785 | |
| Origination and reversal of temporary differences | **13** | | 18 | |
| | | **2,105** | | 2,803 |
| | | **2,688** | | 3,481 |

Hong Kong profits tax is calculated at 17.5% (2004 : 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

The tax charge on the group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate of the Company as follows:

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Profit before taxation | **22,322** | 23,803 |
| Calculated at a tax rate of 17.5% (2004: 17.5%) | **3,906** | 4,166 |
| Share of profits less losses of jointly controlled and associated companies | **(536)** | (663) |
| Effect of different tax rates in other countries | **48** | 156 |
| Income not subject to tax | **(514)** | (130) |
| Expenses not deductible for tax purposes | **12** | 20 |
| Unused tax losses not recognised | **10** | 10 |
| Temporary differences not recognised | **(11)** | (42) |
| Utilisation of previously unrecognised tax losses | **(64)** | (54) |
| Recognition of previously unrecognised tax losses | **(70)** | (17) |
| Over-provisions in prior years | **(18)** | (3) |
| Others | **(75)** | 38 |
| Tax charge | **2,688** | 3,481 |

(b) Share of jointly controlled and associated companies' taxation of HK$136 million (2004: HK$147 million) and HK$393 million (2004: HK$381 million) respectively are included in the share of profits less losses of jointly controlled and associated companies.

## 12. Profit attributable to the Company's shareholders

Of the profit attributable to the Company's shareholders, HK$6,347 million (2004: HK$3,649 million) is dealt with in the accounts of the Company.

## 13. Dividends

| | Company | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Interim dividend paid on 4th October 2005 of HK¢60.0 per 'A' share and HK¢12.0 per 'B' share (2004: HK¢58.0 and HK¢11.6) | **919** | 888 |
| Final proposed dividend of HK¢146.0 per 'A' share and HK¢29.2 per 'B' share (2004: HK¢142.0 and HK¢28.4) | **2,235** | 2,174 |
| | **3,154** | 3,062 |

The final proposed dividend is not accounted for until it has been approved at the annual general meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2006.

## 14. Earnings per share (basic and diluted)

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders of HK$18,757 million (2004: HK$18,818 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the year and 2004.

## 15. Property, plant and equipment

| | Group | | | | Company |
|---|---|---|---|---|---|
| | Property HK$M | Plant and equipment HK$M | Vessels HK$M | Total HK$M | Plant and equipment HK$M |
| ***Cost:*** | | | | | |
| At 31st December 2004 | | | | | |
| – as originally stated | 2,299 | 4,032 | 5,036 | 11,367 | 31 |
| – prior year adjustments | (131) | (41) | – | (172) | (1) |
| – as restated | 2,168 | 3,991 | 5,036 | 11,195 | 30 |
| Translation differences | (27) | (36) | (14) | (77) | – |
| Change in group | (47) | (27) | – | (74) | – |
| Additions | 89 | 235 | 1,027 | 1,351 | – |
| Disposals | – | (125) | (67) | (192) | – |
| Transfer from investment properties | 30 | – | – | 30 | – |
| Amortisation from leasehold land and land use rights capitalised | 8 | – | – | 8 | – |
| Transfer to stocks | – | (54) | – | (54) | – |
| At 31st December 2005 | 2,221 | 3,984 | 5,982 | 12,187 | 30 |
| ***Accumulated depreciation and impairment:*** | | | | | |
| At 31st December 2004 | | | | | |
| – as originally stated | 582 | 2,945 | 1,496 | 5,023 | 27 |
| – prior year adjustments | (35) | (18) | – | (53) | (1) |
| – as restated | 547 | 2,927 | 1,496 | 4,970 | 26 |
| Translation differences | (5) | (27) | (4) | (36) | – |
| Change in group | (11) | (15) | – | (26) | – |
| Charge for the year | 48 | 280 | 187 | 515 | 2 |
| Disposals | – | (112) | (61) | (173) | – |
| Impairment charge | 8 | – | – | 8 | – |
| Transfer to stocks | – | (46) | – | (46) | – |
| At 31st December 2005 | 587 | 3,007 | 1,618 | 5,212 | 28 |
| ***Net book value:*** | | | | | |
| At 31st December 2005 | 1,634 | 977 | 4,364 | 6,975 | 2 |

## 15. Property, plant and equipment (continued)

| | Group | | | | Company |
|---|---|---|---|---|---|
| | Property HK$M | Plant and equipment HK$M | Vessels HK$M | Total HK$M | Plant and equipment HK$M |
| ***Cost:*** | | | | | |
| At 31st December 2003 | | | | | |
| – as originally stated | 2,460 | 3,979 | 4,657 | 11,096 | 31 |
| – prior year adjustments | (206) | (30) | – | (236) | (1) |
| – as restated | 2,254 | 3,949 | 4,657 | 10,860 | 30 |
| Translation differences | 48 | 62 | 7 | 117 | – |
| Additions | 87 | 217 | 471 | 775 | 1 |
| Disposals | (226) | (237) | (99) | (562) | (1) |
| Transfer from investment properties | 5 | – | – | 5 | – |
| At 31st December 2004 | 2,168 | 3,991 | 5,036 | 11,195 | 30 |
| ***Accumulated depreciation and impairment:*** | | | | | |
| At 31st December 2003 | | | | | |
| – as originally stated | 654 | 2,799 | 1,409 | 4,862 | 24 |
| – prior year adjustments | (31) | (11) | – | (42) | (1) |
| – as restated | 623 | 2,788 | 1,409 | 4,820 | 23 |
| Translation differences | 6 | 38 | 2 | 46 | – |
| Charge for the year | 50 | 293 | 173 | 516 | 4 |
| Disposals | (153) | (192) | (88) | (433) | (1) |
| Impairment charge | 21 | – | – | 21 | – |
| At 31st December 2004 | 547 | 2,927 | 1,496 | 4,970 | 26 |
| ***Net book value:*** | | | | | |
| At 31st December 2004 | 1,621 | 1,064 | 3,540 | 6,225 | 4 |

At 31st December 2005 and 2004, none of the property, plant and equipment was pledged as security for the group's long-term loans.

## 16. Investment properties

| | Group | | | Company |
|---|---|---|---|---|
| | Completed HK$M | Under redevelopment HK$M | Total HK$M | Completed HK$M |
| At 31st December 2004 | | | | |
| – as originally stated | 72,583 | 3,382 | 75,965 | – |
| – prior year adjustments | (580) | (480) | (1,060) | 508 |
| – as restated | 72,003 | 2,902 | 74,905 | 508 |
| Additions | 314 | 192 | 506 | – |
| Disposals | (424) | – | (424) | – |
| Transfer upon completion | 11 | (11) | – | – |
| Transfer to property, plant and equipment | (30) | – | (30) | – |
| Transfer to leasehold land | (71) | (167) | (238) | – |
| Fair value gains | 9,461 | 2,426 | 11,887 | 6 |
| At 31st December 2005 | 81,264 | 5,342 | 86,606 | 514 |
| | | | | |
| At 31st December 2003 | | | | |
| – as originally stated | 54,674 | 4,565 | 59,239 | – |
| – prior year adjustments | (579) | (11) | (590) | 398 |
| – as restated | 54,095 | 4,554 | 58,649 | 398 |
| Additions | 202 | 681 | 883 | – |
| Disposals | (501) | (1) | (502) | – |
| Transfer upon completion | 2,512 | (2,512) | – | – |
| Fair value gains | 15,695 | 180 | 15,875 | 110 |
| At 31st December 2004 | 72,003 | 2,902 | 74,905 | 508 |

(a) Investment properties, whether completed or in the course of redevelopment, were valued on the basis of open market value at 31st December 2005 by DTZ Debenham Tie Leung, independent professional valuers. This valuation has been incorporated in the accounts as stated in principal accounting policy no. 5.

(b) At 31st December 2005 and 2004, none of the investment properties were pledged as security for the group's long-term loans.

(c) The group's interest in investment properties are held in Hong Kong and the lease terms are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| On medium-term lease (10 to 50 years) | **114** | 108 | **114** | 108 |
| On long-term lease (over 50 years) | **86,492** | 74,797 | **400** | 400 |
| | **86,606** | 74,905 | **514** | 508 |

(d) At 31st December 2005, the group had unprovided contractual obligations for future repairs and maintenance of HK$115 million.

## 17. Leasehold land and land use rights

The group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| At 1st January | **585** | 181 |
| Translation differences | **7** | – |
| Additions | **2** | 404 |
| Transfer from investment properties | **238** | – |
| Amortisation | | |
| – charge for the year | **(2)** | – |
| – amount capitalised under property, plant and equipment | **(8)** | – |
| At 31st December | **822** | 585 |
| Held in Hong Kong: | | |
| On medium-term lease (10 to 50 years) | **102** | 104 |
| On long-term lease (over 50 years) | **316** | 77 |
| Held outside Hong Kong: | | |
| On long-term lease (over 50 years) | **404** | 404 |
| | **822** | 585 |

At 31st December 2005 and 2004, none of the leasehold land and land use rights was pledged as security for the group's long-term loans.

## 18. Intangible assets

| | Group | | |
|---|---|---|---|
| | **Goodwill HK$M** | **Computer software HK$M** | **Total HK$M** |
| ***Cost:*** | | | |
| At 31st December 2004 | | | |
| – as originally stated | – | – | – |
| – prior year adjustments | – | 41 | 41 |
| – as restated | – | 41 | 41 |
| Additions | 18 | 13 | 31 |
| At 31st December 2005 | 18 | 54 | 72 |
| ***Accumulated amortisation and impairment:*** | | | |
| At 31st December 2004 | | | |
| – as originally stated | – | – | – |
| – prior year adjustments | – | 18 | 18 |
| – as restated | – | 18 | 18 |
| Amortisation for the year | – | 10 | 10 |
| At 31st December 2005 | – | 28 | 28 |
| ***Net book value:*** | | | |
| At 31st December 2005 | 18 | 26 | 44 |

## 18. Intangible assets (continued)

| | Group | | |
|---|---|---|---|
| | Goodwill HK$M | Computer software HK$M | Total HK$M |
| ***Cost:*** | | | |
| At 31st December 2003 | | | |
| – as originally stated | – | – | – |
| – prior year adjustments | – | 30 | 30 |
| – as restated | – | 30 | 30 |
| Additions | – | 11 | 11 |
| At 31st December 2004 | – | 41 | 41 |
| ***Accumulated amortisation and impairment:*** | | | |
| At 31st December 2003 | | | |
| – as originally stated | – | – | – |
| – prior year adjustments | – | 11 | 11 |
| – as restated | – | 11 | 11 |
| Amortisation for the year | – | 7 | 7 |
| At 31st December 2004 | – | 18 | 18 |
| ***Net book value:*** | | | |
| At 31st December 2004 | – | 23 | 23 |

Amortisation of HK$10 million (2004: HK$7 million) is included in administrative expenses in the profit and loss account.

## 19. Subsidiary companies

| | Company | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Unlisted shares at cost less provisions | **5,366** | 4,322 |
| Amounts due from subsidiary companies less provisions | | |
| – interest-free | **3,267** | 2,744 |
| – interest-bearing at 0.23% to 7.75% (2004: 0.06% to 5.125%) | **5,746** | 3,123 |
| | **14,379** | 10,189 |

The amounts receivable are unsecured and have no fixed terms of repayment.

The principal subsidiary companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 142 to 148.

## 20. Jointly controlled companies

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 (restated) | **2005** | 2004 |
| | **HK$M** | HK$M | **HK$M** | HK$M |
| Unlisted shares at cost | | | **384** | 383 |
| Share of net liabilities, unlisted | **(646)** | (758) | | |
| Goodwill on acquisition | **37** | 36 | | |
| Loans due from jointly controlled companies less provisions | | | | |
| – interest-free | **4,360** | 4,687 | | |
| – interest-bearing at 5% to 7.75% (2004: 5% to 5.125%) | **118** | 121 | **86** | 121 |
| | **3,869** | 4,086 | **470** | 504 |
| Dividends received and receivable by the Company and its subsidiary companies from jointly controlled companies | **624** | 571 | **144** | 61 |

The amounts receivable are unsecured and have no fixed terms of repayment.

The group's share of assets and liabilities and results of jointly controlled companies are summarised below:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$M** | HK$M |
| Non-current assets | **3,815** | 3,910 |
| Current assets | **2,619** | 2,810 |
| Current liabilities | **(4,034)** | (4,240) |
| Non-current liabilities | **(2,973)** | (3,177) |
| Minority interests | **(73)** | (61) |
| Net liabilities | **(646)** | (758) |
| | | |
| Revenue | **5,596** | 4,980 |
| Expenses | **(4,704)** | (3,838) |
| | | |
| Profit before taxation | **892** | 1,142 |
| Taxation | **(136)** | (147) |
| Profit for the year | **756** | 995 |

The principal jointly controlled companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 142 to 148.

## 21. Associated companies

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 (restated) | **2005** | 2004 |
| | **HK$M** | HK$M | **HK$M** | HK$M |
| Shares at cost | | | | |
| – Listed in Hong Kong | | | **1,714** | 1,701 |
| – Unlisted | | | **187** | 783 |
| | | | **1,901** | 2,484 |
| Share of net assets | | | | |
| – Listed in Hong Kong | **17,437** | 16,274 | | |
| – Unlisted | **615** | 946 | | |
| | **18,052** | 17,220 | | |
| Goodwill on acquisition | **144** | 126 | | |
| | **18,196** | 17,346 | | |
| Loans due from associated companies less provisions | | | | |
| – Interest-free | **463** | 466 | **–** | – |
| – Interest-bearing at 0.73% to 4.88% (2004: 0.56% to 1.88%) | **622** | 629 | **–** | – |
| | **19,281** | 18,441 | **1,901** | 2,484 |
| Dividends received and receivable by the Company and its subsidiary companies from associated companies | **1,528** | 1,625 | **1,211** | 1,368 |

The amounts receivable are unsecured and have no fixed terms of repayment.

The group's share of assets and liabilities and results of associated companies are summarised below:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$M** | HK$M |
| Non-current assets | **31,250** | 35,608 |
| Current assets | **10,740** | 5,400 |
| Current liabilities | **(7,359)** | (6,692) |
| Non-current liabilities | **(16,258)** | (16,874) |
| Minority interests | **(321)** | (222) |
| Net assets | **18,052** | 17,220 |
| Revenue | **27,001** | 21,394 |
| Profit before taxation | **2,699** | 3,174 |
| Taxation | **(393)** | (381) |
| Profit for the year | **2,306** | 2,793 |

(a) The market value of the shares in the listed associated companies at 31st December 2005 was HK$24,431 million (2004: HK$25,272 million).

(b) The principal associated companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 142 to 148. In addition, the abridged financial statements of Cathay Pacific Airways Limited are shown on pages 149 to 150.

## 22. Available-for-sale investments

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Shares listed in Hong Kong | **115** | 42 | **61** | – |
| Securities listed overseas | **109** | 94 | **–** | – |
| Unlisted investments | **246** | 163 | **–** | – |
| | **470** | 299 | **61** | – |

## 23. Derivative financial instruments

| | Group 2005 | |
|---|---|---|
| | **Assets HK$M** | **Liabilities HK$M** |
| Cross-currency swaps – cash flow hedges | **6** | **1** |
| Interest-rate swaps – cash flow hedges | **17** | **–** |
| Interest-rate swaps – fair value hedges | **–** | **25** |
| Forward foreign exchange contracts – cash flow hedges | **–** | **46** |
| Forward foreign exchange contracts – fair value hedges | **–** | **15** |
| Interest-rate swaps – not qualifying as hedges | **16** | **–** |
| Forward foreign exchange contracts – not qualifying as hedges | **10** | **9** |
| **Total** | **49** | **96** |
| *Less non-current portion:* | | |
| Cross-currency swaps – cash flow hedges | **6** | **1** |
| Interest-rate swaps – cash flow hedges | **17** | **–** |
| Interest-rate swaps – fair value hedges | **–** | **25** |
| Interest-rate swaps – not qualifying as hedges | **8** | **–** |
| | **31** | **26** |
| Current portion | **18** | **70** |

Gains and losses in equity on forward foreign exchange contracts as of 31st December 2005 will be released to the profit and loss account at various dates between one month to ten months from the balance sheet date.

*Interest-rate swaps*

The notional principal amounts of the outstanding interest-rate swap contracts at 31st December 2005 were HK$2,000 million (2004: HK$1,650 million).

At 31st December 2005, the fixed interest rates vary from 2.55% to 3.38% and the main floating rates are HIBOR and LIBOR.

## 24. Properties for sale

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Completed properties for sale | | |
| Freehold land | **21** | 9 |
| Leasehold land | **14** | 61 |
| Development costs | **265** | 136 |
| | **300** | 206 |
| Properties under development for sale | | |
| Freehold land | **61** | 123 |
| Development costs | **168** | 545 |
| | **229** | 668 |
| | **529** | 874 |

At 31st December 2005, none of the properties for sale was pledged as security for the group's long-term loans (2004: HK$670 million).

## 25. Stocks and work in progress

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Goods for sale | **1,055** | 970 |
| Manufacturing materials | **135** | 132 |
| Production supplies | **121** | 103 |
| Work in progress | **23** | 31 |
| | **1,334** | 1,236 |

## 26. Trade and other receivables

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Trade debtors | **1,200** | 1,040 | **–** | – |
| Amounts due from subsidiary companies | **–** | – | **118** | 112 |
| Amounts due from jointly controlled companies | **11** | 11 | **–** | – |
| Amounts due from associated companies | **48** | 66 | **–** | – |
| Other receivables | **1,066** | 942 | **11** | 197 |
| | **2,325** | 2,059 | **129** | 309 |

The amounts due from subsidiary, jointly controlled and associated companies are unsecured and interest free. Except for amounts due from subsidiary companies which have no fixed terms of repayment, the balance is on normal trade credit terms.

The fair values of trade and other receivables are not materially different from their book values.

At 31st December 2005, the aged analysis of trade debtors was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Under three months | **1,158** | 972 | **–** | – |
| Between three and six months | **34** | 49 | **–** | – |
| Over six months | **8** | 19 | **–** | – |
| | **1,200** | 1,040 | **–** | – |

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of customers, internationally dispersed.

## 27. Short-term deposits and bank balances

The effective interest rate on short-term deposits of the group are ranged from 0.05% to 4.2% (2004: 0.01% to 2.27%); these deposits have an average maturity of 31 days for the group.

## 28. Trade and other payables

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Trade creditors | **826** | 645 | **2** | 1 |
| Amounts due to intermediate holding company | **79** | 82 | **15** | 23 |
| Amounts due to jointly controlled companies | **5** | 20 | **–** | – |
| Amounts due to associated companies | **41** | 16 | **–** | – |
| Amounts due to subsidiary companies | **–** | – | **1,120** | 824 |
| Interest-bearing advances from jointly controlled companies at 0.08% to 5.00% (2004: 0.01% to 1.21%) | **253** | 337 | **–** | – |
| Interest-bearing advances from associated companies at 0.73% to 4.88% (2004: 0.56% to 1.57%) | **150** | 150 | **–** | – |
| Advances from minority interests | **116** | 116 | **–** | – |
| Other payables | **3,079** | 3,139 | **39** | 181 |
| | **4,549** | 4,505 | **1,176** | 1,029 |

The amounts due to intermediate holding, subsidiary, jointly controlled and associated companies and advances from minority interests are unsecured and have no fixed terms of repayment. Apart from certain amounts due to jointly controlled and associated companies which are interest-bearing as specified above, the balance is interest free.

At 31st December 2005, the aged analysis of trade creditors was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Under three months | **808** | 638 | **–** | – |
| Between three and six months | **1** | – | **–** | – |
| Over six months | **17** | 7 | **2** | 1 |
| | **826** | 645 | **2** | 1 |

## 29. Provisions

| | Group | | |
|---|---|---|---|
| | Land Premium HK$M | Others HK$M | Total HK$M |
| At 1st January 2004 | 4,349 | 21 | 4,370 |
| Additional provisions | – | 36 | 36 |
| Unused amounts reversed | (41) | – | (41) |
| Paid during the year | (2,085) | (2) | (2,087) |
| At 31st December 2004 | 2,223 | 55 | 2,278 |
| | | | |
| Additional provisions | – | 11 | 11 |
| Unused amounts reversed | (692) | (1) | (693) |
| Translation differences | – | (1) | (1) |
| Paid during the year | (1,531) | (29) | (1,560) |
| **At 31st December 2005** | **–** | **35** | **35** |

The Hong Kong SAR Government Lands Department had claimed for land premium in relation to the Cityplaza Four, Three and One office towers in previous years. The claims were fully settled in the current year.

## 30. Perpetual Capital Securities

The Perpetual Capital Securities, amounting to US$300 million each and bearing cumulative interest at 9.33% and 8.84% per annum, were issued by two wholly-owned subsidiaries (the 'Issuers') on 23rd October 1996 and 6th May 1997 respectively. They have no scheduled maturity but are redeemable at the option of the Company or the respective Issuer either (i) at any time on or after 30th October 2006 and 13th May 2017 respectively or (ii) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding up. The Perpetual Capital Securities are unconditionally and irrevocably guaranteed, on a subordinated basis, by the Company.

The fair value of the Perpetual Capital Securities is HK$4,950 million (2004: HK$5,178 million).

## 31. Borrowings

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Bank overdrafts and short-term loans | **889** | 2,635 |
| Long-term loans and bonds | | |
| – at amortised cost | **1,293** | 2,593 |
| – at fair value | **676** | – |
| | **1,969** | 2,593 |
| | **2,858** | 5,228 |
| Less: Security deposit | **(43)** | – |
| | **2,815** | 5,228 |

The maturity of long-term loans and bonds is as follows:

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| ***Bank loans (secured):*** | | |
| Repayable between one and two years | **–** | 370 |
| ***Bank loans (unsecured):*** | | |
| Repayable within one year | **–** | 11 |
| Repayable between one and two years | **–** | 9 |
| Repayable between two and five years | **–** | 214 |
| ***Other borrowings (unsecured):*** | | |
| Repayable within one year | **500** | – |
| Repayable between one and two years | **676** | 499 |
| Repayable between two and five years | **593** | 1,291 |
| Repayable after five years | **200** | 199 |
| | **1,969** | 2,593 |
| Security deposit | **(43)** | – |
| Amount due within one year included under current liabilities | **(500)** | (11) |
| | **1,426** | 2,582 |

Borrowings are repayable on various dates up to 2011 at interest rates from 2.38% to 4.6% per annum (2004: 0.45% to 4.0% per annum).

## 31. Borrowings (continued)

The exposure of the group's borrowings to interest rate changes and the contractual repricing dates are as follows:

| | 6-12 months HK$M | 1-5 years HK$M | Over 5 years HK$M | Total HK$M |
|---|---|---|---|---|
| **At 31st December 2005** | **1,389** | **1,269** | **200** | **2,858** |
| At 31st December 2004 | 2,646 | 2,383 | 199 | 5,228 |

The effective interest rates at the balance sheet date were as follows:

| | **2005** | | | 2004 | | |
|---|---|---|---|---|---|---|
| | **HK$ %** | **US$ %** | **Others %** | HK$ % | US$ % | Other % |
| Bank overdrafts | **–** | **4 – 8.5** | **–** | – | 6.25 – 8.75 | – |
| Bank loans | **5 – 7.75** | **6.75** | **1.53 – 8.5** | 5 – 5.125 | 3.75 | 1.36 – 8.75 |
| Other borrowings | **2.38 – 4.6** | **–** | **–** | 0.45 – 4 | – | – |

The carrying amounts and fair value of the non-current borrowings are as follows:

| | **Carrying amounts** | | **Fair values** | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Bank loans | **–** | 593 | **–** | 593 |
| Other borrowings | **1,469** | 1,989 | **1,460** | 1,998 |
| | **1,469** | 2,582 | **1,460** | 2,591 |
| Less: Security deposit | **(43)** | – | **(43)** | – |
| | **1,426** | 2,582 | **1,417** | 2,591 |

The fair values of non-current borrowings are quoted from the relevant financial institutions.

The carrying amounts of short-term borrowings approximate their fair value.

## 31. Borrowings (continued)

The carrying amounts of the borrowings are denominated in the following currencies:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$M** | HK$M |
| Hong Kong dollar | **2,572** | 4,312 |
| US dollar | **23** | 518 |
| New Taiwan dollar | **189** | 371 |
| Other currencies | **74** | 27 |
| | **2,858** | 5,228 |

The group has the following undrawn committed borrowing facilities:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$M** | HK$M |
| Floating rate | | |
| – expiring within one year | **366** | 1,255 |
| – expiring beyond one year | **3,600** | 2,600 |
| | **3,966** | 3,855 |

The facilities expiring within one year are annual facilities subject to review at various dates during 2006.

## 32. Deferred taxation

The movement on the net deferred tax liabilities account is as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 (restated) | **2005** | 2004 (restated) |
| | **HK$M** | HK$M | **HK$M** | HK$M |
| At 1st January | **8,825** | 6,024 | **74** | 58 |
| – opening adjustment for HKAS 39 | **(3)** | – | **–** | – |
| – as restated | **8,822** | 6,024 | **74** | 58 |
| Translation differences | **2** | (2) | **–** | – |
| Charged to profit and loss account | **2,105** | 2,803 | **1** | 16 |
| Charged to equity | **6** | – | **–** | – |
| At 31st December | **10,935** | 8,825 | **75** | 74 |

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through the future taxable profits are probable. The group has unrecognised tax losses of HK$731 million (2004: HKS966 million) to carry forward against future taxable income. These tax losses have no expiry date (2004: no expiry date).

## 32. Deferred taxation (continued)

The movement in deferred tax assets and liabilities (prior to offsetting balances within the same taxation jurisdiction) during the year is as follows:

*Deferred tax liabilities*

| | Group | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Accelerated tax depreciation | | Investment property valuation | | Others | | Total | |
| | 2005 HK$M | 2004 HK$M | 2005 HK$M | 2004 (restated) HK$M | 2005 HK$M | 2004 HK$M | 2005 HK$M | 2004 (restated) HK$M |
| At 1st January (restated) | 1,531 | 1,456 | 7,345 | 4,560 | 76 | 78 | 8,952 | 6,094 |
| Opening adjustment for HKAS 39 | – | – | – | – | (3) | – | (3) | – |
| Translation differences | – | – | 3 | – | (1) | – | 2 | – |
| Charged/(credited) to profit and loss account | 121 | 75 | 2,092 | 2,785 | 57 | (2) | 2,270 | 2,858 |
| Charged to equity | – | – | – | – | 6 | – | 6 | – |
| At 31st December | 1,652 | 1,531 | 9,440 | 7,345 | 135 | 76 | 11,227 | 8,952 |

| | Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Accelerated tax depreciation | | Investment property valuation | | Defined benefit retirement plans | | Total | |
| | 2005 HK$M | 2004 HK$M | 2005 HK$M | 2004 (restated) HK$M | 2005 HK$M | 2004 HK$M | 2005 HK$M | 2004 (restated) HK$M |
| At 1st January | 11 | 12 | 47 | 30 | 16 | 16 | 74 | 58 |
| (Credited)/charged to profit and loss account | – | (1) | 1 | 17 | – | – | 1 | 16 |
| At 31st December | 11 | 11 | 48 | 47 | 16 | 16 | 75 | 74 |

*Deferred tax assets*

| | Group | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Assets write-down/ impairment provisions | | Tax losses | | Others | | Total | |
| | 2005 HK$M | 2004 HK$M | 2005 HK$M | 2004 HK$M | 2005 HK$M | 2004 HK$M | 2005 HK$M | 2004 HK$M |
| At 1st January | 58 | 51 | 53 | – | 16 | 20 | 127 | 71 |
| Translation differences | – | 1 | – | – | – | – | – | 1 |
| (Charged)/credited to profit and loss account | 8 | 6 | 53 | 53 | 104 | (4) | 165 | 55 |
| At 31st December | 66 | 58 | 106 | 53 | 120 | 16 | 292 | 127 |

Deferred tax assets and liabilities are netted off when the taxes relate to the same taxation authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately on the balance sheet.

## 32. Deferred taxation (continued)

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 (restated) | **2005** | 2004 (restated) |
| | **HK$M** | HK$M | **HK$M** | HK$M |
| Deferred tax assets: | | | | |
| – To be recovered after more than 12 months | **(5)** | (5) | **–** | – |
| – To be recovered within 12 months | **(187)** | (10) | **–** | – |
| | **(192)** | (15) | **–** | – |
| Deferred tax liabilities: | | | | |
| – To be settled after more than 12 months | **11,108** | 8,838 | **75** | 74 |
| – To be settled within 12 months | **19** | 2 | **–** | – |
| | **11,127** | 8,840 | **75** | 74 |
| | **10,935** | 8,825 | **75** | 74 |

## 33. Retirement benefits

The group operates various retirement benefit plans providing resignation and retirement benefits to staff. Most retirement benefit plans for staff employed on expatriate terms are contributory, whilst most plans for locally-engaged employees are non-contributory. The assets of the plans are administered by independent trustees and are maintained independently of the group's finances. The majority of the plans are of the defined benefit type and contributions to such plans are made in accordance with the funding rates recommended by independent qualified actuaries to ensure that the plans will be able to meet their liabilities as they become due. The funding rates are subject to annual review and are determined by taking into consideration the difference between the market values of the plans' assets and the present value of accrued past services liabilities, on an on-going basis, as computed by actuarial valuations.

All new employees are offered the choice of joining the retirement benefit plans or the mandatory provident fund ("MPF") scheme. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant monthly income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution. Employees engaged outside Hong Kong are covered by appropriate local arrangements.

Total retirement benefit costs recognised in the profit and loss account for the year ended 31st December 2005 amounted to HK$106 million (2004: HK$92 million), including HK$17 million (2004: HK$10 million) in respect of defined contribution plans.

For financial statements purpose, defined benefit plans are valued using the projected unit credit method in accordance with HKAS 19. Principal plans in Hong Kong were last valued by qualified actuaries, Watson Wyatt Hong Kong Limited and HSBC Life (International) Limited as at 31st December 2003. The figures disclosed as at 31st December 2005 and 2004 were estimated by Cannon Trustees Limited, the main administration manager of the group's defined benefit plans. Plans in the United States and Taiwan are valued by independent qualified actuaries in corresponding countries. In addition, the group operates a post-employment health care and life insurance benefit plan for certain retired employees in the United States, with method of accounting and frequency of valuations similar to those used for defined benefit plans.

## 33. Retirement benefits (continued)

(a) The amounts recognised in the consolidated balance sheet are as follows:

| | **2005** | | | |
|---|---|---|---|---|
| | **Group** | | | **Company** |
| | **Defined benefit plans HK$M** | **Other post-employment benefits HK$M** | **Total HK$M** | **Defined benefit plans HK$M** |
| Present value of funded obligations | **1,418** | **–** | **1,418** | **39** |
| Fair value of plan assets | **(1,454)** | **–** | **(1,454)** | **(140)** |
| | **(36)** | **–** | **(36)** | **(101)** |
| Present value of unfunded obligations | **–** | **41** | **41** | **–** |
| Net unrecognised actuarial (losses)/gains | **(61)** | **1** | **(60)** | **6** |
| Unrecognised past service costs | **(1)** | **–** | **(1)** | **–** |
| Net retirement benefit liabilities/(assets) | **(98)** | **42** | **(56)** | **(95)** |
| Represented by: | | | | |
| Retirement benefit assets | **(201)** | **–** | **(201)** | **(95)** |
| Retirement benefit liabilities | **103** | **42** | **145** | **–** |
| | **(98)** | **42** | **(56)** | **(95)** |

| | 2004 | | | |
|---|---|---|---|---|
| | Group | | | Company |
| | Defined benefit plans HK$M | Other post-employment benefits HK$M | Total HK$M | Defined benefit plans HK$M |
| Present value of funded obligations | 1,300 | – | 1,300 | 36 |
| Fair value of plan assets | (1,304) | – | (1,304) | (129) |
| | (4) | – | (4) | (93) |
| Present value of unfunded obligations | – | 62 | 62 | – |
| Net unrecognised actuarial (losses)/gains | (64) | (23) | (87) | 1 |
| Unrecognised past service costs | (2) | – | (2) | – |
| Net retirement benefit liabilities/(assets) | (70) | 39 | (31) | (92) |
| Represented by: | | | | |
| Retirement benefit assets | (163) | – | (163) | (92) |
| Retirement benefit liabilities | 93 | 39 | 132 | – |
| | (70) | 39 | (31) | (92) |

## 33. Retirement benefits (continued)

(b) Movements in the net retirement benefit liabilities/(assets) are as follows:

| | 2005 | | | |
|---|---|---|---|---|
| | Group | | | Company |
| | Defined benefit plans HK$M | Other post-employment benefits HK$M | Total HK$M | Defined benefit plans HK$M |
| At 1st January | (70) | 39 | (31) | (92) |
| Translation differences | (1) | – | (1) | – |
| Contributions paid | (110) | (3) | (113) | – |
| Net expenses recognised in the profit and loss account | 83 | 6 | 89 | (3) |
| At 31st December | (98) | 42 | (56) | (95) |

| | 2004 | | | |
|---|---|---|---|---|
| | Group | | | Company |
| | Defined benefit plans HK$M | Other post-employment benefits HK$M | Total HK$M | Defined benefit plans HK$M |
| At 1st January | (49) | 34 | (15) | (90) |
| Dissolution of a subsidiary company | 6 | – | 6 | – |
| Contributions paid | (102) | (2) | (104) | – |
| Net expenses recognised in the profit and loss account | 75 | 7 | 82 | (2) |
| At 31st December | (70) | 39 | (31) | (92) |

## 33. Retirement benefits (continued)

(c) Net expenses recognised in the consolidated profit and loss account are as follows:

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | | 2004 | | |
| | Defined benefit plans HK$M | Other post-employment benefits HK$M | Total HK$M | Defined benefit plans HK$M | Other post-employment benefits HK$M | Total HK$M |
| Current service cost | **92** | **2** | **94** | 89 | 2 | 91 |
| Interest cost | **68** | **3** | **71** | 56 | 3 | 59 |
| Expected return on plan assets | **(80)** | **–** | **(80)** | (71) | – | (71) |
| Past service costs recognised | **–** | **–** | **–** | (1) | – | (1) |
| Net actuarial losses recognised | **3** | **1** | **4** | 2 | 2 | 4 |
| | **83** | **6** | **89** | 75 | 7 | 82 |

The above net expenses were mainly included in administrative expenses in the consolidated profit and loss account.

The actual return on defined benefit plan assets was a gain of HK$118 million (2004: HK$152 million).

(d) The principal actuarial assumptions used are as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Group | | Group | |
| | Defined benefit plans % | Other post-employment benefits % | Defined benefit plans % | Other post-employment benefits % |
| Discount rate | **3.75 – 6.0** | **6.0** | 3.25 – 6.25 | 6.25 |
| Expected rate of return on plan assets | **2.75 – 8.0** | **N/A** | 2.75 – 8.25 | N/A |
| Expected rate of future salary increases | **2.5 – 5.0** | **N/A** | 2 – 5.5 | N/A |
| Expected rate of increase in cost of covered health care benefits | **N/A** | **9.0** | N/A | 9.0 |

## 34. Share capital

| | Company | | | | |
|---|---|---|---|---|---|
| | 'A' shares of HK$0.60 each | 'B' shares of HK$0.12 each | 'A' shares HK$M | 'B' shares HK$M | Total HK$M |
| **Authorised:** | | | | | |
| At 31st December 2005 and 2004 | 1,140,000,000 | 3,600,000,000 | 684 | 432 | 1,116 |
| **Issued and fully paid:** | | | | | |
| At 31st December 2005 and 2004 | 930,375,385 | 3,003,486,271 | 558 | 361 | 919 |

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company did not purchase, sell or redeem any of its shares.

## 35. Reserves

| | Revenue reserve HK$M | Property valuation reserve HK$M | Share premium account HK$M | Capital redemption reserve HK$M | Investment revaluation reserve HK$M | Cash flow hedge reserve HK$M | Total HK$M |
|---|---|---|---|---|---|---|---|
| ***Company*** | | | | | | | |
| At 1st January 2004 | 10,496 | – | 342 | 33 | – | – | 10,871 |
| Profit for the year | 3,649 | – | – | – | – | – | 3,649 |
| 2003 Final dividend (note 13) | (1,562) | – | – | – | – | – | (1,562) |
| 2004 Interim dividend (note 13) | (888) | – | – | – | – | – | (888) |
| At 31st December 2004 | 11,695 | – | 342 | 33 | – | – | 12,070 |
| At 1st January 2005 | 11,695 | – | 342 | 33 | – | – | 12,070 |
| Profit for the year | 6,347 | – | – | – | – | – | 6,347 |
| 2004 Final dividend (note 13) | (2,174) | – | – | – | – | – | (2,174) |
| 2005 Interim dividend (note 13) | (919) | – | – | – | – | – | (919) |
| Revaluation surplus on available-for-sale investments recognised during the year | – | – | – | – | 61 | – | 61 |
| At 31st December 2005 | 14,949 | – | 342 | 33 | 61 | – | 15,385 |
| ***Group*** | | | | | | | |
| At 1st January 2004 | | | | | | | |
| – as originally stated | 47,200 | 19,673 | 342 | 33 | 156 | (363) | 67,041 |
| – change in accounting standards | | | | | | | |
| Prior year adjustments for | | | | | | | |
| – HKAS 32 | (15) | – | – | – | – | – | (15) |
| – HKAS 40 | 18,799 | (19,673) | – | – | – | – | (874) |
| – HKAS 28 | 46 | – | – | – | – | – | 46 |
| – HKAS-Int 21 | (4,794) | – | – | – | – | – | (4,794) |
| | 14,036 | (19,673) | – | – | – | – | (5,637) |
| – as restated | 61,236 | - | 342 | 33 | 156 | (363) | 61,404 |
| Profit for the year | 18,818 | – | – | – | – | – | 18,818 |
| 2003 Final dividend (note 13) | (1,562) | – | – | – | – | – | (1,562) |
| 2004 Interim dividend (note 13) | (888) | – | – | – | – | – | (888) |
| Goodwill reinstated on disposal of jointly controlled and associated companies | 36 | – | – | – | – | – | 36 |
| Exchange differences on cash flow hedges | | | | | | | |
| – recognised during the year | – | – | – | – | – | (449) | (449) |
| – deferred tax recognised | – | – | – | – | – | 32 | 32 |
| – transferred to the profit and loss account | – | – | – | – | – | 178 | 178 |
| Net fair value gains on available-for-sale investments recognised during the year | – | – | – | – | 76 | – | 76 |
| Exchange differences | 61 | – | – | – | – | – | 61 |
| At 31st December 2004 | 77,701 | – | 342 | 33 | 232 | (602) | 77,706 |

## 35. Reserves (continued)

| | Revenue reserve HK$M | Property valuation reserve HK$M | Share premium account HK$M | Capital redemption reserve HK$M | Investment revaluation reserve HK$M | Cash flow hedge reserve HK$M | Total HK$M |
|---|---|---|---|---|---|---|---|
| ***Group*** | | | | | | | |
| At 1st January 2005 | | | | | | | |
| – as per above | 77,701 | – | 342 | 33 | 232 | (602) | 77,706 |
| – opening adjustment for HKAS 39 | (126) | – | – | – | – | 80 | (46) |
| – as restated | 77,575 | – | 342 | 33 | 232 | (522) | 77,660 |
| Profit for the year | 18,757 | – | – | – | – | – | 18,757 |
| 2004 Final dividend (note 13) | (2,174) | – | – | – | – | – | (2,174) |
| 2005 Interim dividend (note 13) | (919) | – | – | – | – | – | (919) |
| Net fair value gains on available-for-sale investments recognised during the year | – | – | – | – | 60 | – | 60 |
| Exchange differences on cash flow hedges | | | | | | | |
| – recognised during the year | – | – | – | – | – | 572 | 572 |
| – deferred tax recognised | – | – | – | – | – | (83) | (83) |
| – transferred to the profit and loss account | – | – | – | – | – | 124 | 124 |
| – transferred to initial costs of hedged items | – | – | – | – | – | (81) | (81) |
| Exchange differences | 8 | – | – | – | – | – | 8 |
| At 31st December 2005 | 93,247 | – | 342 | 33 | 292 | 10 | 93,924 |

The group revenue reserve includes accumulated losses from jointly controlled companies amounting to HK$2,173 million (2004: HK$2,270 million) and retained revenue reserves from associated companies amounting to HK16,124 million (2004: HK$14,909 million).

(a) Distributable reserves of the Company at 31st December 2005 amounted to HK$14,949 million (2004: HK$11,695 million).

(b) The revenue reserve includes HK$2,235 million (2004: HK$2,174 million) representing the proposed final dividend for the year (note 13).

## 36. Minority interests

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| At 1st January | | |
| – as originally stated | **6,544** | 5,231 |
| – prior year adjustments | **(601)** | (414) |
| | **5,943** | 4,817 |
| – opening adjustment for HKAS 39 | **(3)** | – |
| – as restated | **5,940** | 4,817 |
| Capital contribution | **–** | 15 |
| Repayment of capital contribution | **(314)** | (297) |
| Share of revaluation surplus on available-for-sale investments | **7** | – |
| Share of profits less losses | **877** | 1,504 |
| Dividends paid and payable | **(593)** | (99) |
| Translation differences | **12** | 3 |
| At 31st December | **5,929** | 5,943 |

## 37. Contingencies and commitments

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| **(a) Outstanding commitments for capital expenditure at the year end:** | | | | |
| Property, plant and equipment | | | | |
| Contracted for but not provided for in the accounts | **1,924** | 2,179 | **99** | 99 |
| Authorised by Directors but not contracted for | **4,259** | 2,755 | **–** | – |
| Investment properties | | | | |
| Contracted for but not provided for in the accounts | **199** | 480 | **–** | – |
| Authorised by Directors but not contracted for | **2,694** | 147 | **–** | – |
| **(b) Outstanding commitments for capital expenditure at the year end (included in (a) above) relating to the group's interest in jointly controlled companies:** | | | | |
| Contracted for but not provided for in the accounts | **99** | 99 | **99** | 99 |
| **(c) In addition, the group's share of the capital commitments of its jointly controlled companies at the year end (not included in (a) above):** | | | | |
| Contracted for but not provided for in the accounts | **78** | 136 | **–** | – |
| Authorised by Directors but not contracted for | **92** | 97 | **–** | – |
| **(d) Guarantees have been given in respect of bank loans and other liabilities outstanding at 31st December amounting to:** | | | | |
| Subsidiary companies | **–** | – | **7,274** | 9,443 |
| Jointly controlled companies | **1,204** | 1,229 | **1,204** | 1,229 |
| Associated companies | **9** | 30 | **–** | – |
| Third parties | **165** | 166 | **–** | – |
| | **1,378** | 1,425 | **8,478** | 10,672 |

## 38. Operating lease arrangements

The group acts as both lessor and lessee under operating leases. Details of the group's commitments under non-cancellable operating leases are set out as follows:

**(a) Lessor**

The group leases out land and buildings and vessels under operating leases. The leases for land and buildings typically run for a period of three to six years. The turnover-related rental income received during the year amounted to HK$116 million (2004: HK$103 million). The leases for vessels typically run for an initial period of six months to five years with an option to renew the lease after that date, at which time all terms are renegotiated.

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases receivable by the group were as follows:

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Land and buildings: | | | | |
| Not later than one year | **2,817** | 2,573 | **9** | 9 |
| Later than one year but not later than five years | **5,072** | 3,933 | **2** | 3 |
| Later than five years | **796** | 435 | **–** | – |
| | **8,685** | 6,941 | **11** | 12 |
| Vessels: | | | | |
| Not later than one year | **794** | 501 | **–** | – |
| Later than one year but not later than five years | **355** | 58 | **–** | – |
| Later than five years | **146** | – | **–** | – |
| | **1,295** | 559 | **–** | – |
| | **9,980** | 7,500 | **11** | 12 |

Assets held for deployment in operating leases at 31st December were as follows:

| | **Group** | | | | **Company** | |
|---|---|---|---|---|---|---|
| | **2005** | | 2004 | | **2005** | 2004 |
| | **Investment Property HK$M** | **Vessels HK$M** | Investment Property HK$M | Vessels HK$M | **Investment property HK$M** | Investment property HK$M |
| Cost or revaluation | **81,264** | **5,141** | 72,003 | 4,550 | **514** | 508 |
| Less: accumulated depreciation | **–** | **1,618** | – | 1,496 | **–** | – |
| Net book value | **81,264** | **3,523** | 72,003 | 3,054 | **514** | 508 |
| Depreciation for the year | **–** | **187** | – | 173 | **–** | – |

## 38. Operating lease arrangements (continued)

**(b) Lessee**

The group leases land and buildings, vessels and other equipment under operating leases. These leases typically run for an initial period of one to nine years with an option to renew the lease after that date, at which time all terms are renegotiated. The turnover-related rentals paid during the year amounted to HK$11 million (2004: HK$7 million).

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases payable by the group were as follows:

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| Land and buildings: | | |
| Not later than one year | **167** | 107 |
| Later than one year but not later than five years | **181** | 148 |
| Later than five years | **11** | 11 |
| | **359** | 266 |
| Vessels: | | |
| Not later than one year | **18** | 8 |
| Other equipment: | | |
| Not later than one year | **21** | 19 |
| | **398** | 293 |

The Company did not have any material operating lease commitments at 31st December 2005 and 2004.

## 39. Related party transactions

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK") provided services to various companies in the group and under which costs were reimbursed and fees payable. In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The Agreements took effect from 1st January 2005 and will terminate on 31st December 2007. For the year ended 31st December 2005, service fees payable amounted to HK$130 million (2004: HK$122 million). Expenses of HK$67 million (2004: HK$67 million) were reimbursed at cost; in addition, HK$129 million (2004: HK$138 million) in respect of shared administrative services were reimbursed.

The above transactions (except shared administrative services) are continuing connected transactions which give rise to disclosure obligation under Chapter 14A of the Listing Rules. (Please also refer to the Directors' Report on pages 66 to 67.)

The following is a summary of other significant transactions between the group and related parties, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the group's business. These transactions were not connected transactions or continuing connected transactions under the Listing Rules.

| | Notes | Jointly controlled companies | | Associated companies | | Fellow subsidiaries | | Intermediate holding company | |
|---|---|---|---|---|---|---|---|---|---|
| | | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| Revenue from | (a) | | | | | | | | |
| – Sales of beverage drinks | | **–** | – | **12** | 12 | **–** | – | **–** | – |
| – Sales of other goods | | **–** | 29 | **–** | – | **–** | – | **–** | – |
| – Rendering of services | | **26** | 27 | **10** | 8 | **–** | – | **–** | – |
| Purchases of beverage cans | (a) | **146** | 140 | **–** | – | **–** | – | **–** | – |
| Purchases of other goods | (a) | **34** | 57 | **–** | – | **–** | – | **–** | – |
| Purchases of services | (a) | **–** | – | **18** | 14 | **13** | 10 | **–** | – |
| Rental revenue | (b) | **–** | 5 | **5** | 7 | **6** | 7 | **34** | 37 |
| Interest income | (c) | **7** | 7 | **19** | 10 | **–** | – | **–** | – |
| Interest charges | (c) | **7** | 1 | **–** | – | **–** | – | **–** | – |
| Disposal of a subsidary | | **–** | – | **–** | – | **40** | – | **–** | – |

The Company's subsidiary, Swire Coca-Cola Beverages Xiamen Limited ("SCCXM") extended a loan of RMB20 million to each of Swire Coca-Cola Beverages Hefei Limited, Nanjing BC Foods Co. Ltd., Taikoo (Guangzhou) Sugar Limited and Sunshine Melody (Guangzhou) Properties Management Limited, all being subsidaries of the Company. As security for these loans, another subsidiary of the Company, Swire Beverages Limited, entered into a Pledge Agreement with SCCXM on 4th January, 2006 to pledge the dividends receivable from SCCXM. These loans and the transaction under the pledge agreement were not connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

Amounts due to intermediate holding company at 31st December 2005 are disclosed in note 28. These balances arise in the normal course of business, are non-interest-bearing and have no fixed settlement dates.

**Notes:**

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Loans advanced to jointly controlled and associated companies at 31st December 2005 are disclosed in notes 20 and 21 respectively, whilst loans due to jointly controlled and associated companies are disclosed in note 28.

(d) A subsidiary company was disposed to a fellow subsidiary of the group at valuation of the business.

(e) Key management compensation has been disclosed in notes 8 and 9.

## 40. Notes to the consolidated cash flow statement

| | Group | |
|---|---|---|
| | **2005 HK$M** | 2004 HK$M |
| **(a) Reconciliation of operating profit to cash generated from operations** | | |
| Operating profit | **19,842** | 20,981 |
| Profit on sale of a subsidiary | **(21)** | – |
| Profit on disposal of investment properties | **(93)** | (245) |
| Change in fair value of investment properties | **(11,887)** | (15,730) |
| Valuation gain on investment properties from transfer of interest element of land premium to finance cost | **(158)** | (500) |
| Depreciation of property, plant and equipment | **515** | 516 |
| Profit on disposal of property, plant and equipment | **(4)** | (36) |
| Amortisation of deferred expenditure | **21** | 40 |
| Amortisation of leasehold land and land use rights | **2** | – |
| Amortisation of intangible assets | **10** | 7 |
| Impairment losses on: | | |
| Property, plant and equipment | **8** | 21 |
| Available-for-sale investments | **–** | 15 |
| Profit on sale of shares in jointly controlled and associated companies | **(2,270)** | (44) |
| Other items | **(57)** | (40) |
| **Operating profit before working capital changes** | **5,908** | 4,985 |
| (Increase) /decrease in long-term receivables | **(6)** | 9 |
| Increase in deferred expenditure | **(128)** | (21) |
| Decrease in properties for sale | **438** | 915 |
| Increase in stocks and work in progress | **(171)** | (375) |
| (Increase)/decrease in trade and other receivables | **(455)** | 476 |
| (Decrease)/increase in trade and other payables | **(556)** | 75 |
| **Cash generated from operations** | **5,030** | 6,064 |
| **(b) Purchase of property, plant and equipment** | | |
| Properties | **89** | 87 |
| Plant and machinery | **235** | 217 |
| Vessels | **1,000** | 469 |
| Total | **1,324** | 773 |

The above figures do not include interest capitalised on property, plant and equipment.

# 40. Notes to the consolidated cash flow statement (continued)

| | Group 2005 HK$M | Group 2004 HK$M |
|---|---|---|
| **(c) Sale of a subsidiary company** | | |
| Net assets disposed of: | | |
| Property, plant and equipment | **48** | – |
| Trade and other receivables | **3** | – |
| Short-term deposits and bank balances | **3** | – |
| Long-term loans | **(34)** | – |
| Trade and other payables | **(1)** | – |
| | **19** | – |
| Profit on disposal | **21** | – |
| | **40** | – |
| Satisfied by: | | |
| Cash | **37** | – |
| Receivable | **3** | – |
| | **40** | |
| Analysis of net inflow of cash and cash equivalents in respect of the sale of a subsidary company: | | |
| Cash proceeds | **37** | – |
| Less: short-term deposits and bank balances in the subsidiary company disposed of | **(3)** | – |
| Net inflow of cash and cash equivalent in respect of the sale of a subsidiary company | **34** | – |

**(d) Analysis of changes in financing during the year**

| | Group | | | |
|---|---|---|---|---|
| | Loans, bonds and perpetual capital securities | | Minority interests | |
| | **2005 HK$M** | 2004 HK$M | **2005 HK$M** | 2004 HK$M |
| At 1st January | **9,841** | 10,668 | **5,943** | 4,817 |
| Net cash outflow from financing | **(2,297)** | (816) | **(314)** | (282) |
| Disposal of subsidiary | **(34)** | – | – | – |
| Minority interests' share of profits less losses | – | – | **877** | 1,504 |
| Dividends paid | – | – | **(593)** | (99) |
| Other non-cash movements | **(76)** | (11) | **16** | 3 |
| At 31st December | **7,434** | 9,841 | **5,929** | 5,943 |

# 41. Immediate and ultimate holding company

The immediate holding company is John Swire & Sons (H.K.) Limited, a company incorporated in Hong Kong.

The ultimate holding company is John Swire & Sons Limited, a company incorporated in the United Kingdom.

# Principal Accounting Policies

## 1. Basis of accounting

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investment properties and available-for-sale investments, which are carried at fair value.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the accounts, are disclosed in Note 3 to the accounts.

## 2. Basis of consolidation

The consolidated accounts of the group incorporate the accounts of Swire Pacific Limited and all its subsidiary companies made up to 31st December. Subsidiary companies are those entities in which the group, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiary companies are included in the consolidated profit and loss account and minority interests therein are disclosed separately as a component of the consolidated profit after tax. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date on which control is transferred to the group or to the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the profit and loss account.

All significant intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary companies have been changed where necessary to ensure consistency with the policies adopted by the group.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies. The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group that are recorded in the profit and loss account. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary company.

In the Company's balance sheet the investments in subsidiary, jointly controlled and associated companies are stated at cost less provision for any impairment losses. The results of subsidiary, jointly controlled and associated companies are accounted for by the Company on the basis of dividends received and receivable.

## 3. Jointly controlled and associated companies

Jointly controlled companies are those companies held for the long-term, over which the group is in a position to exercise joint control with other venturers in accordance with contractual arrangements, and where none of the participating parties has unilateral control over the economic activity of the joint venture.

Associated companies are those companies over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in jointly controlled and associated companies are accounted for by the equity method of accounting and are initially recognised at cost. The group's investments in jointly controlled and associated companies include goodwill (net of any accumulated impairment loss) identified on acquisitions.

The group's share of its jointly controlled and associated companies' post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group's share of losses in a jointly controlled or an associated company equals or exceeds its interest in the jointly controlled or associated company, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled or associated company.

Unrealised gains on transactions between the group and its jointly controlled and associated companies are eliminated to the extent of the group's interest in these companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled and associated companies have been changed where necessary to ensure consistency with the policies adopted by the group.

## 4. Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale investments, are included in the investment revaluation reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) Income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

## 5. Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated group, is classified as investment property. Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met.

Investment properties are carried at fair values and are valued at least annually by independent valuers. The valuations are performed in accordance with the Valuation Standards on Properties issued by the Hong Kong Institute of Surveyors and are on an open market basis, related to individual properties, and separate values are not attributed to land and buildings. Investment property that is being redeveloped for continuing use as investment property continues to be measured at fair value. Changes in fair values are recognised in the profit and loss account.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

## 6. Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

With the exception of freehold land, all other assets under this category are depreciated at rates sufficient to write off their original costs to estimated residual values using the straight-line method over their anticipated useful lives in the following manner:

| | |
|---|---|
| Properties | 2% to 5% per annum |
| Plant and machinery | 7% to 34% per annum |
| Vessels | 4% to 7% per annum |

The assets' expected useful lives and residual values are regularly reviewed and adjusted, if appropriate, at each balance sheet date to take into account operational experience and changing circumstances.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

## 7. Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary, jointly controlled and associated companies at the date of acquisition. Goodwill on acquisition of a foreign operation is treated as an asset of the foreign operation and translated at closing rate.

Goodwill on acquisition of a subsidiary company is included in intangible assets. Goodwill on acquisitions of associated and jointly controlled companies is included in investments in associated and jointly controlled companies respectively. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Impairment losses recognised on goodwill are not reversed.

(b) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Computer software costs recognised as assets are amortised over their estimated useful lives.

## 8. Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation. These assets are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

## 9. Investments

The group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets/liabilities at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and financial assets/liabilities designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets/liabilities in this category are classified as current if they are either held for trading or are expected to be realised/settled within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date where these are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group's management has the positive intention and ability to hold to maturity. During the year, the group did not hold any investments in this category.

(d) Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on their trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the profit and loss account in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary available-for-sale investments are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains and losses from investments.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale investments) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair value. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining whether the investments are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

## 10. Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of net investments in foreign operations.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or property, plant and equipment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.

(d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

## 11. Deferred expenditure

Expenditure incurred in leasing the group's property during construction is deferred and amortised on a straight-line basis to the profit and loss account upon occupation of the property over a period not exceeding five years.

## 12. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost represents average unit cost and net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. The costs of finished goods and work in progress comprise direct material and labour costs and an appropriate proportion of production overhead expenses less provisions for foreseeable losses. Cost includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchase of raw materials or stocks.

## 13. Properties under development for sale

Properties under development for sale are included under current assets and comprise freehold and leasehold land, construction costs and interest costs capitalised and less provisions for possible losses.

## 14. Accounts receivable

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Accounts receivable in the balance sheet are stated net of such provision.

## 15. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term highly liquid investments which were within three months of maturity when acquired, less bank overdrafts.

## 16. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the initiation of the borrowings, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated either at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the profit and loss account over the period of the borrowings using the effective interest method or at fair value through profit and loss.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

## 17. Borrowing costs

Interest costs incurred are charged to the profit and loss account except for those interest charges attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) which are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

## 18. Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Receipts or payments made under operating leases (net of any incentives paid to lessees or received from the lessors) are recognised as income or expense in the profit and loss account on a straight-line basis over the period of the lease.

## 19. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary, jointly controlled and associated companies, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

## 20. Revenue recognition

Sales of goods are recognised when the goods are delivered to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.

Sales of services are recognised in the accounting period in which the services are rendered.

Sales of properties are recognised when the significant risks and rewards of ownership of the properties are transferred to the buyers and the collectibility of the related receivables is reasonably assured.

Charter hire income is recognised over the charter hire period in accordance with the charter hire agreements.

Rental income is recognised on a straight-line basis over the period of the lease.

Interest income is recognised on a time-proportion basis using the effective interest method.

## 21. Related parties

Related parties are individuals and companies, including subsidiary, fellow subsidiary, jointly controlled and associated companies and key management (including close members of their families), where the individual, company or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

## 22. Retirement benefits

The group operates a number of defined benefit and defined contribution retirement benefit schemes for its employees, the assets of which are generally held in separate trustee-administered funds. The schemes are generally funded by payments from the relevant group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The group's contributions to the defined contribution schemes are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit schemes, retirement benefit costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees. The retirement benefit obligation is either measured as the present value of the estimated future cash outflows using market yields on Exchange Fund Notes in Hong Kong and corporate bonds overseas which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Cumulative unrecognised net actuarial gains and losses at the previous financial year end, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the plan assets, are recognised over the expected average remaining working lives of the employees participating in the plan. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

## 23. Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

## 24. Dividend distribution

Final dividend distribution to the Company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the Company's shareholders.

## 25. Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

# Principal subsidiary, jointly controlled and associated companies and investments

**Showing proportion of capital owned at 31st December 2005**

| | Attributable to the group % | Owned directly % | Owned by subsidiaries % | Issued share capital | Principal activities |
|---|---|---|---|---|---|
| **PROPERTY DIVISION** | | | | | |
| *Subsidiary companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Cathay Limited | 100 | – | 100 | 807 shares of HK$10 | Property investment |
| Cityplaza Holdings Limited | 100 | – | 100 | 100 shares of HK$10 | Property investment |
| Coventry Estates Limited | 100 | – | 100 | 4 shares of HK$10 | Property investment |
| Festival Walk Holdings Limited | 50 | – | 50 | 100,000 shares of HK$10 | Property investment |
| | 100 | – | 100 | 1 special rights redeemable preference share of HK$10 | |
| One Queen's Road East Limited | 100 | | 100 | 2 shares of HK$1 | Property investment |
| Oriental Landscapes Limited | 100 | – | 100 | 50,000 shares of HK$10 | Landscaping services |
| Pacific Place Holdings Limited | 100 | – | 100 | 2 shares of HK$1 | Property investment |
| Redhill Properties Limited | 100 | – | 100 | 250,000 shares of HK$1 | Property investment |
| Swire Properties Limited | 100 | 100 | – | 612,036,542 shares of HK$1 | Holding company |
| Swire Properties Projects Limited | 100 | – | 100 | 2 shares of HK$1 | Project management |
| Swire Properties Real Estate Agency Limited | 100 | – | 100 | 2 shares of HK$10 | Real estate agency |
| Swire Properties Management Limited | 100 | – | 100 | 2 shares of HK$10 | Property management |
| TaiKoo Place Holdings Limited | 100 | – | 100 | 2 shares of HK$1 | Property investment |
| Winimak International Company Limited | 100 | – | 100 | 2 shares of HK$1 | Property investment |
| **Incorporated in Mainland China:** | | | | | |
| *(Sino-foreign joint venture)* | | | | | |
| Taikoo Hui (Guangzhou) Development Co. Ltd. | 97 | – | 97 | Registered capital of RMB1,334,000,000 | Property investment |
| **Incorporated in the United States:** | | | | | |
| Swire Development Sales Inc. (formerly known as Carbonell Realty Sales Inc.) | 100 | – | 100 | 1,000 shares of US¢1 | Real estate agency |
| Swire JadeCo Inc. | 100 | – | 100 | 100 shares of US¢1 | Property trading |
| Swire Pacific Holdings Inc. (see also Beverages division) | 100 | – | 100 | 8,950.28 shares of US$1 | Property development and manufacture and sale of non-alcoholic beverages |
| Swire Realty Sales Inc. | 100 | – | 100 | 1,000 shares of US¢1 | Real estate agency |
| Swire Carbonell Inc. | 100 | – | 100 | 100 shares of US¢1 | Property trading |
| Swire Carbonell One LLC | 100 | – | 100 | – | Property trading |
| Swire Properties One Inc. | 100 | – | 100 | 100 shares of US¢1 | Property trading |
| **Incorporated in the British Virgin Islands:** | | | | | |
| Charming Grace Limited | 100 | – | 100 | 1 share of US$1 | Property development |
| Cherry Blossom International Limited | 100 | – | 100 | 1 share of US$1 | Property investment |
| Swire and Island Communication Developments Limited | 60 | – | 60 | 100 shares of HK$10 | Property trading and investment |

**Notes:**

1) This table lists the principal subsidiary, jointly controlled and associated companies of the group which, in the opinion of the Directors, materially contribute to the net income of the group or hold a material portion of the assets, or liabilities of the group. To give full details of these companies would, in the opinion of the Directors, result in particulars of excessive length.
2) Unless otherwise stated, the principal country of operation of each subsidiary is the same as its country of incorporation. The activities of shipowning and operating are international, and are not attributable to a principal country of operation.
3) * Group interest held through jointly controlled and associated companies.
4) • Companies not audited by PricewaterhouseCoopers. These companies account for approximately 21.8% of attributable net assets at 31st December 2005.

| | Attributable to the group % | Owned directly % | Owned by subsidiaries % | Issued share capital | Principal activities |
|---|---|---|---|---|---|
| **PROPERTY DIVISION (continued)** | | | | | |
| *Jointly controlled companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Hareton Limited | 50 | – | 50 | 100 shares of HK$10 | Property trading |
| Newfoundworld Investment Holdings Limited | 20 | – | * | 4 shares of US$1 | Holding company |
| **Incorporated in the United States:** | | | | | |
| Swire Brickell Key Hotel Limited | 75 | – | 75 | Florida Partnership | Hotel investment |
| **Incorporated in the British Virgin Islands:** | | | | | |
| Island Land Development Limited | 50 | – | 50 | 100 shares of HK$10 | Property investment |
| *Associated companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Queensway Hotel Limited | 20 | – | * | 100,000 shares of HK$10 | Hotel investment |
| Shangri-La International Hotels (Pacific Place) Limited | 20 | – | 20 | 5,000 shares of HK$1 | Hotel investment |
| Greenroll Limited• | 20 | – | 20 | 45,441,000 shares of HK$10 | Hotel investment |
| *Available-for-sale investment:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Join Resources Limited | 16.7 | – | 16.7 | 10,000 shares of HK$1 | Property investment |
| **AVIATION DIVISION** | | | | | |
| *Subsidiary company:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Swire Aviation Limited | 66.7 | 66.7 | – | 5,000 shares of HK$10 | Investment holding |
| *Associated companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Abacus Distribution Systems (Hong Kong) Limited• | 24.7 | – | * | 15,600,000 shares of HK$1 | Computerised reservation systems and related services |
| AHK Air Hong Kong Limited• | 27.8 | – | * | 54,402,000 A shares of HK$1 and 36,268,000 B shares of HK$1 | Cargo airline |
| Airline Property Limited• | 46.33 | – | * | 2 shares of HK$10 | Property investment |
| Airline Stores Property Limited• | 46.33 | – | * | 2 shares of HK$10 | Property investment |
| Airline Training Property Limited• | 46.33 | – | * | 2 shares of HK$10 | Property investment |
| Cathay Holidays Limited• | 46.33 | – | * | 5,000 shares of HK$100 | Travel tour operator |
| Cathay Pacific Airways Limited • | 46.33 | 46.33 | – | 3,380,632,348 shares of HK$0.20 | Operation of scheduled airline services |
| Cathay Pacific Catering Services (HK) Limited• | 46.33 | – | * | 600 shares of HK$1,000 | Airline catering |
| Cathay Pacific Loyalty Programmes Limited• | 46.33 | – | * | 2 shares of HK$1 | Travel reward programme |
| Global Logistics System (HK) Company Limited• | 44.8 | – | * | 100 shares of HK$10 | Computer network for interchange of air cargo related information |
| Goodrich Asia-Pacific Limited | 22.1 | – | * | 9,200,000 shares of HK$1 | Carbon brake machining and wheel hub overhaul |
| Hong Kong Aero Engine Services Limited• | 20.3 | – | * | 20 shares of HK$10 | Commercial aero engine overhaul services |
| Hong Kong Air Cargo Terminals Limited | 24.6 | – | 30&* | 600,000 shares of HK$100 | Air cargo handling service |
| Hong Kong Aircraft Engineering Company Limited | 45.1 | 32.4 | * | 166,324,850 shares of HK$1 | Aircraft overhaul and maintenance |
| Hong Kong Airport Services Limited• | 37.7 | – | * | 100 shares of HK$1 | Provision of ground and ramp handling services |
| Hong Kong Dragon Airlines Limited | 17.7 | – | 7.7&* | 500,000,000 shares of HK$1 | Airline |
| IN-Services Asia Limited | 15.8 | – | * | 7,800,000 shares of HK$1 | Aircraft component trading and repair services |

# Principal subsidiary, jointly controlled and associated companies and investments

**Showing proportion of capital owned at 31st December 2005**

| | Attributable to the group % | Owned directly % | Owned by subsidiaries % | Issued share capital | Principal activities |
|---|---|---|---|---|---|
| **AVIATION DIVISION (continued)** | | | | | |
| *Associated companies (continued):* | | | | | |
| **Incorporated in Hong Kong (continued):** | | | | | |
| South China Aero Technology Limited | 27.1 | – | * | 500,000 shares of HK$1 | Aircraft product trading |
| EADS SOGERMA HAECO Services Company Limited | 22.6 | – | * | 2,000,000 shares of HK$1 | Aircraft components repairs services |
| Vogue Laundry Service Limited• | 46.33 | – | * | 3,700 shares of HK$500 | Laundry and dry cleaning |
| **Incorporated in Mainland China:** | | | | | |
| *(Wholly foreign owned enterprise)* | | | | | |
| Guangzhou Guo Tai Information Processing Company Limited• | 46.33 | – | * | Registered capital of HK$7,000,000 | Information processing |
| *(Sino-foreign joint ventures)* | | | | | |
| Honeywell TAECO Aerospace (Xiamen) Company Limited | 14.2 | – | * | Registered capital of US$5,000,000 | Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs |
| Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited• | 10.1 | – | * | Registered capital of US$5,000,000 | Aircraft fuel control, flight control and electrical component repairs |
| Taikoo (Shandong) Aircraft Engineering Company Limited• | 11.9 | – | * | Registered capital of RMB86,000,000 | Heavy maintenance services for narrow-bodied aircraft |
| Taikoo (Xiamen) Aircraft Engineering Company Limited | 28.8 | – | * | Registered capital of US$41,500,000 | Aircraft overhaul and maintenance |
| **Incorporated in Canada:** | | | | | |
| CLS Catering Services Limited• | 27.8 | – | * | 330,081 shares of no par value and 1,500,000 preference shares of CAD1.00 | Airline catering |
| **Incorporated in Bermuda:** | | | | | |
| Troon Limited• | 46.33 | – | * | 12,000 shares of US$1 | Financial services |
| **Incorporated in Isle of Man:** | | | | | |
| Cathay Pacific Aircraft Services Limited• | 46.33 | – | * | 10,000 shares of US$1 | Aircraft acquisition facilitator |
| Snowdon Limited• | 46.33 | – | * | 2 shares of GBP1 | Financial services |
| **Incorporated in Japan:** | | | | | |
| Cathay Kansai Terminal Services Company Limited• | 22.5 | – | * | 10,574 shares of JPY50,000 | Ground handling |
| **Incorporated in the Philippines:** | | | | | |
| Cebu Pacific Catering Services Inc.• | 18.5 | – | * | 12,500,000 shares of PHP1 | Airline catering |
| **Incorporated in Taiwan:** | | | | | |
| China Pacific Catering Services Limited | 22.7 | – | * | 146,000,000 shares of NT$10 | Airline catering |
| **Incorporated in Singapore:** | | | | | |
| Singapore Aero Engine Services Private Limited• | 4.1 | – | * | Registered capital of US$54,000,000 | Trent engine overhaul services |
| **Incorporated in Vietnam:** | | | | | |
| VN/CX Catering Services Limited | 18.5 | – | * | 4,062,000 shares of no par value | Airline catering |
| **BEVERAGES DIVISION** | | | | | |
| *Subsidiary companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Swire Beverages Holdings Limited | 100 | 100 | – | 10,002 shares of HK$100 | Holding company |
| Swire Beverages Limited | 87.5 | – | 87.5 | 14,600 shares of US$500 | Holding company and sale of non-alcoholic beverages |
| Swire Coca-Cola HK Limited | 87.5 | – | 100 | 2,400,000 shares of HK$10 | Manufacture of non-alcoholic beverages |

| | Attributable to the group % | Owned directly % | Owned by subsidiaries % | Issued share capital | Principal activities |
|---|---|---|---|---|---|
| **BEVERAGES DIVISION (continued)** | | | | | |
| *Subsidiary companies (continued):* | | | | | |
| **Incorporated in Bermuda:** | | | | | |
| Swire Pacific Industries Limited (operating principally in Taiwan) | 100 | – | 100 | 12,000 shares of US$1 | Holding company |
| **Incorporated in British Virgin Islands:** | | | | | |
| Swire Coca-Cola Beverages Limited (operating principally in Taiwan) | 80 | – | 80 | 1,800,000,000 shares of US$0.01 | Manufacture of non-alcoholic beverages |
| Swire Coca-Cola (S&D) Limited (operating principally in Taiwan) | 80 | – | 80 | 2,000,000 shares of US$0.01 | Sale of non-alcoholic beverages |
| **Incorporated in the United States:** | | | | | |
| Swire Pacific Holdings Inc. (see also Property division) | 100 | – | 100 | 8,950.28 shares of US$1 | Manufacture and sale of non-alcoholic beverages and property development |
| *Jointly controlled companies:* | | | | | |
| **Incorporated in British Virgin Islands:** | | | | | |
| Swire Coca-Cola Vending Limited (operating principally in Taiwan) | 43.8 | – | 50 | 100 shares of US$1 | Sale of non-alcoholic beverages |
| **Incorporated in Mainland China:** | | | | | |
| *(Sino-foreign joint ventures)* | | | | | |
| Hangzhou BC Foods Company Limited | 44.6 | – | * | Registered capital of US$20 million | Manufacture and sale of non-alcoholic beverages |
| Nanjing BC Foods Company Limited | 44.6 | – | * | Registered capital of US$19 million | Manufacture and sale of non-alcoholic beverages |
| Swire Coca-Cola Beverages Hefei Limited | 59.5 | – | * | Registered capital of US$12 million | Manufacture and sale of non-alcoholic beverages |
| Swire Coca-Cola Beverages Xiamen Limited | 44.6 | – | 51 | Registered capital of US$52.74 million | Manufacture and sale of non-alcoholic beverages |
| Swire Coca-Cola Beverages Zhengzhou Limited | 60.7 | – | * | Registered capital of US$18 million | Manufacture and sale of non-alcoholic beverages |
| Swire Guangdong Coca-Cola (Huizhou) Limited | 44.6 | – | 20.4* | Registered capital US$5 million | Manufacture and sale of non-alcoholic beverages |
| Swire Guangdong Coca-Cola Limited | 44.6 | – | 51 | Registered capital of RMB510.67 million | Manufacture and sale of non-alcoholic beverages |
| *(Wholly foreign owned enterprises)* | | | | | |
| Swire BCD Co. Ltd. | 74.4 | – | 85 | Registered capital of US$60 million | Investment holding |
| Xian BC Coca-Cola Beverages Limited | 74.4 | – | * | Registered capital of US$20 million | Manufacture and sale of non-alcoholic beverages |

# Principal subsidiary, jointly controlled and associated companies and investments

**Showing proportion of capital owned at 31st December 2005**

| | Attributable to the group % | Owned directly % | Owned by subsidiaries % | Issued share capital | Principal activities |
|---|---|---|---|---|---|
| **MARINE SERVICES DIVISION** | | | | | |
| *Subsidiary companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Swire Pacific Ship Management Limited• | 100 | – | 100 | 1,000 shares of HK$100 | Ship personnel management |
| **Incorporated in Azerbaijan:** | | | | | |
| Swire Pacific Offshore (Caspian) LLC | 100 | – | 100 | US$5,000 | Chartering and operating vessels |
| **Incorporated in Australia:** | | | | | |
| Swire Pacific Ship Management (Australia) Pty. Ltd. (formerly known as Pacific Manning Company Pty Limited) | 100 | – | 100 | 20,000 shares of A$1 | Ship personnel management |
| Swire Pacific Offshore Pty Limited | 100 | – | 100 | 40,000 shares of A$1 | Ship owning and operating |
| **Incorporated in Bermuda:** | | | | | |
| SPO Ships Limited | 100 | – | 100 | 120 shares of US$100 | Ship owning and operating |
| Swire Pacific Offshore Holdings Limited | 100 | – | 100 | 500,000 shares of US$100 | Holding company |
| Swire Pacific Offshore Limited | 100 | – | 100 | 120 shares of US$100 | Management services |
| **Incorporated in Panama:** | | | | | |
| SPOL Vessels Corporation | 100 | – | 100 | 2 shares of no par value | Ship owning and operating |
| **Incorporated in the United Kingdom:** | | | | | |
| Swire Pacific Offshore (North Sea) Limited | 100 | – | 100 | 2 shares of £1 | Management services |
| **Incorporated in Singapore:** | | | | | |
| Swire Pacific Offshore Services (Pte) Limited | 100 | – | 100 | 500,000 shares of S$1 | Management services |
| Swire Pacific Offshore Operations (Pte) Limited | 100 | – | 100 | 500,000 shares of S$1 | Ship owning and operating |
| *Jointly controlled companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Hongkong United Dockyards Limited | 50 | 50 | – | 7,600,000 shares of HK$10 | Ship repairing and general engineering |
| HUD General Engineering Services Limited | 50 | – | * | 420,000 shares of HK$10 | General engineering services |
| The Hongkong Salvage & Towage Company Limited | 50 | 50 | – | 2,000,000 shares of HK$10 | Marine towage |
| **Incorporated in Mainland China:** | | | | | |
| *(Wholly foreign owned enterprises)* | | | | | |
| Shekou Container Terminals Limited• | 17.5 | | 17.5 | HK$200,000,000 | Container terminal operations |
| Shekou Container Terminals (Phase II) Co. Ltd.• | 17.15 | – | * | RMB608,475,000 | Container terminal operations |
| **Incorporated in Egypt:** | | | | | |
| Ocean Marine Services Limited | 33.3 | – | 33.3 | 16,000 shares of US$1,000 | Ship owning and operating |
| **Incorporated in Australia:** | | | | | |
| Australian Maritime Services Pty Ltd. | 27.5 | – | * | 1,390,000 shares of A$1 and 100 shares of A$18,664.07 | Marine towage |
| *Associated companies:* | | | | | |
| **Incorporated in Malaysia:** | | | | | |
| Bahtera Wira Sdn Bhd | 48.5 | – | 48.5 | 99,000 shares of MYR1 | Investment holding |
| Samudra Keris Sendirian Berhad | 49 | – | * | 100 shares of MYR1 | Ship owning |
| Samudra Wijaya Sendirian Berhad | 49 | – | * | 100 shares of MYR1 | Ship owning |
| Wira Swire Sendirian Berhad | 20 | – | 20 | 250,000 shares of MYR1 | Ship operating |
| **Incorporated in the Philippines:** | | | | | |
| Anscor Swire Ship Management Corporation• | 25 | – | 25 | 20,000 shares of Peso100 | Ship personnel management |
| **Incorporated in UAE:** | | | | | |
| Swire Pacific Offshore (Dubai) LLC | 49 | – | 49 | 300 shares of AED1,000 | Management services |

| | Attributable to the group % | Owned directly % | Owned by subsidiaries % | Issued share capital | Principal activities |
|---|---|---|---|---|---|
| **TRADING & INDUSTRIAL DIVISION** | | | | | |
| **- Industrial** | | | | | |
| *Subsidiary companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Swire Duro Limited | 100 | – | 100 | 38,460 shares of HK$100 | Marble fabrication |
| Swire Industrial Limited | 100 | 100 | – | 2 shares of HK$1 | Holding company |
| Taikoo Sugar Limited | 100 | – | 100 | 300,000 shares of HK$10 | Packing and trading of branded food products |
| *Jointly controlled companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| CROWN Beverage Cans Hong Kong Limited | 44.6 | – | 44.6 | 17,300,000 shares of HK$10 | Beverage can trading and distribution |
| Far East Landfill Technologies Limited | 26.5 | – | * | 1,000,000 ordinary shares of HK$1 | Design, construction and operation of landfill |
| ICI Swire Paints Limited• | 40 | – | 40 | 10,000 shares of HK$1 | Sales of paints and provision of related services |
| Swire SITA Waste Services Limited | 50 | – | 50 | 58,200,000 shares of HK$1 | Waste management |
| Waylung Waste Services Limited | 50 | – | * | 21,310,000 ordinary shares of HK$1 | Waste management |
| **Incorporated in Mainland China:** | | | | | |
| *(Sino-foreign joint ventures)* | | | | | |
| CROWN Beverage Cans Beijing Limited | 41.3 | – | * | Registered capital of US$27,600,000 | Beverage can manufacturing |
| CROWN Beverage Cans Huizhou Limited• | 44.1 | – | * | US$24,887,000 | Beverage can manufacturing |
| CROWN Beverage Cans Shanghai Limited | 26.7 | – | * | Registered capital of US$19,000,000 | Beverage can manufacturing |
| Foshan Continental Can Company Limited• | 22.3 | – | * | US$9,900,000 | Beverage can manufacturing |
| Foshan Crown Easy-Opening End Company Limited• | 22.3 | – | * | Registered capital of US$6,000,000 | Beverage can manufacturing |
| ICI Swire Paints (China) Limited• | 36 | – | 36 | HK$180 million | Paint manufacturing |
| *(Wholly foreign owned enterprise)* | | | | | |
| ICI Swire Paints (Shanghai) Company Limited• | 30 | – | 30 | Registered capital of US$25,640,000 | Paint manufacturing |
| **Incorporated in Macau:** | | | | | |
| CSR Macau-Companhia de Sistemas de Residuos, Lda | 40 | – | * | MOP10,000 | Waste management |
| **Incorporated in Vietnam:** | | | | | |
| CROWN Beverage Cans Hanoi Limited | 37.4 | – | * | US$24,910,000 | Beverage can manufacturing |

# Principal subsidiary, jointly controlled and associated companies and investments

**Showing proportion of capital owned at 31st December 2005**

| | Attributable to the group % | Owned directly % | Owned by subsidiaries % | Issued share capital | Principal activities |
|---|---|---|---|---|---|
| **TRADING & INDUSTRIAL DIVISION (continued)** | | | | | |
| **– Trading** | | | | | |
| *Subsidiary companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Bel Air Motors Limited | 100 | – | 100 | 1 share of HK$1 | Automobile distribution |
| Beldare Motors Limited | 100 | – | 100 | 10,000 shares of HK$100 | Automobile distribution |
| Liberty Limited | 100 | – | 100 | 2 shares of HK$10 | Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories |
| Liberty Motors Limited | 100 | – | 100 | 2 shares of HK$10 | Automobile distribution |
| Swire Resources Limited | 100 | – | 100 | 4,010,000 shares of HK$10 | Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories |
| Taikoo Commercial Vehicles Limited | 100 | – | 100 | 2,000 shares of HK$1 | Automobile distribution |
| Yuntung Motors Limited | 100 | – | 100 | 2 shares of HK$1 | Automobile distribution |
| **Incorporated in Mainland China:** | | | | | |
| *(Wholly foreign owned enterprise)* | | | | | |
| Swire Resources (Shanghai) Trading Company Limited | 100 | – | 100 | US$6,040,000 | Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories |
| **Incorporated in Bermuda:** | | | | | |
| Taikoo Motors Offshore Limited | 100 | – | 100 | 12,000 shares of US$1 | Holding company |
| **Incorporated in Macau:** | | | | | |
| Swire Resources (Macau) Limited | 100 | – | 100 | Authorised share capital of MOP25,000 | Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories |
| **Incorporated in Taiwan:** | | | | | |
| Beldare Limited | 100 | – | 100 | 80,000 shares of NT$1,000 | Automobile distribution |
| *Jointly controlled companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Intermarket Agencies (Far East) Limited | 70 | – | 70 | 10 shares of HK$100 | Marketing and distribution of branded sports and casual footwear, apparel and accessories |
| Reebok Hong Kong Limited | 66.7 | – | 66.7 | 15,000 shares of HK$1 | Marketing and distribution of branded sports and casual footwear, apparel and accessories |
| **OTHERS** | | | | | |
| *Subsidiary companies:* | | | | | |
| **Incorporated in Hong Kong:** | | | | | |
| Swire Finance Limited | 100 | 100 | – | 1,000 shares of HK$10 | Financial services |
| **Incorporated in the Cayman Islands:** | | | | | |
| Swire Pacific Capital Limited | 100 | 100 | – | 10 shares of US$1 | Financial services |
| Swire Pacific Offshore Financing Limited | 100 | 100 | – | 10 shares of US¢1 | Financial services |
| Swire Pacific MTN Financing Limited | 100 | 100 | – | 1 share of US$1 | Financial services |
| **Incorporated in Isle of Man:** | | | | | |
| Spaciom Limited | 100 | 100 | – | 650,000 shares of HK$1 | Insurance underwriting |
| *Jointly controlled companies:* | | | | | |
| **Incorporated in Mainland China:** | | | | | |
| *(Sino-foreign joint venture)* | | | | | |
| Shanghai Eastern Airlines Swire Investment Co. Limited | 50 | – | 50 | US$30 million | Non-airline aviation services |
| **Incorporated in Taiwan:** | | | | | |
| China Pacific Laundry Services Limited• | 45 | – | 45 | 25,000,000 shares of NT$10 | Laundry services |

# Cathay Pacific Airways Limited - Abridged Financial Statements

To provide shareholders with information on the results and financial position of the group's significant listed associated company, Cathay Pacific Airways Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2005 and consolidated balance sheet as at 31st December 2005.

## CATHAY PACIFIC AIRWAYS LIMITED

**Consolidated Profit and Loss Account**

for the year ended 31st December 2005

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| Turnover | **50,909** | 42,761 |
| Operating expenses | **(46,766)** | (37,514) |
| Operating profit | **4,143** | 5,247 |
| Finance charges | **(1,605)** | (1,628) |
| Finance income | **1,161** | 1,045 |
| Net finance charges | **(444)** | (583) |
| Share of profits of associated companies | **269** | 298 |
| Profit before taxation | **3,968** | 4,962 |
| Taxation | **500** | 446 |
| Profit for the year | **3,468** | 4,516 |
| Profit attributable to | | |
| – Cathay Pacific shareholders | **3,298** | 4,417 |
| – Minority interests | **170** | 99 |
| | **3,468** | 4,516 |
| Dividends | | |
| Interim – paid | **676** | 674 |
| Final – proposed | **947** | 1,520 |
| | **1,623** | 2,194 |
| | **HK¢** | HK¢ |
| Basic earnings per share | **97.7** | 131.4 |
| Diluted earnings per share (note) | **97.4** | 130.7 |

**Note:**
Cathay Pacific Airways adopted a share option scheme on 10th March 1999 whereby certain flight deck crew of Cathay Pacific Group were granted options to subscribe for a total of 68,327,000 shares at a price of HK$7.47 per share. During the year, 10,417,000 shares were subscribed for through the exercise of such share options. Diluted earnings per share are calculated to adjust for the effects of the remaining share options not yet exercised.

# Cathay Pacific Airways Limited - Abridged Financial Statements

## CATHAY PACIFIC AIRWAYS LIMITED

**Consolidated Balance Sheet**

at 31st December 2005

| | 2005 HK$M | 2004 HK$M |
|---|---|---|
| **ASSETS AND LIABILITIES** | | |
| **Non-current assets** | | |
| Fixed assets | **50,156** | 50,259 |
| Intangible assets | **260** | 348 |
| Investments in associated companies | **1,731** | 1,743 |
| Other long-term receivables and investments | **5,453** | 5,589 |
| | **57,600** | 57,939 |
| **Current assets** | | |
| Stock | **657** | 524 |
| Trade and other receivables | **6,538** | 5,347 |
| Liquid funds | **13,459** | 11,474 |
| | **20,654** | 17,345 |
| **Current liabilities** | | |
| Current portion of long-term liabilities | **4,849** | 7,096 |
| Related pledged security deposits | **(1,286)** | (2,127) |
| Net current portion of long-term liabilities | **3,563** | 4,969 |
| Trade and other payables | **7,625** | 7,163 |
| Unearned transportation revenues | **3,864** | 3,622 |
| Taxation | **2,527** | 1,497 |
| | **17,579** | 17,251 |
| **Net current assets** | **3,075** | 94 |
| **Total assets less current liabilities** | **60,675** | 58,033 |
| **Non-current liabilities** | | |
| Long-term liabilities | **27,745** | 27,698 |
| Related pledged security deposits | **(8,853)** | (10,036) |
| Net long-term liabilities | **18,892** | 17,662 |
| Retirement benefit obligations | **72** | 102 |
| Deferred taxation | **6,460** | 7,280 |
| | **25,424** | 25,044 |
| **NET ASSETS** | **35,251** | 32,989 |
| **CAPITAL AND RESERVES** | | |
| Share capital | **676** | 674 |
| Reserves | **34,292** | 32,181 |
| **Funds attributable to Cathay Pacific shareholders** | **34,968** | 32,855 |
| **Minority interests** | **283** | 134 |
| **TOTAL EQUITY** | **35,251** | 32,989 |

**Contingencies**

(a) Cathay Pacific Airways has under certain circumstances undertaken to maintain specified rates of return within Cathay Pacific Group's leasing arrangements. The Directors of Cathay Pacific Airways do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(b) At 31st December 2005, contingent liabilities existed in respect of guarantees given by Cathay Pacific Group on behalf of associated companies and staff relating to bank loans and other liabilities of up to HK$218 million (2004: HK$435 million).

(c) Cathay Pacific Airways files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

# Schedule of Principal Group Properties

At 31st December 2005

| | Gross floor areas in square feet | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Hong Kong | | Mainland China | | U.S.A | | Totals | |
| | Held through subsidiaries | Held through other companies | Held through subsidiaries | Held through other companies | Held through subsidiaries | Held through other companies | Held through subsidiaries | Held through subsidiaries and other companies |
| **Completed Properties for Investment** | | | | | | | | |
| Retail | 3,289,716 | 99,566 | – | 37,000 | – | – | 3,289,716 | 3,426,282 |
| Office | 6,561,822 | 306,850 | – | 76,700 | – | – | 6,561,822 | 6,945,372 |
| Techno-centres | 1,810,829 | – | – | – | – | – | 1,810,829 | 1,810,829 |
| Residential | 659,577 | – | – | – | – | – | 659,577 | 659,577 |
| Hotels | – | 381,680 | – | – | – | 258,750 | – | 640,430 |
| | 12,321,944 | 788,096 | – | 113,700 | – | 258,750 | 12,321,944 | 13,482,490 |
| **Property Developments for Investment** | | | | | | | | |
| Retail | 11,306 | – | 1,144,505 | – | – | – | 1,155,811 | 1,155,811 |
| Office | 1,974,058 | – | 1,740,330 | – | – | – | 3,714,388 | 3,714,388 |
| Hotels | 199,640 | – | 856,291 | – | – | – | 1,055,931 | 1,055,931 |
| | 2,185,004 | – | 3,741,126 | – | – | – | 5,926,130 | 5,926,130 |
| **Property Developments for Sale** | | | | | | | | |
| Retail | 3,503 | 27,313 | – | – | – | – | 3,503 | 30,816 |
| Industrial | – | 191,250 | – | – | – | – | – | 191,250 |
| Residential | 4,901 | 45,198 | – | – | 935,600 | – | 940,501 | 985,699 |
| | 8,404 | 263,761 | – | – | 935,600 | – | 944,004 | 1,207,765 |
| | 14,515,352 | 1,051,857 | 3,741,126 | 113,700 | 935,600 | 258,750 | 19,192,078 | 20,616,385 |

**Notes:**

1. All properties held through subsidiary companies are wholly owned except for Festival Walk (50%), Island Place (60%), Sunningdale (80%) and Taikoo Hui (97%). The above summary table includes the floor areas of these four properties in total. The remaining 50% interest in Festival Walk has been subsequently purchased by the group on 3rd March 2006.
2. "Other companies" comprise jointly controlled or associated companies and other investments. The floor areas of properties held through such companies are shown on an attributable basis.
3. Gross floor areas exclude carpark spaces; over 7,600 completed carpark spaces in Hong Kong are held by subsidiaries for investment.
4. When a Hong Kong property is held under a renewable lease, the expiry date of the renewal period is shown.
5. All properties in the United States are freehold.

# Schedule of Principal Group Properties

At 31st December 2005

| Completed properties for investment in Hong Kong | Lot number | Leasehold expiry | Site area in square feet | Gross floor area in square feet | Number of carparks | Year of completion | Remarks |
|---|---|---|---|---|---|---|---|
| **Retail and Office** | | | | | | | |
| 1. Pacific Place, 88 Queensway, Central | | | | | | | |
| One Pacific Place | IL 8571 (part) | 2135 | 115,066 (part) | 863,266 | – | 1988 | Office building. |
| Two Pacific Place | IL 8582 & Ext. (part) | 2047 | 203,223 (part) | 695,510 | – | 1990 | Office building. |
| The Mall at Pacific Place | IL 8571/IL 8582 & Ext. (part) | 2135/ 2047 | 318,289 (part) | 711,182 | 508 | 1988/ 90 | Shopping centre with restaurants and a four-screen cinema. Access to Admiralty MTR station. Pacific Place also comprises service apartments and hotels, details of which are given in the Residential and Hotel categories below. |
| 2. Three Pacific Place, One Queen's Road East | IL 47A sA RP<br>IL 47A sB RP<br>IL 47A sC RP<br>IL 47B sC RP<br>IL 47A RP<br>IL 47C sA ss1 RP<br>IL 47C sA RP<br>IL 47B sA RP<br>IL 47B sB RP<br>IL 47B RP<br>IL 47A sB ss2<br>IL 47A sD<br>IL 47B sD<br>IL 47C RP<br>IL 47D RP<br>IL 47D sA RP<br>IL 47 sA ss1<br>IL 47 sA RP<br>IL 47 sB ss1 & RP<br>IL 47 sC ss1 & ss2 sA & ss2 RP & ss3 sA & ss3 RP & ss4 & ss5 & ss6 sA & ss6 RP & ss7 RP & RP<br>IL 47sP<br>IL 47RP<br>IL 47 sC ss5 Ext.<br>IL 47 sC ss1 Ext. | 2050- 2852 | 40,236 | 621,530 (Phase 1)<br><br>5,823* (Phase 2) | 111 | 2004<br><br>2006 | Single office building.<br>Phase 1: Completed.<br><br>Phase 2: Work in progress. |
| 3. Festival Walk, Yau Yat Tsuen | NKIL 6181 | 2047 | 222,382 | Retail : 981,303<br>Office : 232,215 | 830 | 1998 | Comprises a 981,303 square foot shopping centre, including ice-skating rink and cinemas, 232,215 square feet of office space and a transport terminus linked to Kowloon Tong MTR/ KCR station. Floor areas quoted represent the whole development of which the group owns 50%. |

* Floor area of Three Pacific Place (Phase 2) is excluded from the subtotal of "Completed Properties for Investment – Retail and Office", but is included in the subtotal of "Property Developments for Investment" on page 156.

| Completed properties for investment in Hong Kong | Lot number | Leasehold expiry | Site area in square feet | Gross floor area in square feet | Number of carparks | Year of completion | Remarks |
|---|---|---|---|---|---|---|---|
| **Retail and Office** | | | | | | | |
| 4. Cityplaza, Taikoo Shing | QBML 2 & Ext. sK ss5<br>QBML 2 & Ext. sR RP<br>QBML 2 & Ext. sR ss1 sA<br>QBML 2 & Ext. sQ RP<br>QBML 2 & Ext. sQ ss7<br>QBML 2 & Ext. sQ ss2 sB<br>QBML 2 & Ext. sQ ss2 sA<br>QBML 2 & Ext. sJ RP (part) | 2899 | 334,475 (part) | 1,105,227 | 834 | 1982/ 87/97/ 2000 | Shopping centre with restaurants, ice-skating rink, cinema and access to TaiKoo MTR station. |
| 5. Cityplaza One, Taikoo Shing | QBML 2 & Ext. sR RP<br>QBML 2 & Ext. sR ss1 sA<br>QBML 2 & Ext. sQ RP<br>QBML 2 & Ext. sQ ss7<br>QBML 2 & Ext. sQ ss2 sB<br>QBML 2 & Ext. sQ ss2 sA<br>QBML 2 & Ext. sJ RP (part) | 2899 | 146,184 (part) | 628,785 | – | 1997 | Office building over part of Cityplaza shopping centre. |
| 6. Cityplaza Three, Taikoo Shing | QBML 2 & Ext. sK RP (part) | 2899 | 33,730 | 447,709 | 10 | 1992 | Office building linked by footbridge to Cityplaza. |
| 7. Cityplaza Four, Taikoo Shing | QBML 2 & Ext. sK RP (part) | 2899 | 41,864 | 556,427 | – | 1991 | Office building linked by footbridge to Cityplaza. |
| 8. Commercial areas in Stages I - X of Taikoo Shing | SML 1 sA ss1, SML 1 sA RP<br>SML 1 sB, SML 2 sC RP<br>SML 2 sCss2<br>SML 2 sD, SML 2 RP<br>QBML 2 & Ext. sJ ss1<br>QBML 2 & Ext. sJ ss3<br>QBML 2 & Ext. sL<br>QBML 2 & Ext. sN<br>QBML 2 & Ext. sQ ss4 & ss5<br>QBML 2 & Ext. sQ ss2 sC<br>QBML 2 & Ext. sS ss1<br>QBML 2 & Ext. sH ss1<br>QBML 2 & Ext. sH ss3 sA<br>QBML 2 & Ext. sK ss3 sA<br>QBML 2 & Ext. sU ss1<br>QBML 2 & Ext. sK ss3 RP<br>QBML 2 & Ext. sK ss4s A & RP<br>QBML 2 & Ext. sT ss1 & RP<br>QBML 2 & Ext. sU RP<br>QBML 2 & Ext. sK ss9 & ss10 & ss11 & ss13 & ss16 (part) | 2081/ 2899 | – | 331,079 | 3,826 | 1976-85 | Neighbourhood shops, schools and carpark spaces. |
| 9. Devon House, TaiKoo Place | QBML 1 sF ss1<br>QBML 1 sF RP<br>ML 703 sN<br>QBML 1 sE ss2 (part) | 2881 | 70,414 (part) | 803,448 | 311 | 1993 | Office building linked to Quarry Bay MTR station by a footbridge. |
| 10. Dorset House, TaiKoo Place | QBML 1 sQ, QBML 1 sR RP<br>QBML 1 sS, QBML 1 sT ss1<br>QBML 1 sT ss2<br>QBML 1 sT RP<br>QBML 1 sU, QBML 1 sW<br>QBML 1 RP (part) | 2881 | 238,582 (part) | 609,540 | 215 | 1994 | Office building linked to Devon House. |

# Schedule of Principal Group Properties

At 31st December 2005

| Completed properties for investment in Hong Kong | Lot number | Leasehold expiry | Site area in square feet | Gross floor area in square feet | Number of carparks | Year of completion | Remarks |
|---|---|---|---|---|---|---|---|
| **Retail and Office** | | | | | | | |
| 11. Lincoln House, TaiKoo Place | QBML 1 sQ, QBML 1 sR RP<br>QBML 1 sS, QBML 1 sT ss1<br>QBML 1 sT ss2<br>QBML 1 sT RP<br>QBML 1 sU, QBML 1 sW<br>QBML 1 RP (part) | 2881 | 238,582 (part) | 333,350 | 164 | 1998 | Office building linked to Dorset House. |
| 12. Oxford House, TaiKoo Place | QBML 1 sC ss4<br>QBML 1 sC ss7 (part)<br>QBML 2 & Ext. sD | 2881 | 33,434 | 501,249 | 182 | 1999 | Office building linked to Somerset House. |
| 13. Cambridge House, TaiKoo Place | QBML 1 sE ss2<br>QBML 1 sF ss1<br>QBML 1 sF RP<br>ML 703 sN (part) | 2881 | 70,414 | 268,793 | – | 2003 | Office building linked to Devon House. |
| 14. Island Place, 500 King's Road, North Point | IL 8849 | 2047 | 106,498 (part) | 150,167 | 288 | 1996 | Floor area shown represents the whole shopping centre podium of which the group owns 60%. |
| 15. StarCrest, 9 Star Street, Wanchai | IL 8853 | 2047 | 40,871 | 10,758 | 83 | 1999 | Floor area shown represents the whole of the retail area including 83 carparks retained by the group. |
| | Total held through subsidiaries | | | **9,851,538** | **7,362** | | |
| 16. PCCW Tower, TaiKoo Place | QBML 1 sQ, QBML 1 sR RP<br>QBML 1 sS, QBML 1 sT ss1<br>QBML 1 sT ss2<br>QBML 1 sT RP<br>QBML 1 sU, QBML 1 sW<br>QBML 1 RP (part) | 2881 | 238,582 (part) | 620,148 | 217 | 1994 | Office building linked to Dorset House. Floor area shown represents the whole development of which the group owns 20%. |
| | Held through associates | | | **620,148** | **217** | | |
| | – of which attributable to the group | | | **124,030** | | | |
| 17. 625 King's Road, North Point | IL 7550 | 2108 | 20,000 | 301,062 | 84 | 1998 | Office building. Floor area shown represents the whole development of which the group owns 50%. |
| 18. Tung Chung Crescent (Site 1), Tung Chung, Lantau | TCTL 1 | 2047 | 331,658 | 34,983 | – | 1998 and 1999 | Floor area shown represents the retail space of which the group owns 20%. |
| 19. Citygate (Site 2), Tung Chung, Lantau | TCTL 2 | 2047 | 358,557 (part) | Retail : 462,848<br>Office : 161,446 | 1,156 | 1999/ 2000 | A 161,446 square foot office tower above a 462,848 square foot shopping centre of which the group owns 20%. (Part of Site 1, Site 2 North and Site 3 included on pages 155 and 157). |
| | Held through jointly controlled companies | | | **960,339** | **1,240** | | |
| | – of which attributable to the group | | | **282,386** | | | |

| Completed properties for investment in Hong Kong | Lot number | Leasehold expiry | Site area in square feet | Gross floor area in square feet | Number of carparks | Year of completion | Remarks |
|---|---|---|---|---|---|---|---|
| **Techno-centres** | | | | | | | |
| 20. TaiKoo Place | | 2881 | 238,582 (part) | | 292 | | Data centres/offices/logistics warehousing. |
| Warwick House | QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 | | | 552,537 | | 1979 | |
| Cornwall House | QBML 1 sT ss2, QBML 1 sT RP QBML 1 sU, QBML 1 sW | | | 334,936 | | 1984 | Floor area excludes eight floors owned by Government. |
| Somerset House | QBML 1 RP (part) | | | 923,356 | | 1988 | |
| | Total held through subsidiaries | | | **1,810,829** | **292** | | |
| **Residential** | | | | | | | |
| 21. The Albany, 1 Albany Road, Mid-Levels | IL 8638 | 2047 | 41,732 | – | 6 | 1989 | six remaining unsold carparks. |
| 22. The Atrium, Pacific Place, 88 Queensway, Central | IL 8571 (part) | 2135 | 115,066 (part) | 173,999 | | 1988 | 136 service suites above the JW Marriott Hotel. |
| 23. Parkside, Pacific Place, 88 Queensway, Central | IL 8582 & Ext. (part) | 2047 | 203,223 (part) | 443,075 | | 1990 | 270 service suites within the Conrad Hong Kong Hotel tower. |
| 24. Rocky Bank, 6 Deep Water Bay Road | RBL 613 RP | 2099 | 28,197 | 14,768 | | 1981 | Three pairs of semi-detached houses. |
| 25. 36 Island Road, Deep Water Bay | RBL 507 & Ext. | 2097 | 20,733 | 5,773 | | 1980 | Two detached houses. |
| 26. 26 Severn Road, 28 Severn Road, The Peak | RBL 127<br>RBL 99 | 2049<br>2049 | 11,351<br>11,370 | 5,900<br>5,900 | | Pre-war<br>Pre-war | One semi-detached house on each site. |
| 27. Fairwinds, 29-31 Tung Tau Wan Road, Stanley | RBL 655<br>RBL 658 | 2100 | 13,548 | 10,162 | | 1998 | One pair of semi-detached houses on each site. |
| | Total held through subsidiaries | | | **659,577** | **6** | | |
| **Hotels** Pacific Place, 88 Queensway, Central | | | | | | | |
| 1. JW Marriott Hotel | IL 8571 (part) | 2135 | 115,066 (part) | 525,904 | – | 1989 | 602 room hotel, in which the group owns a 20% interest. |
| 2. Conrad Hong Kong Hotel | IL 8582 & Ext. (part) | 2047 | 203,223 (part) | 540,115 | – | 1990 | 513 room hotel, in which the group owns a 20% interest. |
| 3. Island Shangri-La Hotel | IL 8582 & Ext. (part) | 2047 | 203,223 (part) | 605,728 | – | 1991 | 565 room hotel, in which the group owns a 20% interest. |
| | Total held through associates | | | **1,671,747** | | | |
| | – of which attributable to the group | | | **334,349** | | | |
| Citygate (Site 2 North), Tung Chung, Lantau | | | | | | | |
| 4. Novotel Citygate Hong Kong Hotel | TCTL 2 | 2047 | 358,557 (part) | 236,653 | 8 | 2005 | 440 room hotel, in which the group owns a 20% interest. |
| | Held through jointly controlled companies | | | **236,653** | **8** | | |
| | – of which attributable to the group | | | **47,331** | | | |

# Schedule of Principal Group Properties

At 31st December 2005

| Property developments for investment in Hong Kong | Lot number | Leasehold expiry | Site area in square feet | Use | Gross floor area in square feet | Number of carparks | Stage of completion | Expected completion date | Remarks |
|---|---|---|---|---|---|---|---|---|---|
| 1. Hotal Cityplaza, Taikoo Shing | QBML 2 & Ext. sR RP<br>QBML 2 & Ext. sR ss1 sA<br>QBML 2 & Ext. sQ RP<br>QBML 2 & Ext. sQ ss7<br>QBML 2 & Ext. sQ ss2 sB<br>QBML 2 & Ext. sQ ss2 sA<br>QBML 2 & Ext. sJ RP (part) | 2899 | 146,184 (part) | Hotel | 199,640 | – | Vacant Site | 2008 | Floor area shown represents a proposed hotel building of 320 to 350 rooms. Target to operate in early 2009. |
| 2. Cityplaza One (Phase 2), Taikoo Shing | QBML 2 & Ext. sR RP<br>QBML 2 & Ext. sR ss1 sA<br>QBML 2 & Ext. sQ RP<br>QBML 2 & Ext. sQ ss7<br>QBML 2 & Ext. sQ ss2 sB<br>QBML 2 & Ext. sQ ss2 sA<br>QBML 2 & Ext. sJ RP(part) | 2899 | 146,184 (part) | Office | 446,107 | – | – | On Hold | 16-storey vertical extension to the existing Cityplaza One office building, subject to payment of land premium. |
| 3. One Island East, TaiKoo Place | QBML 1 sC ss5<br>QBML 1 sC ss6<br>QBML 2 & Ext. sF<br>QBML 2 & Ext. sG<br>QBML 2 & Ext. sH ss6 sB RP<br>QBML 2 & Ext. sH RP<br>QBML 2 & Ext. RP<br>QBIL 15 sD | 2881/ 2899 | 109,929 | Office | 1,522,128 | – | Foundation in progress | 2008 | Floor area shown represents a proposed single office tower. |
| 4. 23-29 Wing Fung Street, Wanchai | IL526 SA ss1 sB RP<br>IL526 SA ss1 sB ss1<br>IL526 SA ss2<br>IL526 SA ss3 | 2856 | 2,396 | Retail | 11,306 | – | Superstructure in progress | 2006 | Floor area shown represents a 3-storey retail podium. |
| | Total held through subsidiaries | | | | **2,185,004*** | – | | | |

* *Including gross floor area of 5,823 square feet for Three Pacific Place (Phase 2).*

| Property developments for sale in Hong Kong | Lot number | Leasehold expiry | Site area in square feet | Use | Gross floor area in square feet | Number of carparks | Stage of completion | Expected completion date | Remarks |
|---|---|---|---|---|---|---|---|---|---|
| 1. Sunningdale, 193 Sai Yee Street, Mongkok | KIL 2306 RP, KIL 3869 RP, KIL 3868 RP, KIL 3870 RP | 2080 | 4,064 | Residential<br>Retail | 4,102<br>3,503 | 5 | Completed | 1997 | Comprises 44 flats plus 3,503 square feet of retail. Floor areas shown represent six unsold flats and one unsold shop at year-end of which the group owns 80%. |
| 2. The Orchards, Greig Road, Quarry Bay | IL 8397 RP | 2125 | 61,505 | Residential | 799 | – | Completed | 2003 | Comprises 442 flats. Floor area shown represents one unsold unit. |
| | Total held through subsidiaries | | | | **8,404** | **5** | | | |
| 3. MTRC Tung Chung (Package 1) Lantau | | | | | | | | | |
| – Tung Chung Crescent (Site 1) | TCTL 1 | 2047 | 331,658 | Carparks | – | 507 | Completed | 1998 and 1999 | 507 unsold carparks of which the group owns 20%. |
| – Seaview Crescent (Site 3) | TCTL 3 | 2047 | 230,348 | Retail | 30,617 | 290 | Completed | 2002 | Comprises 1,536 flats and retail space. Floor area shown represents unsold retail space of which the group owns 20%. |
| 4. Ocean Shores, Tseung Kwan O | TKOTL55 | 2047 | 539,756 | Residential<br>Retail | –<br>32,292 | 110<br>30 | Completed | 2000-2003 | Residential content comprising 5,728 units has all been sold. Floor area shown represents unsold retail space of which the group owns 49%. |
| 5. 8-10 Wong Chuk Hang Road, Aberdeen | AIL 338<br>AIL 339 | 2119<br>2120 | 25,500 | Industrial | 382,500 | 39 | Foundation completed | On hold | Floor area shown represents the whole development of which the group owns 50%. |
| | Total held through jointly controlled companies | | | | **445,409** | **976** | | | |
| | – of which attributable to the group | | | | **213,196** | | | | |

# Schedule of Principal Group Properties

At 31st December 2005

| Property developments for sale in Hong Kong | Lot number | Leasehold expiry | Site area in square feet | Use | Gross floor area in square feet | Number of carparks | Stage of completion | Expected completion date | Remarks |
|---|---|---|---|---|---|---|---|---|---|
| **Other holdings** | | | | | | | | | |
| 6. Belair Monte, Fanling | FSSTL 126 | 2047 | 223,674 | Retail | 67,083 | – | Completed | 1998 | Residential content comprising 1,680 units has all been sold. Floor area shown represents the whole of the retail area including 17 carparks of which the group owns 8%. |
| 7. 172 Java Road, North Point | IL 7105 | 2104 | 17,868 | Residential / Retail | 180,791 | 58 | Foundation works to commence soon | 2009 | Comprises 215 residential units and retail space. Group appointed as a developer to develop the site and subsequently sell the units of the development. |
| | | | | | **247,874** | **58** | | | |
| – Attributable holding | | | | | **50,564** | | | | |

| Completed property for investment in China | Address | Leasehold expiry | Site area in square feet | Use | Gross floor area in square feet | Number of carparks | Year of completion | Remarks |
|---|---|---|---|---|---|---|---|---|
| **Other holdings** | | | | | | | | |
| 1. Citic Square | 1168 Nanjing Xi Lu, Jingan District, Shanghai | 2044 | 157,153 | Retail<br>Office | 370,000<br>767,000 | 376 | 2000 | Comprises a 370,000 square foot shopping centre and 767,000 square feet office space. Floor areas quoted represent the whole development of which the group owns 10%. |
| | | | | | **1,137,000** | **376** | | |
| – Attributable holding | | | | | **113,700** | | | |

| Property development for investment in China | Address | Leasehold expiry | Site area in square feet | Use | Gross floor area in square feet | Number of carparks | Stage of completion | Expected completion date | Remarks |
|---|---|---|---|---|---|---|---|---|---|
| 1. Taikoo Hui | North of Tianhe Road and west of Tianhe Dong Road Tianhe District | 2051 | 526,936 | Retail<br>Office<br>Hotel | 1,144,505<br>1,740,330<br>856,291 | 1,092 | Excavation and site formation in progress | 2008 | Gross floor area is based on January 2004 approved Master Layout Plan. A cultural centre of 530,428 square feet to be built and handed back to Guangzhou Government upon completion. Floor areas shown represent the whole development of which the group owns 97%. |
| | Total held through subsidiaries | | | | **3,741,126** | **1,092** | | | |

| Completed property for investment in the United States | Site area in square feet | Use | Gross floor area in square feet | Year of completion | Remarks |
|---|---|---|---|---|---|
| **Hotels** | | | | | |
| 1. Mandarin Oriental, South Brickell Key, Miami, Florida | 124,000 | Hotel | 345,000 | 2000 | 329 room hotel in central Miami, in which the group has a 75% interest. |
| | Held through jointly controlled company | | **345,000** | | |
| | – of which attributable to the group | | **258,750** | | |

| Property developments for sale in the United States | Site area in square feet | Use | Gross floor area in square feet | Year of completion | Remarks |
|---|---|---|---|---|---|
| 1. The Carbonell, 901 Brickell Key, Miami, Florida | 108,029 | Residential | 193,800 | 2005 | 40-storey residential condominium tower comprising 284 units with 7-storey parking garage located in central Miami. In December 2005, 186 units were handed over to purchasers. Floor area represents 98 remaining units. |
| 2. Asia, 900 Brickell Key, Miami, Florida | 173,531 | Residential | 320,000 | 2007 | 32-storey residential condominium tower comprising 123 units with 5-storey parking garage. Condominium tower currently under construction. |
| 3. South Brickell Key, Miami, Florida | 106,868 | Residential | 421,800 | – | Development site in central Miami acquired in January 1997 along with Mandarin Oriental site. Plans for condominium tower currently under review. |
| | Total held through subsidiaries | | **935,600** | | |

# Group Structure Chart



SWIRE PACIFIC LIMITED
Property Division
Aviation Division
Beverages Division
100
Swire Properties Ltd
100
Swire Properties Inc (USA)
46.3
Cathay Pacific Airways Ltd
20
Hong Kong Air Cargo Terminals Ltd
10
32.4
Hong Kong Aircraft Engineering Co Ltd
27.5
49
Goodrich Asia-Pacific Limited
50
EADS SOGERMA HAECO Services Co Ltd
60
South China Aero Technology Ltd
35
IN-Services Asia Ltd
45
Hong Kong Aero Engine Services Ltd
20
Singapore Aero Engine Services Pte Ltd
54.6
Taikoo (Xiamen) Aircraft Engineering Co Ltd
9.1
25
Honeywell TAECO Aerospace (Xiamen) Co Ltd
10
20
Taikoo (Shandong) Aircraft Engineering Co Ltd
10
Goodrich TAECO Aeronautical Systems (Xiamen) Co Ltd
35
7.7
21.6
Hong Kong Dragon Airlines Ltd
30
70
Hong Kong Airport Services Ltd
60
AHK Air Hong Kong Ltd
48.5
Cathay Kansai Terminal Services Co Ltd
100
Vogue Laundry Service Ltd
100
Cathay Pacific Catering Services Division
Cathay Pacific Catering Services (HK) Ltd
100
VN/CX Catering Services Ltd
40
CLS Catering Services Ltd
60
China Pacific Laundry Services Ltd
45
100
Swire Beverages Holdings Ltd
87.5
Swire Beverages Ltd
100
Swire Coca-Cola HK Ltd
51
Swire Guangdong Coca-Cola Ltd
Swire Coca-Cola Beverages Xiamen Ltd
51
Swire BCD Co Ltd
85
60
Nanjing BC Foods Co Ltd
60
Hangzhou BC Foods Co Ltd
100
Xian BC Coca-Cola Beverages Ltd
81.6
Swire Coca-Cola Beverages Zhengzhou Ltd
80
Swire Coca-Cola Beverages Hefei Ltd
100
Swire Coca-Cola, USA
80
Swire Coca-Cola Beverages Ltd Taiwan Branch
80
Swire Coca-Cola (S&D) Ltd Taiwan Branch
Publicly Quoted
Hong Kong
Japan
Macau
Mainland China
North America
Singapore
Taiwan
Vietnam


Marine Services Division
100
Swire Pacific Offshore
100
Swire Pacific Ship Management Ltd
17.5
Shekou Container Terminals Ltd
17.2
Shekou Container Terminals (Phase II) Co Ltd
50
Hongkong United Dockyards Ltd
100
Hongkong Salvage & Towage
Trading & Industrial Division
Trading
100
Swire Resources Ltd
66.7
Reebok Hong Kong Ltd
70
Intermarket Agencies (Far East) Ltd
100
Swire Resources (Macau) Ltd
100
Swire Resources (Shanghai) Trading Company Ltd
100
Taikoo Motors Offshore Ltd Taiwan Branch
100
Yuntung Motors Ltd
100
Beldare Motors Ltd
100
Liberty Motors Ltd
100
Bel Air Motors Limited
Industrial
100
Taikoo Sugar Ltd
100
Swire Duro Ltd
40
ICI Swire Paints Ltd
36
ICI Swire Paints (China) Ltd
30
ICI Swire Paints (Shanghai) Ltd
50
Swire SITA Waste Services Ltd
53
Far East Landfill Technologies Ltd
37.4
CROWN Beverage Cans Hanoi Ltd
44.6
CROWN Beverage Cans Hong Kong Ltd
50
Foshan Continental Can Co Ltd
60
CROWN Beverage Cans Shanghai Ltd
92.7
CROWN Beverage Cans Beijing Ltd
99
CROWN Beverage Cans Huizhou Ltd

# Financial Calendar And Information For Investors

## Financial Calendar 2006

| | |
|---|---|
| Annual Report sent to shareholders | 12th April |
| 'A' and 'B' shares trade ex-dividend | 3rd May |
| Share registers closed | 8th – 11th May |
| Annual General Meeting | 11th May |
| Payment of 2005 final dividend | 5th June |
| Interim results announcement | August 2006 |
| Interim dividend payable | October 2006 |

## Registered office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

## Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: http://www.computershare.com.hk

## Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
U.S.A.

Website: http://www.adrbny.com
E-mail: ADR@bankofny.com

(Domestic toll free) 1-888-BNY-ADRs
(International call) (1-610)-382-7836
Fax: (1-212) 571-3050

## Stock Codes

| | 'A' | 'B' |
|---|---|---|
| Hong Kong Stock Exchange | 19 | 87 |
| ADR | SWRAY | SWRBY |

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

## Investor Relations

E-mail: corporateaffairs@swirepacific.com

## Public Affairs

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

## Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

## Auditors

PricewaterhouseCoopers

Design: FutureBrand www.futurebrand.com Printed in Hong Kong The paper used in this report is 55% recycled fibre and elemental chlorine free.

SWIRE PACIFIC

www.swirepacific.com